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As filed with the Securities and Exchange Commission on June 29, 2005

Registration No. 333-117487

Securities and Exchange Commission
Washington, D.C. 20549

Post-effective Amendment No. 1
to
FORM S-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Artemis International Solutions Corporation
(Exact Name of Registrant as Specified in Its Charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	7389 (Primary Standard Industrial Classification Code Number)	13-4023714 (I.R.S. Employer Identification Number)

4041 MacArthur Blvd, Suite 401, Newport Beach, CA 92660 (949) 660-6500 (Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant's Principal Executive Offices)

Robert S. Stefanovich
Chief Financial Officer
4041 MacArthur Blvd, Suite 401
Newport Beach, CA 92660
(949) 660-6500
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

With a copy to:
Robert S. Matlin, Esq. Thelen Reid & Priest LLP 875 Third Avenue New York, New York 10022 Telephone: (212) 603-2215

Approximate date of commencement of proposed sale to the public:
From time to time after the effective date of this Registration Statement.

       If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

       If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

       If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

       If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

       If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Security To be Registered	Amount to be Registered(1)	Offering Price Per Share(2)	Aggregate Offering Price(2)	Amount of Registration Fee(2)(3)

Common Stock, $.001 par value, Underlying Preferred Stock	5,113,635 shares	$2.55	$13,039,769	$1,652.14

Common Stock, $.001 par value	571,066 shares	$2.55	$1,456,218	$184.50

Common Stock, $.001 par value, Underlying Warrants	511,365 shares	$2.55	$1,303,981	$165.21

Total	6,196,066 shares		$15,799,968	$2,001.85

(1)
In the event of a stock split, stock dividend, or similar transaction involving common stock of the registrant, in order to prevent dilution, the number of shares registered shall be automatically increased to cover the additional shares in accordance with Rule 416(a) under the Securities Act. Since Artemis is registering the maximum number of shares underlying certain warrants with conversion rates that vary according to the market, the registrant believes that the immediately preceding sentence complies with the Rule cited therein. This registration statement covers an aggregate of 6,196,066 shares.

(2)
Estimated solely for the purpose of calculating the registration fee as determined in accordance with Rule 457(c) under the Securities Act based on the average of the high and low sales prices per share of common stock as reported on the Over-the-Counter Bulletin Board on June 20, 2005.

(3)
Artemis previously paid $2,282.61 to the SEC for Registration Fees for the original filing and the first amendment to Form S-1. There are no further Registration Fees due as a result of filing this Post-effective Amendment No. 1 to Form S-1.

       The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

PROSPECTUS

ARTEMIS INTERNATIONAL SOLUTIONS CORPORATION

6,196,066 SHARES OF COMMON STOCK

        The shares of common stock, par value $.001 per share, of Artemis International Solutions Corporation are being offered by this prospectus. The shares covered by this prospectus consist of 5,113,635 shares issuable upon the conversion of convertible preferred stock, 571,066 shares resulting from the exercise of certain stock warrants, and 511,365 shares issuable upon exercise of stock warrants. The shares will be sold from time to time by the selling shareholders named in this prospectus at prices determined by the prevailing market price for the shares or in negotiated transactions. We will not receive any of the proceeds from the sale of the shares, although we will receive proceeds with respect to the exercise of the stock warrants.

        Our common stock is quoted on the Over-the-Counter Bulletin Board (the "OTC BB") under the symbol "AMSI". On June 20, 2005, the last sale price of our common stock as reported on the OTC BB was $2.55 per share. See "Use of Proceeds," "Selling Shareholders" and Plan of Distribution" for a description of the sales of shares by the selling shareholders.

        Investment in our common stock involves a number of risks. See section titled "Risk Factors" beginning on page 6 to read about certain factors you should consider before buying shares of our common stock.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

        The information in this prospectus is not complete and may be changed. The selling shareholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is declared effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

The date of this prospectus is June 29, 2005.

        You should rely only on the information contained in this prospectus. We have not, and the selling shareholders have not, authorized any other person to provide you with information that is different from that contained in this prospectus. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common stock.

        In this prospectus, "we," "us," "our company," "the Company," and "our" refer to Artemis International Solutions Corporation and its consolidated subsidiaries unless the context requires otherwise.

i

PROSPECTUS SUMMARY

        You should read this summary together with the entire prospectus, including the more detailed information in our consolidated financial statements and related notes appearing elsewhere in this prospectus.

Our Business

        Artemis International Solutions Corporation, including its subsidiaries ("Artemis", "We", or the "Company"), is one of the world's leading providers of investment planning and control software and services. Since 1976 we have been helping organizations improve their performance through portfolio, project and resource management. Improved performance requires continuous alignment of investments with strategic business goals, consequently the ability to effectively select, plan, budget and control investment projects becomes the key for optimizing corporate resources. We believe this creates an even greater requirement for integrated investment planning and control solutions to support the needs of value creation, visibility, governance and compliance.

        The Company has a 29-year history of delivering enterprise and project management solutions to Global 2000 customers with extensive portfolio and project management needs. Our customers rely on Artemis' software to manage their business-critical processes. Customers use our software in such key areas as (i) IT management and governance, (ii) developing new products such as pharmaceuticals, (iii) helping governmental agencies promote business efficiency through better alignment and allocation of resources, (iv) maintaining nuclear power stations and (v) managing the Joint Strike Fighter Program for the US government.

        Our corporate offices are located at 4041 MacArthur Boulevard, Suite 401, Newport Beach, CA 92660 and our telephone number at that address is (949) 660-6500.

Key Business Focus and Strategy

        We have refined our experience and understanding of market needs into a suite of industry optimized solutions that integrate application modules with packaged consulting services to provide an immediate response to today's business needs.

        Our understanding of the business issues encountered within different market environments has enabled us to fine tune our solutions to address the specific requirements of multiple industry sectors including Automotive, Aerospace and Defense, High Technology, National and local Government, Energy, Telecommunications, Financial Services and Pharmaceuticals.

        Artemis investment planning and control solutions ("Solutions") support value creation for both industry and the public sector by ensuring better alignment of strategy, investment planning and project execution. The Solutions can be deployed throughout the organization to address specific business needs including; IT management and governance, new product development, program management, fleet and asset management, power outage management and detailed project management.

        Artemis markets its Solutions through its own direct sales and service organizations with multiple office locations in the United States, the United Kingdom, France, Finland, Germany, Italy, Japan and the Pacific Rim. Additionally, an extensive distributor network provides sales and service capabilities in other European countries, Australia, Asia Pacific and Latin America.

        With over 600,000 users worldwide, and a global network covering 47 countries, Artemis offers a unique ability in the portfolio and project management market based on its size, experience, global presence and innovative solutions. Our international presence not only enables us to service global organizations, but provides strong protection against fluctuating market demands that typically affect companies relying on specific geographies for the majority of their business. The international dimension of Artemis is clearly reflected by our new web site (http://www.aisc.com) introduced this year. This site provides consistent information to the world in 10 languages, while enabling individual countries to promote their specific regional focus.

Our Products

        Artemis industry optimized Solutions are built around our two core software products:

        Artemis 7, which replaced Portfolio Director in July 2003, is a fully web-based product representing a true merger of investment planning, prioritization and control, and portfolio and organizational budgeting with operational project and resource management. Artemis 7 provides enterprise wide alignment of investments with business strategy without enforcing a single consistent level of process maturity across the entire organization. Artemis 7 includes additional functionality such as Program Management, Project Management, Resource Management and Time Recording and supports a broader spectrum of processes than Portfolio Director. Artemis 7, including its predecessor product Portfolio Director, has had wide acceptance in Western Europe and is now gaining traction in the United States and Asia; and

        Artemis Views, a web and client server product designed to manage project based work in organizations with well-established project management practices. Artemis Views comprises a series of core modules including: Project Management, Advanced Planning and Resourcing, Earned Value Management, Time Reporting and Project Analytics.

History

        As used herein:

  •
  "Opus360" refers to Opus360 Corporation, a Delaware corporation, prior to the closing of certain share exchange transactions described below. Opus360 was incorporated in August 1998 to provide an integrated web-based service to streamline the procurement and management of professional services.

  •
  "Legacy Artemis" refers to Artemis Acquisition Corporation, a Delaware corporation and the former parent corporation of the Artemis business organization. Prior to the share exchange transactions described below, Legacy Artemis was a wholly owned subsidiary of Proha Plc ("Proha"), a Finnish corporation, whose stock is publicly traded on the Helsinki Stock Exchange. Legacy Artemis was a developer and supplier of comprehensive project and resource collaboration application software products and consulting services.

  •
  In November 2001 the Company changed its name to "Artemis International Solutions Corporation" which refers to Opus360 after the closing of certain share exchange transactions described below.

        In April 2001, Opus360 and Proha entered into a share exchange agreement (the "Share Exchange Agreement"), pursuant to which Opus360 agreed to exchange 80% of its post-transaction outstanding common stock for all of the capital stock of Legacy Artemis, and 19.9% each of two Finnish subsidiaries of Proha, Intellisoft Oy and Accountor Oy, respectively.

        Proha acquired Legacy Artemis and transferred its interests in several companies based in Europe, Asia and the United States to Legacy Artemis in August 2000. In addition, Proha contributed its directly held interests in several companies to Artemis in conjunction with the share exchange transactions effective July 31, 2001 (see below for additional information). Each of the "Contributed Businesses" is reflected as having been contributed by Proha as of the later of the date Legacy Artemis was acquired by Proha, or the date these interests were under the control of Proha. These Contributed

Businesses are included in the results of Artemis as of the effective date a majority interest was transferred to Artemis.

        The active Contributed Businesses and the effective dates of their contribution to Legacy Artemis are as follows:

Current Company Name	Location	Contribution Date
Artemis Finland Oy	Finland	August 24, 2000
Artemis International Solutions Ltd.	United Kingdom	August 24, 2000
Artemis International Limited	Japan	August 24, 2000
PMSoft Asia Pte. Ltd.	Singapore	December 1, 2000
Artemis International S.p.A.	Italy	December 1, 2000
Enterprise Management Systems Sarl	Italy	December 1, 2000
Artemis International Sarl	France	December 1, 2000
Solutions International	France	December 1, 2000
Artemis International GmbH	Germany	December 1, 2000

        The transaction was structured in two steps (the "Share Exchange Transactions") since the number of authorized Opus360 shares needed to be increased to allow for the issuance of 8.0 million new shares to Proha. Despite its two step structure, the transaction was accounted for upon the consummation of the first closing because Proha gained a majority controlling interest and the voting agreements discussed below effectively "locked in" phase two of the transaction.

        In connection with the Share Exchange Agreement, Proha entered into two voting agreements, one with Ari B. Horowitz, (cofounder of Opus360 and member of the Artemis Board of Directors), and one with Opus360. Pursuant to these agreements, Mr. Horowitz agreed among other things to cause all of his 133,000 shares of Opus360 common stock to be voted in favor of the second closing. Also, Proha agreed among other things to cause all of its 3.0 million shares of Opus360 common stock to be voted in favor of the second closing.

        As a result of the above voting agreements, there were commitments to vote in favor of the second closing representing approximately 62% of the outstanding common stock. Accordingly, the transaction was not treated as a step acquisition since Proha obtained a majority controlling and voting interest upon consummation of the first closing.

        On July 31, 2001, Opus360 consummated the first phase of the share exchange. In connection with the share exchange Opus360 acquired all of the capital stock of Legacy Artemis in exchange for approximately 3 million shares of common stock of Opus360. As a result of this exchange, Proha obtained a controlling ownership and management interest in Opus360. Accordingly, the transaction was accounted for as a reverse acquisition with Legacy Artemis treated as the accounting acquiror and accounted for under the purchase method of accounting in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations." The second closing was completed on November 20, 2001 by the filing by Opus360 of a definitive proxy statement with the Securities and Exchange Commission (the "SEC") containing the required disclosures and financial information of the combined and consolidated companies. At the second closing, Opus360 delivered approximately 5 million additional shares of its common stock in return for the delivery by Proha of 19.9% of the outstanding common stock of two Proha subsidiaries. Immediately after completion of the second closing, Proha owned approximately 80% of the post-transaction outstanding common stock of the Company.

Preferred Series A Financing

        On June 16, 2004 (the "Closing Date"), the Company completed a private placement of $9.0 million of unregistered convertible preferred stock (the "Preferred Series A Financing"). In connection with the private placement, the Company issued an aggregate of 4,090,909 shares of convertible preferred stock (the "Series A Preferred Stock") to certain accredited investors (the "Series A Holders"), priced at $2.20 per share, each of which is convertible into one share of common stock.

        In addition, the Company issued to the Series A Holders (i) 5-year warrants to purchase an aggregate of 409,090 shares of common stock at an exercise price of $2.64 per share (the "Initial Warrants") and (ii) 210-day warrants (a) that are exercisable only in the event that the Six Month Price (as defined below) is less than $2.20 and (b) to purchase a variable number of shares of common stock at $.01 per share based upon the Six Month Price. The number of issuable shares is to be be determined by the "Six Month Price" which is defined as the greater of $1.75 or the lowest average closing price of the common stock of the Company for any 15 consecutive day period during the six-month period immediately following the Closing Date (the "Additional Warrants"). The Initial Warrants vested and became fully exercisable on the issuance date. As of December 15, 2004, the Six Month Price was $1.98 per share, which resulted in the issuance of 456,853 Additional Warrants to the Series A Holders. Subsequently all such Additional Warrants were exercised resulting in the issuance of 456,853 shares of common stock.

        Proceeds from the financing will be used for (i) working capital, (ii) the repayment of debt and (iii) to strengthen the Company's balance sheet. $2,157,630 of the proceeds were transferred on behalf of Artemis directly to Laurus Master Fund, Ltd. ("Laurus") to pay off the over-advance portion due to Laurus under a line-of-credit arrangement. (See "Risk Factors" below and Note 6 to the Company's annual consolidated financial statements included elsewhere herein for additional information regarding the Laurus credit facility.) In addition, $2,342,370 of the proceeds were placed into escrow for a thirty-day period subject to the satisfaction of certain conditions set forth in an escrow agreement. The Company has met these conditions, and has received the funds held in escrow.

        The Series A Holders (i) are entitled to one vote per share on all matters upon which holders of common stock are entitled to vote, (ii) have certain voting consents and (iii) so long as at least twenty-five percent of the shares of preferred stock are outstanding, have the right to elect one member of the board of directors of the Company.

        Each of the exercise prices and the number of shares underlying the warrants are subject to anti-dilution adjustments in connection with mergers, acquisitions, stock splits, dividends and the like. The Series A Holders may pay the exercise price for the shares to be purchased upon exercise of the warrant by paying cash equal to the number of shares to be purchased times the appropriate exercise price per share, or, if the market price of our common stock exceeds the exercise price to be paid per share, the Series A Holders may, at their option, exchange the right to purchase all or part of the maximum shares underlying the warrant for that number of shares equal in value to the amount by which the closing price of a share of our common stock preceding the exercise date exceeds the exercise price, multiplied by the number of shares to be purchased at that exercise price.

        So long as at least 30% of the Series A Preferred Stock are outstanding, the Company cannot, directly or indirectly, redeem, or declare or pay any cash dividend or distribution on, the common stock without the prior express written consent of the holders of at least a majority of the Series A Preferred Stock.

The Offering

Common stock underlying preferred stock(1)	5,113,635 shares
Common stock(2)	571,066 shares
Common stock underlying the Series A Preferred Stock warrants(3)	511,365 shares
Common stock to be outstanding after the offering(4)	14,916,346 shares
Maximum common stock to be outstanding after the offering including warrants(5)	15,325,438 shares
Use of Proceeds
We will not receive any of the proceeds from the sale of the shares of common stock because they are being offered by the selling shareholders and we are not offering any shares for sale under this prospectus, but we may receive proceeds from the exercise of warrants held by the selling stockholders. See "Use of Proceeds."
OTC Bulletin Board symbol	"AMSI"

(1)
Represents 125% of the common shares underlying the Series A Preferred Stock to be registered under the Registration Rights Agreement between the Company and the Series A Holders.

(2)
Represents common stock resulting from the exercise of the Additional Warrants as defined on page 4 of this prospectus.

(3)
Represents 125% of the maximum shares issuable upon exercise of the Initial Warrants as defined on page 4 under section "Preferred Series A Financing".

(4)
Represents common stock outstanding as of June 20, 2005, assuming conversion of all of the Series A Preferred Stock issued.

(5)
Represents common stock outstanding as of June 20, 2005, assuming conversion of all of the Series A Preferred Stock and exercise of the Initial Warrants owned by the Series A Holders.

        This prospectus relates solely to the registration of 6,196,066 shares of our common stock by the selling shareholders. The outstanding share information is based on our shares outstanding as of June 20, 2005 and excludes:

  •
  an aggregate of 127,340 shares of common stock reserved for issuance upon the exercise of outstanding warrants;

  •
  an aggregate of 2,228,443 shares of common stock reserved for issuance upon the exercise of outstanding options granted under our stock option plans, and

  •
  an aggregate of 2,167,646 shares of common stock issuable upon exercise of options reserved for future grant under our stock option plans.

Risk Factors

        Investing in our common stock involves a high degree of risk. You should carefully review and consider the risks listed in the "Risk Factors" section beginning on page 6 of this prospectus, as well as the other information contained in this prospectus, before deciding to invest in shares of our common stock or to maintain or increase your investment in shares of our common stock. You should also review our 2004 Annual Report filed with the SEC on Form 10-K on March 30, 2005, and our subsequent reports on Forms 10-Q and 8-K. The risks and uncertainties described below are not the only onces we face. Additional risks and uncertainties not currently known to us or that we currently deem immaterial may also adversely affect our business, financial condition and operating results. If any of the following risks, or any other risks not described below, actually occur, it is likely that our business, financial condition and operating results could be seriously harmed. As a result, the trading price of our common stock could decline, and you could lose part or all of your investment.

RISK FACTORS

        The occurrence of any of the following risks could materially and adversely affect our business, financial condition and operating results. In that case, the trading price of our common stock could decline and you might lose all or part of your investment.

We have Incurred Significant Losses in the Past, and We May Continue to Incur Significant Losses in the Future. If We Continue to Incur Losses, Our Business Will Be Adversely Affected to a Material Extent.

        The Company has incurred substantial recurring losses from operations since inception, and has a history of negative operating cash flow. At March 31, 2005, the Company's current liabilities exceeded current assets by $3.1 million. In addition, the Company has an accumulated deficit of $93.9 million at March 31, 2005. The Company may not be able to achieve the level of sales or contain its costs in the long term sufficiently to generate sufficient cash flow to fund its operations.

Our Financial Condition has Raised Substantial Doubt Regarding Our Ability to Continue as a Going Concern

        As discussed elsewhere in this prospectus, we have incurred substantial operating and net losses, as well as (except calendar 2002) negative operating cash flows, since our inception. As a result, the independent auditor's report accompanying our consolidated financial statements starting with our Annual Report on Form 10-K for the year ended December 31, 2001, contains an explanation that our financial statements have been prepared assuming that we will continue as a going concern. Factors such as those described in the preceding risk factor raise substantial doubt about the Company's ability to continue as a going concern. Management has undertaken to significantly reduce costs through a series of actions, including, but not limited to, lowering headcount, reducing operating costs and considering various financing alternatives for its operations. On June 16, 2004, we completed the Preferred Series A Financing transaction described above with a group of accredited investors headed by Emancipation Capital LP. Notwithstanding either the management undertakings to reduce costs or the raising of funds through the private placement, we cannot assure you that management's efforts will lead us to profitability, nor can we provide any assurance that we can continue raising funds on acceptable terms. The consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties. As a result, our ability to continue to operate as a going concern will depend on our ability to raise working capital and further streamline our operations and/or increase sales. Our failure in any of these efforts may materially and adversely affect our ability to continue as a going concern.

The Current Slow Economy or Downturn in other Parts of the World and Stagnant or Reduced Information Technology Spending May Negatively Affect Demand For Our Products And Services Which Would Adversely Affect Future Revenue.

        Recent worldwide economic indicators, including but not limited to gross domestic product and job growth figures in the U.S., reflect a slowdown in economic activity not only in the United States, but globally as well, including Western Europe (e.g., Germany) and Asia. Some parts of the world currently are suffering actual downturns, not just slow growth. This world wide trend is critical, given that approximately 77% of our Company's revenue in 2004 was from non-U.S. sources. Many reports have indicated either a significant decline or merely maintaining spending at current levels by corporations in the area of information technology, which is the overall market in which we participate. Contributing to the lethargic spending activity are various conflicts throughout the world making headlines virtually every day. While we cannot specifically correlate the impact of macro-economic conditions on our sales activities, we believe that the economic conditions and international conflicts have resulted in decreased demand in our target markets, and in particular, have increased the average length of our sales cycle and decreased the size of our license transactions. To the extent that the current slow growth and/or economic downturn continues or increases in severity, we believe demand for our products and services, and therefore future revenue, will be stagnant or reduced. Even if the current global economy improves and international conflicts diminish, we cannot assure you that corporations will increase their information technology spending in our market or that we will be able to maintain or improve revenue levels.

        Contributing to the uncertainies are also certain trends some analysts have identified, including but not limited to:

  •
  delays in closing software transactions have been more prevelant for small software companies such as ours;

  •
  the software industry is ripe for consolidation, either through (i) mergers and acquistions or (ii) market-share gains by major companies at the expense of smaller companies, as customers standardize on fewer vendors;

  •
  some companies are increasingly purchasing "test copies" of software, not committing to major purchases until they are certain the software works and will improve their systems;

  •
  other companies are experimenting with "open source" software (often, at no cost), and with renting software from Internet-based vendors, in order to avoid large, up-front payments;

  •
  an increased perception by some companies that large software or systems projects are merely "optional," not "essential;"

  •
  Customers concluding that they can extract larger discounts during the last few weeks of a quarter, perceiving that software vendors are eager to meet sales quotas and hit revenue targets; and

  •
  the June, 2004 disclosure, as a result of the antitrust trial over Oracle's hostile bid to acquire PeopleSoft, that Oracle was willing to offer an 80% discount off of list price in order to finalize a transaction, thereby making less attractive the lower discounts that are more apt to be offered by smaller software companies.

Our Quarterly Financial Results Are Subject To Significant Fluctuation, And If Our Future Results Are Below The Expectations Of Investors, The Price Of Our Common Stock Would Likely Decline.

        Our operating results have in the past and could in the future vary significantly from quarter to quarter. Our quarterly operating results are likely to be particularly affected by the number of customers licensing our products during any quarter and the size of such licensing transactions. Other factors that could affect our quarterly operating results include:

  •
  our ability to attract new customers and retain and sell additional products and services to current customers;

  •
  the renewal or non-renewal of maintenance contracts with our customers;

  •
  the announcement or introduction of new products or services by us or our competitors;

  •
  changes in the pricing of our products and services or those of our competitors;

  •
  variability in the mix of our product and services revenue in any quarter; and

  •
  the amount and timing of operating expenses and capital expenditures relating to the business.

        Due to these and other factors, we believe that period-to-period comparisons of our results of operations are not meaningful and should not be relied upon as indicators of our future performance. In addition, we may be unable to accurately forecast our operating results because our business and the market in which we operate are changing rapidly. Such changes could adversely affect our forecasting ability, which currently relies on historical patterns showing that license revenue tends to be concentrated in the third month of each quarter due to traditional buying patters in the software industry. It is possible that, in some future periods, our revenue performance, expense levels, cash usage and/or other operating results will be below the expectations of investors and/or analysts. If this occurs, the price of our common stock might decline.

Our Sales Cycle Is Lengthy, Which Could Delay The Growth Of Our Revenues And/Or Increase Our Expenditures.

        Our software and services are complex, and include some newer products and services that have only recently been released commercially. We may face significant delays in acceptance of our newer products and services. We will not be able to recognize any revenue during the period in which a potential customer evaluates whether or not to purchase these products and/or services, a period which could extend for 6 to 9 months and beyond. The decision of a customer to use any of our products or services may be expensive, time consuming and complex and may require a customer to make a significant commitment of resources. As a result, we will have to expend valuable time and resources to educate interested persons at all levels in these organizations on the use and benefits of our products and services. Our expenditure of substantial time and resources to persuade customers to use our products and services and/or an unexpectedly long sales and implementation cycle for them will have a negative impact on the timing of our revenues.

We Currently Depend On A Small Number Of Major Customers For A Significant Amount Of Our Net Sales And Service Revenues. A Reduction In Business From Any Of These Customers, Or Failure By Any Of These Customers To Timely Pay Amounts Owed To Us, Could Adversely Affect Our Net Revenues And Could Seriously Harm Our Business And Financial Condition.

        During the year ended December 31, 2004, net sales (comprised of software licensing, support and consulting services) to our largest customer, Lockheed Martin Corporation, represented approximately 7% of our total net sales. We may continue to be dependent upon this customer for a similarly significant percentage of our revenues for the foreseeable future. We cannot assure you, however, that our net sales generated from this customer will reach or exceed historical levels in any future period. A cessation or reduction of business from this customer could, in the future, harm our business and financial condition. We cannot assure you that, if sales to this customer decline we will be able to replace these sales with sales to existing or new customers in a timely manner, or at all. If we could not replace these sales, our business and financial condition would be adversely affected to a material extent. Further, should this customer fail to timely pay us amounts owed, we would suffer a substantial decline in our cash flow, which would have a material adverse affect on our business, financial condition and/or results of operations.

Integration Of Our Products With The Customer's Existing Systems May Be Difficult, Costly And Time-Consuming, And Customers Could Become Dissatisfied If Such Integration Requires More Time, Expense Or Personnel Than Expected.

        Subsequent to the initial installation of our product, our customers may decide to integrate our product with one or more of their other computer systems and software programs. Our customers may find that the integration of our products into additional computer systems and software programs, if required, may be difficult, costly and time-consuming. Customers could become dissatisfied with our products if such integration requires more time, expense or personnel than they expected. Additionally, our losses could increase if, for customer satisfaction and reputational reasons and when we are engaged in integrating our software into the customer's additional computer systems and software programs, we do not bill our customers for all of the time and expenses we incur in connection with these integration issues, which would adversely affect our operating results.

New Customers May Not Accept Our Software And Services.

        Before making any commitment to use our software and services, potential users will likely consider a wide range of issues, including service benefits, integration with legacy systems, potential capacity, functionality and reliability. Prospective users will generally need to change established project and resource management practices and operate their businesses in new ways. Because some of our products and services represent new, Internet-based approaches for most organizations, those persons responsible for the use or approval of our products and services for our customers will be addressing many new technical and project management issues for the first time. If our newer products and services are not attractive to potential customers, we will fail to generate significant new revenues from these newer products and services. In addition, if software integrators fail to adopt and support our products and services as project and resource management tools, our ability to reach our target customers in this market may be diminished.

If We Are Unable To Introduce New Products Or Product Enhancements On A Timely Basis, Or If The Market Does Not Accept These Products Or Product Enhancements, Our Business Will Suffer.

        The market for certain of our products and services is new and the markets for all of our products and services are likely to change rapidly. Our future success will depend on our ability to anticipate changing customer requirements effectively and in a timely manner and to offer products and services that meet these demands. The development of new or enhanced software products and services is a complex and uncertain process. We may experience design, development, testing and other difficulties that could delay or prevent the introduction of new products or product enhancements and could increase research and development costs. Further, we may experience delays in market acceptance of new products or product enhancements as we engage in marketing and education of our user base regarding the advantages and system requirements for the new products and services and as customers evaluate the advantages and disadvantages of upgrading to our new products or services.

We Depend On Implementation, Marketing And Technology Relationships; If Our Current And Future Relationships Are Not Successful, Our Business Might Be Harmed.

        We rely on implementation, marketing and technology relationships with a variety of companies. Such relationships include those with consulting firms; and third-party vendors of software, such as BEA, Cognos, Intraspect, Concur, Microsoft and Oracle, whose products or technologies, such as reporting engines, search engines, application servers, databases and operating systems, we incorporate into or integrate with our products.

        We depend on these companies to recommend our products to customers, promote our products and/or services, provide our direct sales force with customer leads and provide enhanced functionality to our products and/or services. Some of these relationships are not documented in writing, or are governed by agreements that can be terminated by either party with little or no penalty or prior notice and do not provide for minimum payments to us. Companies with which we have an implementation, marketing or technology relationship may promote products or services of several different companies, including, in some cases, products or services that compete with our products and services. These companies may not devote adequate resources to selling or promoting our products and services. We may not be able to maintain these relationships or enter into additional relationships in the future.

We May Not Become Profitable If We Are Unable To Adapt Our Business Model To Changes In Our Market.

        If we are unable to anticipate changes in the market for project and resource management software and services, we may not be able to expand our business or successfully compete with other companies. Our current business model depends upon continuing to enhance and expand our project management and collaboration solutions. We may be required to further adapt our business model in response to additional changes in the portfolio and project management marketplace, or if our current business model is not successful.

There Is Significant Competition In Our Market, Which Could Make It Difficult To Attract Customers, Cause Us To Reduce Prices And Result In Reduced Gross Margins Or Loss Of Market Share.

        The market for our products and services is highly competitive, dynamic and subject to frequent technological changes. We expect the intensity of competition and the pace of change to at least maintain or increase in the future. We compete not only against industry giants such as Microsoft and SAP and the in-house development efforts of such companies creating individualized solutions, but also against a myriad of other software application vendors offering multiple products. Our current independent software vendor competition includes, among many others, Niku Corporation, Primavera Systems Inc. and ProSight Inc., and these companies may have greater financial, marketing, and/or other resources than our Company.

        A number of companies offer products that provide some of the functionality of our products. We do not believe that any one company has a dominant position in our market as a whole. However, we may not be able to maintain our competitive position against current or potential competitors, especially those with significantly greater financial, marketing, service, support, technical and other resources. Competitors with greater resources may be able to undertake more extensive marketing campaigns, adopt more aggressive pricing policies and make more attractive offers to potential employees, distributors, resellers or other strategic partners. We expect additional competition from other established and emerging companies as the market for our software continues to develop. We may not be able to compete successfully against current and future competitors.

If We Fail To Effectively Manage Our International Operations, Our Revenues May Not Increase. We May Incur Additional Losses.

        Our prescence as a world-wide company has placed, and will continue to place, significant strains on our infrastructure, management, internal controls and financial systems. Our personnel, systems, procedures and controls may be inadequate to support our future operations. In order to accommodate any possible growth of our business, we will need to hire, train and retain appropriate personnel to manage our operations. We will also need to ensure that our financial and management controls, reporting systems and operating systems keep pace with the growth and expansion of our business. We may encounter difficulties in developing and implementing required new systems. If we are unable to manage our expansion and/or growth effectively and maintain the quality of our products and services, our business may suffer.

Any Acquisitions Of Technologies, Products Or Businesses That We Make May Not Be Successful, May Cause Us To Incur Substantial Additional Costs, And/Or May Require Us To Incur Indebtedness Or Issue Equity Securities On Terms That May Not Be Attractive.

        As part of our business strategy, we have in the recent past acquired or invested in technologies, products or businesses that were expected to be complementary to our business and/or may be complementary in the future. The process of integrating any future acquisitions could involve substantial risks for us, including:

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  unforeseen operating difficulties and expenditures;

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  difficulties in assimilation of acquired personnel, operations, technologies and/or products;

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  the need to manage a significantly larger and more geographically-dispersed business;

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  amortization of large amounts of intangible assets;

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  the diversion of management's attention from ongoing development of our business or other business concerns;

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  the risks of loss of employees of an acquired business, including employees who may have been instrumental to the success or growth of that business; and

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  the use of substantial amounts of our available cash or financial resources to consummate the acquisition.

        We may never achieve the benefits that we expect from the combination of the Opus360 and Legacy Artemis businesses or that we might anticipate from any future acquisition. If we make future acquisitions, we may issue shares of our capital stock that dilute existing stockholders, incur debt, assume significant liabilities and/or create additional expenses related to amortizing intangible assets, any of which might reduce our reported earnings (or increase our net losses) and cause our stock price to decline. Any financing that we might need for future acquisitions may only be available to us on terms that materially dilute existing shareholders, restrict our business and/or impose costs on us that would reduce our net income or increase our net losses.

International Activities Expose Us To Additional Operational Challenges That We Might Not Otherwise Face.

        In the year ended December 31, 2004, revenue from non-U.S. sources represented approximately 77% of total revenue. (We do not hedge foreign currency risk, and approximately 66% of operating expenses in 2004 were denominated in foreign cuurencies.) As we operate internationally, we are exposed to operational challenges that we would not face if we conducted our operations only in the United States. These include:

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  foreign currency exchange rate fluctuations, particularly if we sell our products in denominations other than U.S. dollars;

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  longer sales cycles in international markets;

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  seasonal fluctuations in purchasing patterns in other countries, particularly declining sales during summer months in European markets;

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  tariffs, export controls and other trade barriers;

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  difficulties in collecting accounts receivable in foreign countries;

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  the burdens of complying with a wide variety of foreign laws;

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  political disruptions or coups and terrorist attacks;

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  reduced protection for intellectual property rights in some countries, particularly Asia; and

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  the need to develop internationalized versions of our products and foreign language marketing and sales materials.

We May Become Subject To Burdensome Government Regulations And Legal Uncertainties Affecting The Internet, Which Could Increase Our Expenses And/Or Limit The Scope Of Our Operations.

        Legal uncertainties and new regulations relating to the use of the Internet could increase our cost of doing business, prevent us from delivering our products and services over the Internet or slow the growth of our business. To date, governmental regulations have not materially restricted use of the Internet in our markets. However, the legal and regulatory environment relating to the Internet is uncertain and may change. In addition to new laws and regulations being adopted, existing laws may be applied to the Internet. New and existing laws may cover several issues, which include:

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  user privacy;

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  civil rights and employment claims;

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  consumer protection;

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  libel and defamation;

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  copyright, trademark and patent infringement;

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  pricing controls;

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  characteristics and quality of products and services;

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  sales and other taxes; and

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  other claims based on the nature and content of Internet materials.

        In addition, any imposition of state sales and/or use taxes on the products and services sold over the Internet may decrease demand for some of our products and services. The United States Congress has passed legislation which limits the ability of states to impose any new taxes on Internet-based transactions. If Congress does not renew this legislation, any subsequent imposition of state taxes on Internet-based transactions could limit the demand for our products and services and/or increase our expenses.

Defects In Our Products Could Result In Loss Of Or Delay In Revenue, Failure To Achieve Market Acceptance And/Or Increased Costs.

        Products as complex as those we offer or are developing frequently contain undetected defects or errors. Despite internal testing and testing by our customers or potential customers, defects or errors may occur in our existing or future products and services. From time to time in the past, versions of our software that have been delivered to customers have contained errors. In the future, if we are not able to detect and correct errors prior to release, we may experience a loss of or delay in revenue, failure to achieve market acceptance and/or increased costs to correct errors, any of which could significantly harm our business.

        Defects or errors could also result in tort or warranty claims. Warranty disclaimers and liability limitation clauses in our customer agreements may not be enforceable. Furthermore, our errors and omissions insurance may not adequately cover us for claims. If a court were to refuse to enforce the liability-limiting provisions of our contracts for any reason, or if liabilities arose that were not contractually limited or adequately covered by insurance, our business could be harmed.

We May Experience Reduced Revenue And Harm To Our Reputation If Any System Failures Result In Unexpected Network Interruptions.

        Any system failure that we may experience, including network, software or hardware failures, that causes an interruption in the delivery of our products and services or a decrease in responsiveness of our services could result in reduced use of our services and damage to our reputation. Our servers and software must be able to accommodate a high volume of traffic by organizations and individual users. There can be no assurance, however, that our systems will be able to accommodate our growth. We rely on third-party Internet service providers to provide our clients with access to our Internet-based services. We have experienced on several occasions service interruptions as a result of systems failures by these Internet service providers, which have lasted between four to eight hours. We believe that these interruptions will occur from time to time in the future. In addition, from time to time the speed of our system has been reduced as a result of increased traffic through our Internet service provider. We may not be able to expand and adapt our network infrastructure at a pace that will be commensurate with the additional traffic increases that we anticipate will occur.

If We Fail To Protect Our Patents, Trademarks, Copyrights Or Other Intellectual Property Rights, Other Parties Could Appropriate Our Proprietary Properties, Including Our Technology.

        The technology and software we have developed which underlies our products and services is very important to us. Our proprietary products are not protected by patents. However, to protect our intellectual property rights, we license our software products and require our customers to enter into license agreements that impose restrictions on their ability to utilize the software or transfer it to other users. Additionally, we seek to avoid disclosure of our trade secrets through a number of means, including, but not limited to, requiring those persons with access to our proprietary information to execute confidentiality agreements with us and restricting access to our source code. In addition, we protect our software, documentation, templates and other written materials under trademark, trade secret and copyright laws. Even with all of these safequards, there can be no assurance that such precautions will provide meaningful protection from competition or that competitors will not independently be able to develop similar technology. The copyright, trademark and trade secret laws, which are a significant source of protection for our intellectual property, offer only limited protection. In addition, legal standards relating to the validity, enforceability and scope of protection of intellectual property rights in software are uncertain and still evolving, and the future viability or value of any of our intellectual property rights is uncertain. Effective trademark, copyright and trade secret protection may not be available in every country in which our products are distributed or made available.

        If, in the future, litigation is necessary to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of the proprietary rights of others, such litigation could result in substantial costs and diversion of resources and could have a material adverse effect on our business, operating results and/or financial condition. As a result, ultimately, we may be unable, for financial or other reasons, to enforce our rights under the various intellectual property laws described above.

        In addition, the laws and/or administrative proceedings of certain foreign countries in which our products are or may be licensed (e.g., Asia) may not protect our intellectual property rights to the same extent as laws of the United States. Relatedly, patent protection within the World Trade Organization appears to permit substantial discretion to member countries. A notable example is China's recent voidance of Pfizer's Viagra patent which was awarded by that country in September, 2001.

Third Parties Might Bring Infringement Claims Against Us Or Our Customers That Could Harm Our Business.

        In recent years, there has been significant litigation in the United States involving patents, trademarks, copyrights and other intellectual property rights, particularly in the software industry. We could become subject to intellectual property infringement claims as the number of our competitors grows and our products and services increasingly overlap with competitive offerings. In addition, as part of our product licenses, we agree to indemnify our customers against claims that our products infringe upon the intellectual property rights of others. These claims, even if not meritorious, could be expensive and divert management's attention from operating our business. We could incur substantial costs in defending ourselves and our customers against infringement claims. If we become liable to third parties for infringement of their intellectual property rights, we could be required to pay a substantial damage award and to develop non-infringing technology, obtain one or more licenses for us and our customers from third parties or cease selling the products that contain the infringing intellectual property. We may be unable to develop non-infringing technology or obtain a license at a reasonable cost, or at all.

We May Not Be Able To Access Third Party Technology, Which We Depend Upon To Conduct Our Business And As A Result We Could Experience Delays In The Development And Introduction Of New Products and Services Or Enhancements Of Existing Products and Services.

        If we lose the ability to access third party technology which we use, are unable to gain access to additional products or are unable to integrate new technology with our existing systems, we could experience delays in our development and introduction of new products and services and related improvements or enhancements until equivalent or replacement technology can be accessed, if available, or developed internally, if feasible. If we experience these delays, our revenues could be substantially reduced. We license technology that is incorporated into our products and services from third parties. In light of the rapidly evolving nature of technology, we may increasingly need to rely on technology licensed to us by other vendors, including providers of development tools that will enable us to quickly adapt our technology to new products and services. Technology from our current or other vendors may not continue to be available to us on commercially reasonable terms, or at all.

Proha Effectively Controls the Company. This Will Severely Limit Your Ability To Influence Corporate Matters.

        As of March 31, 2005, Proha Plc, a Finnish company, beneficially owned approximately 54% of our outstanding common stock after giving effect to the conversion of the Series A Preferred Stock. As a result, Proha controls the outcome of any corporate transaction or other matter submitted to Company stockholders for approval, including share exchanges, consolidations and the sale of all or substantially all of the Company's assets, and also could prevent or cause a change in control. The interests of Proha may sometimes differ from the interests of the Company's other stockholders. In addition, third parties may be discouraged from making a tender offer or bid to acquire the Company because of this concentration of ownership. Holders of the Series A Preferred Stock hold voting rights under the Preferred Series A Financing transaction as described above, to the extent each holder has the right to convert the Series A Preferred Stock into common stock. Still, Proha would maintain control as a majority shareholder, even after factoring in such conversion rights, assuming Proha does not sell any of its shares of the Company's common stock.

Proha Had Expressed an Intention to Possibly Purchase Some or All of Our Common Stock Not Already Owned by Proha. Any Such Offer Could Increase the Volatility in the Market Price of Our Common Stock.

        On July 7, 2003, the Company received a "Request for Records" letter from Proha, dated July 3, 2003, (the "Request Letter"). In the Request Letter, representatives of Proha demanded, pursuant to Section 220 of the General Corporation Law of the State of Delaware, the right to inspect and copy various records including but not limited to: (i) lists of Artemis' stockholders, including names and addresses of each stockholder as of the date of the letter, and (ii) copies of all daily transfer sheets showing changes in names and addresses of the Artemis stockholders through September 30, 2003. Artemis' management had been informed that the purpose of the inspection was to facilitate a possible offer by Proha or an affiliate thereof to purchase some or all of the shares of Artemis not already owned by Proha. However, the Company subsequently was verbally informed by Proha that it currently does not intend to extend any such offer. Following said verbal communications, Proha provided written notice to the Company on October 30, 2004, that the Company register the securities that Proha acquired pursuant to the Share Exchange Agreement, totaling 7,977,062 shares of the Company's common stock, which could serve as an indicator that Proha might intend to sell some or all of its shares of our common stock, not purchase more. Should Proha revert to its originally stated intention and move forward with any such offer, you risk increased volatility in the market price of our common stock, not knowing what effect (if any) that such an offer might have on the market price.

The Market Price For Our Common Stock Is Volatile And Could Result In A Decline In The Value Of Your Investment.

        The market price of our common stock, like that of many other technology companies, is extremely volatile. The market price of our common stock has ranged from 20 cents per share to $12.25 per share since the second quarter of 2001, and typically has a low trading volume. For the three months ended March 31, 2005, the daily trading volume of the Company's common stock ranged from nil to approximately 109,000 shares and averaged approximately 6,600 shares. We cannot predict the extent to which investor interest in our stock will create or sustain an active trading market. If such a market were to develop, the market price of our common stock may continue to be highly volatile. The sale of a large block of shares could depress the price of our common stock to a greater degree than a company that typically has a higher volume of trading in its securities. The value of your investment in our common stock could decline due to the impact of any of the following factors upon the market price of our common stock:

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  variation in our quarterly operating results, including our inability to increase revenues;

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  announcements of new product or service offerings by our competitors;

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  announcement of new customer relationships by our competitors;

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  changes in market valuations of comparable companies;

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  additions to, or departures of, our executive officers; and

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  conditions and trends in the Internet and electronic commerce industries.

        Further, the stock exchanges and markets have experienced substantial price and volume fluctuations. These fluctuations have particularly affected the market prices of equity securities of many technology companies and have often been unrelated or disproportionate to the operating performance of these companies.

We Do Not Intend To Pay Dividends

        During the nine months ended December 31, 2000, Legacy Artemis paid a cash dividend of $140,000. However, we do not intend to declare dividends on our common stock in the foreseeable future. In addition, as described elsewhere herein, we are currently prohibited from paying any cash dividends under certain circumstances.

We Are Uncertain Of Our Ability To Obtain Additional Financing For Our Future Capital Needs.

        We believe that cash from operations and existing cash will be sufficient to meet our working capital and expense requirements for at least the next twelve months. However, we may need to raise additional funds in order to fund our business, expand our sales activities, develop new or enhance existing products and/or respond to competitive pressures. As of March 31, 2005, we had cash and cash equivalents of approximately $7.6 million. Additional financing may not be available on terms favorable to us, or at all.

You Will Experience Dilution If We Raise Funds Through The Issuance Of Additional Equity And/Or Convertible Debt Securities.

        If we raise additional funds through the issuance of equity securities or convertible debt securities, you will experience dilution of your percentage ownership of our Company. This dilution may be substantial. In addition, these securities may have powers, preferences and rights that are senior to the holders of our common stock and may further limit our ability to pay dividends on our common stock.

The Completion of the Preferred Series A Financing Subjects You To Potential Dilution and May Limit Our Ability in the Future Either To Raise Additional Funding Or To Pay Dividends on Our Common Stock.

        In connection with the Preferred Series A financing we issued to the Series A Holders 5-year warrants to purchase 409,090 shares of common stock at an exercise price of $2.64 per share. With the exercise of any of these warrants, if you are a current holder of common stock and you are not a Series A Holder, you will experience dilution of your percentage ownership of our Company.

        In addition, the Series A Holders have certain powers, preferences and rights that are senior to the holders of our common stock. Such rights include, but are not limited to, the potential payment of a dividend. So long as at least 30% of the Series A Preferred Stock is outstanding, the Company shall not, directly or indirectly, redeem, or declare or pay any cash dividend or distribution on, the common stock without the prior express written consent of at least a majority of the Series A Holders. One other example of such rights relates to possibly raising additional capital via the issuance of additional equity or convertible debt securities in the future. So long as at least 30% of the Series A Preferred Stock is outstanding, the Company cannot issue any additional preferred shares other than to the Series A Holders and the Company cannot issue any other securities or incur any indebtedness exceeding that which existed on June 16, 2004, except in accordance with the Equity Exclusion and the Debt Exclusion (as each term is defined in the Certificate of Designations, which can be reviewed in our Form 8-K filed with the SEC on June 18, 2004, relating to the Preferred Series A Financing transaction), without the prior express written consent of not less than a majority of the Series A Holders.

We have Potential Liability for Possible Violations of Section 5 of the Securities Act Arising from the Integration of Certain 2004 Financings with this Offering.

        On August 14, 2003, the Company entered into an agreement with Laurus and received a $5.0 million revolving credit facility (the "Laurus Facility") in the form of a three-year Convertible Note secured by a security interest in all of the Company's property and assets located in the United States (US) and the United Kingdom (UK), except for intellectual property rights. Borrowings under the Laurus Facility are based on the balance of eligible trade accounts receivable reported by the Company's operating entities in the US and the UK. The Laurus Facility automatically renews every three years unless cancelled by the Company or Laurus. In conjunction with the original transaction, Laurus was paid a fee of $175,000 and received a ten-year transferable warrant (the "Laurus Warrant") to purchase 125,000 shares of the Company's restricted common stock. The Laurus Warrant exercise price and the number of shares underlying the warrant are subject to anti-dilution adjustments for stock splits, combinations and dividends.

        On July 30, 2004, the Company and Laurus agreed to restructure and amend the revolving credit facility and replaced the Secured Convertible Note of up to $5.0 million with a Secured Convertible Minimum Borrowing Note (the "Minimum Borrowing Note") in the amount of $1.5 million and a Secured Revolving Note of up to $3.5 million (the "Laurus Restructuring"). The Minimum Borrowing Note is due on August 26, 2006 and is convertible into common stock of the Company at the option of the holder at the following prices: 190,000 shares at $1.45 per share, 190,000 shares at $1.81 per share, and 342,646 shares at $2.57 per share. Thereafter, the conversion price adjusts to 105% of the average closing market price of the Company's common stock for the five trading days immediately preceding each additional borrowing (in serialized $1.5 million increments) under the Minimum Borrowing Note. Loans exceeding $1.5 million may be available to the Company, based on a formula set forth in the original Minimum Borrowing Note. All of the aforementioned conversion prices are subject to downward adjustment under certain conditions. Under the terms of the related agreement, absent an event of default as defined, conversion of the Minimum Borrowing Note into the Company's common stock may not result in beneficial ownership by Laurus (including shares issuable under the Laurus Warrant that are exercisable within sixty days of any determination date) of more than 2.5% of the Company's outstanding common stock. The Minimum Borrowing Note has a 30% prepayment penalty. Any loans under the Secured Revolving Note are convertible only in an event of default. The Company had no loans outstanding under the Secured Revolving Note as of the date of this registration statement.

        Absent an event of default as defined, the post-February 15, 2004 interest rate on both of the July 2004 amended Laurus notes described above is (except as explained in this paragraph) the greater of the Wall-Street-Journal prime rate plus 0.75% (the "adjustable interest rate") or 5%. After the registration statement on Form S-1 registering the Laurus shares is declared effective by the SEC, the adjustable interest rate may be periodically reduced based on certain defined differences between the average market price of the Company's common stock and the conversion prices set forth above, provided that such market price is at least 130% of the applicable conversion price. The maximum contractual adjustment would reduce the discounted interest rate to the prime rate minus 1.25%. Under the original agreements, the Company was obligated to file a registration statement with the SEC by September 15, 2003 to register the Company's common stock underlying the Laurus Facility. The Company was delinquent in filing such registration statement and was subject to potential liquidated damages as a result of this delinquency. As part of the Laurus Restructuring, the Company received a waiver from Laurus with respect to their rights and remedies for the failure to file the registration statement timely. In consideration for such waiver, the Company paid a penalty of $75,000. The Company further agreed with Laurus to reset the filing deadline for such registration statement and the date by which to have it declared effective by the SEC. Such registration statement was declared effective by the SEC on January 28, 2005.

        It is possible that the amended transaction may be integrated with this public offering and that the foregoing amended transaction, which occurred prior to the effective date of our registration statement, may be in violation of Section 5 of the Securities Act of 1933, as amended. We and our counsel believe that each of these transactions were exempt from registration and should not be integrated with this public offering. If it were ultimately determined that the amended transaction is required to be integrated with this public offering, such investors may have the right to rescind such transaction and we may be liable for penalties and/or damages.

Our Common Stock has a Small Public Float and Future Sales of Our Common Stock May Negatively Affect the Market Price of Our Common Stock.

        As of June 20, 2005, there were approximately 10.8 million shares of our common stock outstanding. As a group, our officers, directors, all preferred shareholders with common stock conversion rights and all other persons who beneficially own more than 10% of our total outstanding shares, beneficially own on an as-converted basis an aggregate of approximately 13.4 million shares of our common stock. On an as-converted basis, our common stock would have a public float of approximately 4.3 million shares, which are shares in the hands of public investors, and which, as the term "public float" is defined by Nasdaq, excludes shares that are held directly or indirectly by any of our officers or directors or any other person who is the beneficial owner of more than 10% of our total shares outstanding. These shares are held by a relatively small number of shareholders of record

(approximately 715). We cannot predict the effect, if any, that future sales of shares of our common stock into the market, including those acquirable by the possible conversion of preferred shares into common shares, will have on the market price of our common stock. However, sales of substantial amounts of common stock, including shares issued upon the exercise of warrants and stock options and/or conversion of preferred stock into common stock, or the perception that such transactions could occur, may materially and adversely affect prevailing market prices for our common stock.

If the Ownership of Our Common Stock Continues to be Highly Concentrated, it May Prevent You and Other Shareholders From Influencing Significant Corporate Decisions and May Result in Conflicts of Interest That Could Cause Our Stock Price to Decline.

        As of June 20, 2005 our executive officers, directors, major shareholders, and all Series A Holders of Series A Preferred Stock (as described above) collectively beneficially own or control on an as-converted basis approximately 84% of our outstanding shares of common stock (after giving effect to the exercise of all outstanding vested options and warrants exercisable within 60 days from June 20, 2005). If these persons or entities were to act collectively in whole or in part or if Proha, as the majority shareholder decides to act on its own (as described elsewhere above), they could control the outcome of corporate actions requiring shareholder approval, including the election of directors, any merger, consolidation or sale of all or substantially all of our assets, or any other significant corporate transactions. Some of these persons or entities may have interests different than yours. For example, these persons or entities could act to delay or prevent a change of control of us, even if such a change of control would benefit our other shareholders, or these persons or entities could pursue strategies that are different from the wishes of other investors. The significant concentration of stock ownership may adversely affect the trading price of our common stock due to investors' perception that conflicts of interest may exist or arise.

        Currently, the persons or entities as identified above are not bound to act in concert with the following exception. On June 16, 2004, the Series A Holders of the Series A Preferred Stock entered into a letter agreement with Proha Plc, our current majority shareholder, agreeing that for a period of two years commencing June 16, 2004, a nominating committee shall be the exclusive process by which independent directors are to be nominated for election to our board of directors. Each party agreed, either (i) to vote directly or indirectly in favor of a candidate so nominated by our board of directors through its nominating committee, or (ii) not to oppose either directly or indirectly any such candidate.

Provisions of Delaware Law, Our Amended Certificate of Incorporation and Bylaws, Certain Voting Agreements and the Concentration of Stock Ownership Could Delay or Prevent a Change of Control

        Provisions of Delaware law, our amended certificate of incorporation and bylaws, certain voting agreements of our stockholders and the concentration of ownership of our stock could have the effect of delaying or preventing a change in control, even if a change in control would be beneficial to our stockholders. These provisions include:

  •
  allowing our board of directors, subject to certain restrictions arising from the Preferred Series A Financing transaction described above in this prospectus, to authorize issuance of one or more classes or series of preferred stock without stockholder approval.

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  prohibiting cumulative voting in the election of directors;

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  with respect to certain provisions of our amended certificate of incorporation, requiring a vote of at least two-thirds of the outstanding shares to approve amendments; and

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  prohibiting stockholder actions by written consent.

Because the Market for and Liquidity of Our Shares is Volatile and Limited, and Because We Are Subject to the "Penny Stock" Rules, the Level of Trading Activity in Our Stock May be Reduced.

        Effective June 29, 2001, our common stock was delisted from the Nasdaq National Market and is now quoted on the Over-the-Counter Bulletin Board ("OTC BB") (Symbol AMSI). The OTC BB is generally considered to be a less efficient market than the established exchanges or the Nasdaq markets. While we anticipate seeking to be relisted on the Nasdaq National Market at some time in the future, it is impossible at this time to predict when, if ever, such application will be made or whether such application will be successful. While our common stock continues to be quoted on the OTC BB, an investor may find it more difficult to dispose of, or to obtain accurate quotations as to the price of our common stock, compared to if our securities were traded on Nasdaq or a national exchange. In addition, our common stock is subject to certain rules and regulations relating to "penny stocks" (generally defined as any equity security that is not quoted on the Nasdaq Stock Market and that has a price less than $5.00 per share, subject to certain exemptions). Broker-dealers who sell penny stocks are subject to certain "sales practice requirements" for sales in certain nonexempt transactions (i.e., sales to persons other than established customers and institutional "accredited investors"), including requiring delivery of a risk disclosure document relating to the penny stock market and monthly statements disclosing recent bid and offer quotations for the penny stock held in the account, and certain other restrictions. If the broker-dealer is the sole market maker, the broker-dealer must disclose this, as well as the broker-dealer's presumed control over the market. For as long as our securities are subject to the rules on penny stocks, the liquidity of our common stock could be significantly limited. This lack of liquidity may also make it more difficult for us to raise capital in the future.

Efforts to Reduce Our Expenses May Not Achieve Desired Results, and Could Diminish Our Ability to Retain and/or Recruit Employees.

        During the last few years, we have made great efforts to reduce our operating and other expenses. We cannot assure you that these expense reductions will have the desired result of enabling us to achieve profitability or that they will not have adverse affects on the Company. If planned revenue stability does not materialize, our business, financial condition and results of operation may be materially harmed. To manage operations effectively, we must continue to improve our operational, financial and other management processes and systems. Our success also depends on our ability to maintain high levels of employee utilization, project and instructional quality and competitive pricing for our software and services. We cannot assure you that we will be successful in maintaining the required levels of revenue with the current number of employees.

        As a result of our focus on reducing operating expenses over the past several years, we are dependent upon a smaller number of employees for our operations. If we are unable to recruit additional technical employees, we may be unable to adequately service current projects or bid for new projects or sales. If we are unable to recruit additional technical personnel when needed, we may not be able to expand or grow our business. We compete for the services of information technology professional with other consulting firms, software vendors and consumers of information technology services, many of which have greater financial resources than we have. We may not be successful in retaining and, as needed, hiring a sufficient number of information technology professionals to staff our projects. To attract qualified technical employees, we may need to substantially increase the compensation, bonuses, stock options or other benefits we offer to employees. These additional costs may negatively affect our business and operating results.

Attacks by International Terrorists Could Cause Massive Disruptions to the World Economy or Regional Economies, Thereby Adversely Affecting Demand for Our Products and Adversely Impacting Our Revenue Streams.

        The attack on the World Trade Center in New York City, and in Washington, D.C. on September 11, 2001 caused an immediate negative affect on the global economy. While we cannot predict whether such massive acts of terror will occur again in the future, you should be cautioned that any similar or smaller acts of terrorism could have a material adverse affect on either the global economy or on at least regional economies throughout the world. This could adversely affect demand for our products and services and could severely diminish our revenue streams, which could cause the price of our common stock to significantly decline.

FORWARD-LOOKING STATEMENTS

        This prospectus includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Forward-looking statements are not statements of historical fact but rather reflect our current expectations, estimates and predictions about future results and events. These statements may use words such as "anticipate," "believe," "estimate," "expect," "intend," "predict," "project" and similar expressions as they relate to us or our management. When we make forward-looking statements, we are basing them on our beliefs and assumptions, using information currently available to us. These forward-looking statements are subject to risks, uncertainties and assumptions, including but not limited to, risks, uncertainties and assumptions discussed in this prospectus. Factors that can cause or contribute to these differences include those described under the headings "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

        If one or more of these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, actual results may vary materially from what we projected. Any forward-looking statements you read in this prospectus reflect our current views with respect to future events and are subject to these and other risks, uncertainties and assumptions relating to our operations, results of operations, growth strategy and liquidity. All subsequent written and oral forward-looking statements attributable to us or individuals acting on our behalf are expressly qualified in their entirety by this paragraph. You should specifically consider the factors identified in this prospectus that would cause actual results to differ before making an investment decision.

USE OF PROCEEDS

        We will not receive any of the proceeds from the sale of the shares of common stock because they are being offered by the selling shareholders and we are not offering any shares for sale under this prospectus. We may receive proceeds from the exercise of the warrants held by the selling stockholders. We will apply such proceeds, if any, toward working capital.

DIVIDEND POLICY

        During the nine months ended December 31, 2000, Legacy Artemis paid a cash dividend of $140,000. We do not anticipate paying cash dividends in the foreseeable future. We currently intend to retain future earnings, if any, to finance operations and the expansion of our business. Any future determination to pay cash dividends will be at the discretion of our Board of Directors and will be dependent upon our financial condition, operating results, capital requirements, general business conditions, restrictions imposed by financing arrangements, legal and regulatory restrictions on the payment of dividends and other factors that our Board of Directors deems relevant.

        In August 2003, the Company obtained a revolving credit facility with Laurus. Under the Security Agreement executed in connection with the revolving credit facility, the Company may not directly or indirectly declare, pay or make any dividend or other distribution on any class of its stock, except for indebtedness subordinated to Laurus.

        On June 16, 2004, the Company completed a private placement of $9.0 million of convertible preferred stock. So long as at least 30% of the Series A Preferred Stock is outstanding, the Company cannot, directly or indirectly, redeem, declare or pay any cash dividend or other distribution on, the common stock without the prior express written consent of the holders of at least a majority of the Series A Preferred Stock.

PRICE RANGE OF COMMON STOCK

        Our common stock was listed on the NASDAQ National Market ("Nasdaq") under the symbol "OPUS" from April 4, 2000 to June 28, 2001. Since June 29, 2001, the Company's stock has been quoted on the over-the-counter bulletin board administered by Nasdaq. Effective November 25, 2001, the trading symbol on the OTCBB was changed to "AISC". Subsequent to the Company's one for twenty-five reverse stock split on February 7, 2003, the trading symbol was changed to "AMSI". Except for certain disclosures relative to the Proha/Opus360 Share Exchange Transactions discussed above, all information regarding common stock, stock options, warrants and related per share amounts has been restated within this registration statement to reflect the February 7, 2003 reverse stock split.

        Rules 15g-1 through 15g-9 promulgated under the Exchange Act impose sales practice and disclosure requirements on broker-dealers who engage in certain transactions involving a "penny stock". Subject to certain exceptions, a penny stock generally includes any non-Nasdaq equity security that has a market price of less than $5.00 per share. The market price of our common stock on the OTCBB during the fifteen months ended March 31, 2005 has ranged between a high of $3.25 and a low of $1.35 per share, and our common stock is thus deemed to be penny stock for purposes of the Exchange Act. The additional sales practice and disclosure requirements imposed upon broker-dealers may discourage them from effecting transactions in our common stock, which could severely impair the liquidity of our common stock in the secondary market.

        At March 31, 2005, the number of stockholders of record was approximately 715 (excluding beneficial owners and any shares held in street name or by nominees). The following table sets forth the quarterly high and low sales prices based on bid quotations per share, as retroactively adjusted for the aforementioned reverse stock split.

	High	Low
YEAR ENDING DECEMBER 31, 2005
First Quarter	$3.10	$2.55
YEAR ENDED DECEMBER 31, 2004
First Quarter	2.00	1.35
Second Quarter	3.15	1.35
Third Quarter	2.50	1.90
Fourth Quarter	3.20	1.90
YEAR ENDED DECEMBER 31, 2003
First Quarter	2.20	1.00
Second Quarter	2.05	1.35
Third Quarter	2.45	1.50
Fourth Quarter	2.00	1.35
YEAR ENDED DECEMBER 31, 2002
First Quarter	1.53	0.78
Second Quarter	1.00	0.20
Third Quarter	2.38	0.25
Fourth Quarter	1.75	0.75

        On June 20, 2005, the last sales price of our common stock was $2.55 per share.

        The above over-the-counter market quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not necessarily represent actual transactions.

        The following table provides information about the Company's common stock that may be issued upon the exercise of options under all of our existing equity compensation plans as of December 31, 2004. See Notes 1 and 15 to the Company's annual consolidated financial statements included elsewhere herein.

Plan category	Number of shares of common stock to be issued upon exercise of outstanding options	Weighted average exercise price of outstanding options	Number of shares of common stock remaining available for future issuance under equity compensation plans (excluding shares in the first column)
Equity compensation plans approved by shareholders	1,764,516	$11.71	1,637,141
Equity compensation plans not approved by shareholders	47,071	249.60	—

Total	1,811,587	17.88	1,627,141

        The following table provides summary consolidated financial data of our Company for the periods ended and as of the dates indicated. You should read the summary consolidated financial data set forth below in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and with our consolidated financial statements and related notes appearing elsewhere in this prospectus.

SELECTED FINANCIAL DATA

		Year Ended December 31,				Nine Months Ended December 31, 2000(a)(b)	Year Ended March 31, 2000
	Three Months Ended March 31, 2005
		2004	2003	2002	2001
	(in thousands, except per share data)
Summary of operations data
Revenues	$11,972	$52,445	$57,291	$68,664	$67,646	$34,822	$49,303
Operating income (loss)	(1,659)	(9,553)	(8,092)	(3,746)	(66,483)	(11,398)	42
Net income (loss)	(1,253)	(9,685)	(7,891)	(3,948)	(59,764)	(10,797)	1,060
Basic earnings (loss) per common share:	(0.12)	(0.97)	(0.79)	(0.40)	(6.78)	(1.40)	0.14
Shares used in computing basic earnings (loss) per common share	10,519	9,988	9,965	9,965	8,816	7,689	7,426
Diluted earnings (loss) per common share:	(0.12)	(0.97)	(0.79)	(0.40)	(6.78)	(1.40)	0.14
Shares used in computing diluted earnings (loss) per common share	10,519	9,988	9,965	9,965	8,816	7,689	7,525
Balance sheet data:
Cash and cash equivalents	7,628	3,720	2,593	7,766	5,081	3,200	1,199
Working capital deficiency	(3,106)	(3,420)	(9,016)	(4,964)	(5,432)	(2,823)	(2,477)
Total assets	23,387	22,320	28,358	39,005	38,570	103,488	23,421
Long-term debt, including amounts due within one year	1,680	1,939	676	1,185	2,618	5,546	9,384
Total stockholders' equity (deficit)	(7,021)	(5,805)	(3,173)	4,721	9,582	60,905	(996)

(a)
On August 24, 2000, Proha purchased all of the outstanding common stock of Legacy Artemis. The purchase was structured as a share exchange whereby Proha issued shares of its publicly traded common stock to Legacy Artemis equity holders in exchange for all of Legacy Artemis common stock. As a result of the transaction Legacy Artemis recorded goodwill of approximately $30.7 million. Legacy Artemis also recorded approximately $32.3 million of identifiable intangible assets and an expense of $2.3 million attributed to in-process research and development.

(b)
During the nine months ended December 31, 2000, Legacy Artemis paid a cash dividend of $140,000. No other cash dividends were declared or paid since Legacy Artemis's inception.

 MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

        The information in this discussion contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended (the"34 Act"). Such statements are based upon current expectations that involve risks and uncertainties. Any statements contained herein that are not statements of historical facts may be deemed to be forward-looking statements. For example, words such as "may", "will", "should", "estimates", "predicts", "potential", "continue", "strategy", "believes", "expects", "anticipates", "plans", "intends", and similar expressions are intended to identify forward-looking statements. Our actual results and the timing of certain events may differ significantly from the results discussed in the forward-looking statements.

        The following discussion should be read in conjunction with the accompanying unaudited condensed Consolidated Financial Statements and related Notes thereto and the Consolidated Financial Statements and the Notes thereto contained in the Annual Report on Form 10-K for the year ended December 31, 2004.

Overview

        Artemis International Solutions Corporation, a Delaware Corporation, including its subsidiaries ("Artemis", "We", or the "Company"), is one of the world's leading providers of Investment Planning and Control TM ("IP & C") software and services. Since 1976, we have been helping organizations improve their performance through portfolio, project and resource management.

        We provide a comprehensive set of Investment Planning and Control solutions designed to help organizations execute their strategies through effective project portfolio management. These solutions combine our flagship product Artemis 7 with verticalized solutions-oriented consulting services to address the needs of both private and public sector organizations in the areas of:

  •
  Information Technology ("IT") Management and Governance

  •
  New Product Development and Launch

  •
  Strategic Asset Optimization

  •
  Aerospace and Defense Program Management

  •
  Public Investment Management

        Our Investment Planning and Control solutions cover the full investment lifecycle, from selection and prioritization based on strategy and operational goals, to reiterative budgeting and resource allocation, to project execution and performance measurement, including value and benefit assessment. Our customers rely on us to provide them with a solution to better manage their IT investments, develop new products such as pharmaceuticals, promote business efficiency through better alignment and allocation of resources in governmental agencies, maintain nuclear power stations, and manage defense programs.

        The solutions are deployed in a phased approach using SM2, the Artemis Solution Management Methodology™ designed to accelerate return on investment ("ROI") and minimize implementation risks.

        More than 400 companies representing over 600,000 users in 44 different countries have licensed Artemis solutions in a broad range of industries, including: Chicago Mercantile Exchange, Cummins, Exelon Energy, AMI Semiconductor, Nokia, France Telecom, Lockheed Martin, Telecom Italia, Toshiba, MoneyGram, Siemens, and USAA.

        Our corporate offices are located at 4041 MacArthur Boulevard, Suite 401, Newport Beach, CA 92660 and our telephone number at that address is (949) 660-6500.

Critical Accounting Policies

        Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates, including those related to revenue recognition, the valuation of long-lived and intangible assets and the amortization of intangible assets. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may materially differ from these estimates under different assumptions or conditions. We believe the following critical accounting policies affect our more significant judgments and estimates used in preparation of our consolidated financial statements:

  •
  Revenue recognition;

  •
  Valuation of long-lived and intangible assets;

  •
  Amortization of intangible assets;

  •
  Valuation of deferred tax assets; and

  •
  Estimation of the allowance for doubtful accounts receivable.

Revenue recognition

        The Company has adopted Statement of Position, or SOP 97-2, Software Revenue Recognition, as amended, which generally requires revenue earned on software arrangements involving multiple elements to be allocated to each element based on the relative fair market values of each of the elements. The estimated fair value of an element is based on vendor-specific objective evidence ("VSOE"). Software license revenue allocated to a software product is recognized upon delivery of the product, or deferred and recognized in future periods to the extent that an arrangement includes one or more elements that are to be delivered at a future date and for which VSOE has not been established. Maintenance and support revenue is recognized ratably over the maintenance term. First-year maintenance typically is sold with the related software license and renewed on an annual basis thereafter. Estimated fair values of ongoing maintenance and support obligations are based on separate sales of renewals to other customers or upon renewal rates quoted in the contracts. For such arrangements with multiple elements, we allocate revenue to each component of the arrangement based on the estimated fair value of the undelivered elements. Fair value of services, such as consulting or training, is based upon separate sales of these services. The Company at times may enter into multiple-customer contracts in which the Company allocates revenue based on the number of specified users at each customer, and recognizes revenue upon customer acceptance and satisfying the other applicable conditions of the above described accounting policy.

        Services revenue is recognized as the service is performed assuming that sufficient evidence exists to estimate the fair value of the services. Consulting and training services are billed based on contractual hourly rates and revenues are recognized as the services are performed. Consulting services primarily consist of implementation services related to the installation of the Company's products, which do not require significant customization to, or modification of the underlying software code.

        Significant management judgments and estimates must be made in connection with determination of the revenue to be recognized in any accounting period. If we made different judgments or utilized different estimates for any period, material differences in the amount and/or timing of revenue recognized could result.

Valuation of long-lived and intangible assets

        In accordance with SFAS No. 144, we assess intangible assets and other long-lived assets for recoverability whenever events or changes in circumstances indicate that their carrying value may not be recoverable through the estimated undiscounted future cash flows resulting from the use of the assets. If we determine that the carrying value of any such assets may not be recoverable, we measure impairment by using the projected discounted cash-flow method in accordance with SFAS No. 144.

Amortization of intangible assets

        Intangible assets at March 31, 2005 consist of acquired customer bases. Customer bases acquired directly are valued at cost, which approximates estimated fair value at the time of purchase. The costs assigned to intangible assets are being amortized on a straight-line basis over the estimated useful life of the assets, and will be fully amortized during the third quarter ended September 31, 2005.

Valuation of deferred tax assets

        The Company records an estimated valuation allowance on its significant deferred tax assets when, based on the weight of available evidence (including the scheduled reversal of deferred tax liabilities, projected future taxable income or loss, and tax-planning strategies), it is more likely than not that some or all of the tax benefit will not be realized.

Allowance for doubtful accounts receivable

        We establish our allowance for doubtful accounts receivable based on our qualitative and quantitative review of credit profiles of our customers, contractual terms and conditions, current economic trends and historical payment, return and discount experience. We reassess the allowance for doubtful accounts each period. If we made different judgments or utilized different estimates for any period, material differences in the amount and/or timing of such allowance could result.

Significant Recent Accounting Pronouncements

        In January 2003, the Financial Accounting Standards Board (the "FASB") issued FASB Interpretation ("FIN") No. 46, "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51." The primary objectives of FIN No. 46 are to provide guidance on the identification of entities for which control is achieved through means other than voting rights (variable interest entities, or "VIEs"), and how to determine when and which business enterprise should consolidate the VIE. This new model for consolidation applies to an entity for which either: (a) the equity investors do not have a controlling financial interest; or (b) the equity investment at risk is insufficient to finance that entity's activities without receiving additional subordinated financial support from other parties. In addition, FIN No. 46 requires that both the primary beneficiary and all other enterprises with a significant variable interest in a VIE make additional disclosures. As amended in December 2003, the effective dates of FIN No. 46 for public entities that are not small business issuers are as follows: (a) For interests in special-purpose entities: the first period ended after December 15, 2003; and (b) For all other types of VIEs: the first period ended after March 15, 2004. Management has determined that the Company does not have any VIEs, and there is no impact on its consolidated financial statements.

        In April 2003, the FASB issued SFAS No. 149, "Amendments of Statement 133 on Derivative Instruments and Hedging Activities," which amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133. This pronouncement is effective for contracts entered into or modified after June 30, 2003 (with certain exceptions), and for hedging relationships designated after June 30, 2003. The adoption of SFAS No. 149 did not have a material impact on the Company's consolidated financial statements.

        In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS No. 150 establishes standards for how a company classifies and measures certain financial instruments with characteristics of both liabilities and equity, and is effective for public companies as follows: (i) in November 2003, the FASB issued FASB Staff Position ("FSP") FAS 150-03 ("FSP 150-3"), which defers indefinitely (a) the measurement and classification guidance of SFAS No. 150 for all mandatorily redeemable non-controlling interests in (and issued by) limited-life consolidated subsidiaries, and (b) SFAS No. 150's measurement guidance for other types of mandatorily redeemable non-controlling interests, provided they were created before November 5, 2003; (ii) for financial instruments entered into or modified after May 31, 2003 that are outside the scope of FSP 150-3; and (iii) otherwise, at the beginning of the first interim period beginning after June 15, 2003. The Company adopted SFAS No. 150 on the aforementioned effective dates. The adoption of this pronouncement did not have a material impact on the Company's results of operations or financial condition.

        In December 2003, the FASB issued a revision of SFAS No. 132, Employers' Disclosures about Pensions and Other Postretirement Benefits. This pronouncement ("SFAS No. 132-R") expands employers' disclosures about pension plans and other post-retirement benefits, but does not change the measurement or recognition of such plans required by SFAS No. 87, No. 88. or No. 106. SFAS No. 132-R retains the existing disclosure requirements of SFAS No. 132, and requires certain additional disclosures about defined benefit post-retirement plans. The defined benefit pension plan of the Company's United Kingdom subsidiary is the Company's only defined benefit post-retirement plan. Except as described in the following sentence, SFAS No. 132-R is effective for foreign pension plans for fiscal years ending after June 15, 2004; after the effective date, restatement for some of the new disclosures is required for earlier annual periods. Some of the interim-period disclosures mandated by SFAS No. 132-R (such as the components of net periodic benefit cost, and certain key assumptions) are effective for foreign pension plans for quarters beginning after December 15, 2003; other interim-period disclosures will not be required for the Company until the first quarter of 2005. The interim-period disclosure requirements which became effective on January 1, 2004 and December 31, 2004 were adopted by the Company on those dates. The Company is presently evaluating the other effects of SFAS No. 132-R on its financial statement disclosures.

        In December 2004, the FASB issued SFAS No. 123-R which replaces SFAS No. 123, Accounting for Stock-Based Compensation, and supersedes Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees. As originally issued, SFAS No. 123 established as preferable a fair-value-based method of accounting for share-based payment transactions with employees. However, that pronouncement permitted entities to continue applying the intrinsic-value-based model of APB Opinion 25, provided that the financial statements disclosed the pro forma net income or loss based on the fair-value method. The Company is required to apply SFAS No. 123-R as of the first interim reporting period that begins after June 15, 2005. Thus, the Company's consolidated financial statements will reflect an expense for (a) all share-based compensation arrangements granted after June 30, 2005 and for any such arrangements that are modified, cancelled, or repurchased after that date, and (b) the portion of previous share-based awards for which the requisite service has not been rendered as of that date, based on the grant-date estimated fair value of those awards.

        In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections," which replaces APB Opinion No. 20 and FASB Statement No. 3. This pronouncement applies to all voluntary changes in accounting principle, and revises the requirements for accounting for and reporting a change in accounting principle.

        SFAS No. 154 requires retrospective application to prior periods' financial statements of a voluntary change in accounting principle, unless it is impracticable to do so. This pronouncement also requires that a change in the method of depreciation, amortization, or depletion for long-lived, non-financial assets be accounted for as a change in accounting estimate that is effected by a change in accounting principle.

        SFAS No. 154 retains many provisions of APB Opinion 20 without change, including those related to reporting a change in accounting estimate, a change in the reporting entity, and correction of an error. The pronouncement also carries forward the provisions of SFAS No. 3 which govern reporting accounting changes in interim financial statements.

        SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Statement does not change the transition provisions of any existing accounting pronouncements, including those that are in a transition phase as of the effective date of SFAS No. 154.

        Other recent accounting pronouncements issued by the FASB (including its Emerging Issues Task Force), the American Institute of Certified Public Accountants and the Securities and Exchange Commission (the "SEC"), did not or are not believed by management to have a material impact on the Company's present or future consolidated financial statements.

Results of Operations

        The following table sets forth the percentage of total revenues represented by certain items in our consolidated statements of operations for the periods indicated:

	Three Months Ended March 31,				Year ended December 31,
	2005	% of Revenue	2004	% of Revenue	2004	% of Revenue	2003	% of Revenue	2002	% of Revenue
	(in millions)
Revenue:
Software	$2.8	24	$2.8	21	13.1	25	$13.3	23	$15.1	22
Support	4.4	36	4.4	32	17.2	33	16.6	29	15.7	23
Services	4.8	40	6.4	47	22.2	42	27.4	48	37.9	55

	12.0	100	13.6	100	52.5	100	57.3	100	68.7	100
Cost of revenue:
Software	0.1	1	0.1	1	0.2	—	0.7	1	1.7	2
Support	1.3	11	1.5	11	5.7	11	5.1	9	6.4	9
Services	4.0	34	4.7	35	17.6	34	20.3	35	24.6	36

	5.4	45	6.3	46	23.5	45	26.1	45	32.7	47
Gross margin	6.6	55	7.3	54	29.0	55	31.2	55	36.0	53
Operating expenses
Selling and marketing	3.9	32	3.8	28	14.3	27	15.9	28	12.5	18
Research and development	1.9	16	2.1	15	7.7	15	8.2	14	7.9	11
General and administrative	1.9	16	2.7	20	8.7	17	11.1	19	15.2	22
Amortization expense	0.6	5	1.0	8	4.1	8	4.1	7	4.1	6
Impairment charge	—	—	—	—	0.9	2	—	—	—	—
Management fees	—	—	—	—	—	—	—	—	—	—
Acquisition costs	—	—	—	—	—	—	—	—	—	—
Restructing charge	—	—	1.3	9	2.7	5	—	—	—	—

	8.3	69	10.9	80	38.4	73	39.3	68.0	39.7	57.0
Operating loss	(1.7)	(14)	(3.6)	(26)	(9.4)	(18)	(8.1)	(13)	(3.7)	(4)
Non operating (income) expense
Interest expense, net	0.1	1	0.1	1	0.5	1	0.2	—	0.2	—
Equity in net loss of unconsolidated affiliates	—	—	—	—	(0.1)	—	0.3	1	0.4	1
Gain on sale of subsidiary and investee	(0.8)	(7)	(0.2)	(2)	—	—	(0.4)	(1)	(1.0)	(1)
Other expense, net	—	—	—	—	(0.1)	—	0.1	—	0.5	1
Foreign exchange (gain) loss	0.1	1	0.1	1	(0.4)	(1)	(0.7)	(1)	(0.4)	(1)

Non operating (income) expense, net	(0.6)	(5)	0.0	0	(0.1)	—	(0.5)	(1)	(0.3)	—
Income tax expense (benefit)	0.2	2	0.3	2	0.2	—	0.3	1	0.5	1

Net loss	$(1.3)	(11)	$(3.9)	(29)	(9.7)	(19)	$(7.9)	(13)	$(3.9)	(5)

Three months ended March 31, 2005 and 2004

    Revenue

        Software Revenue

	Three Months Ended March 31,		Change
	2005	2004	$	%
Americas	$408	$555	$(147)	-26%
EMEA(1)	1,858	1,853	5	0%
Japan	376	211	165	78%
Asia	173	177	(4)	-2%

	$2,815	$2,796	$19	1%

(1)
Europe, Middle East and Africa.

        Software revenue represents fees earned for granting customers licenses to use our software products. Software revenue overall was flat compared to the first quarter of 2004. The Company's project portfolio management product, Artemis 7, increased by 120% compared to the first quarter of 2004, representing 60% of the total software revenue compared to 28% for the first quarter of 2004. From a geographical perspective, increases in software revenues in Japan were offset by decreases in the US. EMEA remained flat compared to the first quarter of 2004, with increases in software revenue in France and the UK being offset by decreases in Germany, Finland and Italy.

        Support Revenue

	Three Months Ended March 31,		Change
	2005	2004	$	%
Americas	$1,235	$1,241	$(6)	0%
EMEA	2,596	2,628	(32)	-1%
Japan	449	468	(19)	-4%
Asia	81	62	19	31%

	$4,361	$4,399	$(38)	-1%

        Support revenue consists of fees for providing software updates and technical support for our software products.

        Services Revenue

	Three Months Ended March 31,		Change
	2005	2004	$	%
Americas	$491	$1,182	$(691)	-58%
EMEA	3,691	4,449	(758)	-17%
Japan	472	555	(83)	-15%
Asia	142	235	(93)	-40%

	$4,796	$6,421	$(1,625)	-25%

        Services revenue consists of fees for consulting and training services generated by our personnel and through subcontracted third-party arrangements. Services revenue recognized by our United States subsidiary declined by approximately 58% due in part to a reduction in services provided to two of the Company's largest customers. As these relationships have matured, the level of consulting and training services required by those customers has significantly decreased.

        Cost of Revenue

	Three Months Ended March 31,		Change
	2005	2004	$	%
Americas	$836	$1,311	$(475)	-36%
EMEA	4,054	4,342	(288)	-7%
Japan	333	528	(195)	-37%
Asia	105	124	(19)	-15%

	$5,328	$6,305	$(977)	-15%

        Cost of revenue consists primarily of salaries and third-party expenses principally related to consulting, software maintenance services and training services. The decrease in cost of revenue in the Americas was primarily due to the decrease in services revenue. Since the majority of our costs of revenue are directly related to our support and service revenues, this had a significant impact on overall costs of revenues.

        Gross Profit

        Total gross profit for the three months ended March 31, 2005 was $6.6 million, a decrease of $0.7 million or 10%, from $7.3 million for the same period of 2004. Gross profit margin for the three months ended March 2005 increased approximately 1 percentage point, to 55% from 54% during the same period of 2004, reflecting the aforementioned changes in the mix of revenues and cost of revenue efficiencies.

        Operating Expenses

  Selling and Marketing expenses

        Selling and marketing expenses consist primarily of personnel related costs for our direct sales force and marketing staff and cost for marketing programs, including advertising, trade shows, promotional materials and customer conferences. Selling and marketing expenses increased by $0.1 million or 3% to $3.9 million during the three months ended March 31, 2005, from $3.8 million during the same period of 2004.

  Research and development

        Research and development expenses consist primarily of salaries and related costs associated with the development of our products. Research and development expenses decreased by $0.2 million or 10% to $1.9 million during the three months ended March 31, 2005, from $2.1 million during the same period of 2004. The decrease in research and development expense is a result of a reduction in headcount in our Newport Beach development center in late 2004, partially offset by adding additional resources to our outsourced development team.

  General and administrative

        General and administrative expenses consist primarily of personnel salaries and wages and related costs for general corporate functions, including executive, legal, finance, accounting, human resources and information systems. General and administrative expenses decreased by $0.8 million or 30% to

$1.9 million during the three months ended March 31, 2005, from $2.7 million during the same period of 2004. The decrease is primarily a result of the restructuring actions taken during 2004 as well as efforts to reduce discretionary spending.

  Amortization expense

        Amortization expense represents the financial statement effect of amortizing certain intangible assets. The Company recorded amortization expense of $0.6 million and $1.0 million for the quarters ended March 31, 2005 and 2004, respectively. The decrease in amortization expense during the first quarter of 2005 compared to the same quarter in 2004 is a result of the intangible asset related to certain technology being fully impaired during the quarter ended December 31, 2004. The remaining intangible asset is being amortized on a straight-line basis and will be fully amortized during the quarter ending September 31, 2005.

  Restructuring expense

        The Company's restructuring charges for the quarter ended March 31, 2004, are comprised primarily of: (i) severance pay (including related payroll taxes) and associated one-time employee termination costs related to the reduction of the Company's workforce; (ii) relocation costs resulting from organizational realignments; and (iii) professional fees incurred to improve the competitive position of the Company. The Company accounts for the costs associated with exiting an activity, including costs associated with the reduction of the Company's workforce, in accordance with SFAS No. 146. The termination costs recorded by the Company are not associated with nor do they benefit continuing activities.

        Inherent in the estimation of the costs related to the Company's restructuring efforts are assessments related to the most likely expected outcome of the significant actions to accomplish the restructuring. Changing business conditions may affect the assumptions related to the timing and extent of the Company's restructuring activities. The Company reviews the status of restructuring activities on a quarterly basis and, if appropriate, records changes to its restructuring obligations in operations based on management's most current estimates.

        The Company has not initiated any restructuring actions during the quarter ended March 31, 2005.

    Non-operating (income) expenses, net

        Non-operating income and expenses consist of (i) net interest income or expense, (ii) equity in the net income or losses of unconsolidated affiliates, (iii) foreign exchange gains or losses, (iv) income tax expense (benefit), and (v) other (income) expense. During the three months ended March 31, 2005, the Company incurred $57,000 of interest expense compared to $91,000 for the quarter ended March 31, 2004. Foreign exchange gains and losses result from changes in the exchange rates of the currencies used in the countries in which Artemis operates. During the quarter ended March 31, 2005, the Company recognized a pretax gain of $0.8 million as a result of the disposition of an affiliated entity.

  Changes in foreign currency exchange rates

        The effect of changes in foreign currency exchange rates for the quarter ended March 31, 2004 compared to the quarter ended March 31, 2004 was an increase in revenues of approximately $0.4 million. The effect of changes in foreign currency exchange rates had no impact on the operating results for the quarter ended March 31, 2005.

  Liquidity and Capital Resources

        At March 31, 2005 we had cash of $7.6 million compared to $3.7 million at March 31, 2004.

        Our operating activities provided approximately $2.7 million in cash during the quarter ended March 31, 2005. Operating cash flow was positively impacted by (i) a decrease in trade accounts receivable of $2.4 million, (ii) an increase in deferred revenues of $2.9 million, and (iii) non-cash expenses of $0.8 million in depreciation and amortization related to our fixed assets and identifiable intangible assets. The effects of these items on cash were offset by factors such as (iv) the gain on the disposition of an affiliated entity, (v) an increase in prepaid expenses and other assets of $0.6 million, (vi) a decrease in accounts payable and other liabilities of $0.8 million, and (vii) the net loss of $1.3 million reported for the quarter ended March 31, 2005. Our investing activities provided $0.8 million during the quarter ended March 31, 2005, related to the settlement with Compuware Corporation pertaining to an investment held by the Company. Our financing activities provided $0.7 million during the quarter ended March 31, 2005.

        The Company principal sources of liquidity are cash and cash equivalents, our expected cash flows from operations and our lines of credit. Cash requirements through the end of fiscal year 2005 are primarily to fund operations at approximately the same levels as fiscal year 2004 not including the restructuring actions taken during 2004. Our near and long-term operating strategies focus on promoting our new and existing solution offerings to increase revenue and cash flow while better positioning the Company to compete under current market conditions. In the future, we may need to raise additional funds through public and/or private financings, or other arrangements to fund operations, strengthen our global presence or for potential acquisitions, if any. Such additional equity financing may be dilutive to our existing stockholders.

        Our capital requirements depend on numerous factors, including the rate of market acceptance of our products and services, our ability to service customers, our ability to maintain and expand our customer base, the level of resources required to maintain or expand our marketing and sales organization, research and development activities and other factors. The Company cannot be assured that any financings or other arrangements will be available in amounts or on terms acceptable to the Company or at all, and any new financings or other arrangements could place operating or other restrictions on the Company. Our inability to raise additional capital, if and when needed, could seriously harm the growth of our business and results of operations.

2004 compared to 2003

    Revenue

  Software Revenue

        Software revenue represents fees earned for granting customers licenses to use our software products. Software revenue decreased $0.2 million or 2% to $13.1 million during 2004 from $13.3 million during 2003. Software revenue represents 25% and 23% of total revenue for the years ended December 31, 2004 and 2003, respectively. Software revenue from our flagship product, Artemis 7, which is the main platform for our investment planning and control solutions, increased to 40% of total software revenue in 2004, up from 31% in 2003. Excluding a large multi-million dollar transaction recorded in the UK of which approximately $1.6 million was recorded in 2003, software revenue for Artemis 7 increased by 107% year-over-year. In November 2004, we released Artemis 7, Version 6.0, extending its functionality and capabilities. This has in part led to higher sales in the last month of the year compared to the previous year. The increase in software revenue in the US by $0.9 million or 32%, and our subsidiaries in Finland, up $0.5 million or 31%, Germany, up $0.5 million or 75%, and France, up $0.2 million or 9%, were more than offset by a decrease in software revenue in our UK subsidiary, down $2.4 million or 83%.

  Support Revenue

        Support revenue consists of fees for providing software updates and technical support for our software products. Support revenue increased $0.6 million or 4% to $17.2 million during 2004 from $16.6 million during 2003. This increase in support revenue was due to increases in revenues generated by our foreign subsidiaries, such as Finland, up $0.4 million or 24%, as well as Japan, Italy, France and the UK, all up $0.1 million. This was partially offset by a decrease in support revenue in the US by $0.3 million or 6%. The Company continues to emphasize cultivating the existing customer base and focusing on customer satisfaction.

  Services Revenue

        Services revenue consists of fees for consulting and training generated by our personnel and through subcontracted third-party arrangements. Services revenue decreased $  5.2 million or 19% to $22.2 million during 2004 from $27.4 million during 2003. Of the total decline in services revenue year-over-year, $4.1 million or 79% is related to consulting services provided in the US. The decrease in service revenue is in part a result of the completion of several large consulting assignments with two large US customers. These two customers generated $2.6 million in 2004 compared to $5.0 million in 2003. Decreases in services revenue in our subsidiaries in Japan, down $1.1 million or 34%, Germany, down $0.7 million or 48%, and the UK, down $0.4 million or 8%, were only partially offset by increases in Italy, up $0.9 million or 21%, and Asia, up $0.2 million or 51%. The level of services revenue in our various operations was impacted by the timing and size of software sales and the lower level of consulting services related to our software sales of Artemis 7.

  Deferred Revenue

        The balance of deferred revenue decreased $2.2 million to $5.0 million at December 31, 2004 from $7.2 million at December 31, 2003. The shift in deferred revenue is a result of the timing of our support billings and related collections.

    Cost of Revenue

        Cost of revenue consists primarily of salaries and commissions paid to employees and third-party expenses principally related to consulting, software maintenance services and training services. To a lesser extent, cost of revenue includes royalty payments to third parties. Total cost of revenue decreased $2.5 million or 10% to $23.5 million during 2004 from $26.0 million during 2003. Cost of revenue as a percentage of total revenue was substantially the same during 2004 and 2003 at 45%. The decrease in cost of revenue for software sales reflects the shift in product mix towards Artemis 7 software for which we have not incurred third-party royalties in 2003 and 2004. The majority of the cost of revenue is directly related to our support and service revenue.

    Gross Margin

        Gross margin as a percentage of total revenue remained substantially the same during 2004 and 2003 at 55%. This was achieved through a shift in mix toward software and support revenue, whereby such revenue as a percentage of total revenue increased to 58% in 2004 from 52% in the previous year. In addition, the gross margin on software revenue increased to 98% in 2004 from 95% in 2003, which was offset by decreases in gross margin on support and consulting services revenue. The gross margin percentage for services revenue decreased in 2004 as a result of the decline in services revenue and the relatively fixed cost base of our internal consultancy practice. During 2004, management has taken actions to reduce this cost by decreasing the number of internal consultants, while still keeping the skill set required for our implementation services in house.

    Operating Expenses

  Selling and marketing expenses

        Selling and marketing expenses consist primarily of personnel related costs of our direct sales force and marketing staff and the cost of third party marketing programs, including advertising, trade shows, promotional materials and customer conferences. Selling and marketing expenses decreased $1.6 million or 10% to $14.3 million during 2004, from $15.9 million during 2003. The decrease was primarily due to a reduction in headcount and a concerted effort to match discretionary marketing expenses with the expected revenue stream.

  Research and development

        Research and development expenses consist primarily of salaries and related costs associated with the development of our products. These expenses decreased $0.5 million or 5% to $7.7 million during 2004 from $8.2 million during 2003.

        In early 2004, we changed the leadership of our product development organization and consolidated our Product Management, Development and Tier II Support functions under a single structure, Product Operations. In late 2004 we reduced the number of resources employed in our Newport Beach development center. This restructuring of our Product Operations cost base was made in light of Artemis licensing and having the option to acquire the rights to a best-of-breed scheduling tool for Artemis 7 rather than developing it in-house. In addition, this decision has allowed us to accelerate our plan to enlarge our offshore development team; thereby increasing new product feature throughput and achieving a higher level of customer responsiveness. We have therefore increased offshore resources both in the development and quality assurance areas. This will have the immediate benefit of allowing us to deliver a major new functional module wholly developed by this offshore team in June/July 2005.

        As we proceed through the year depending on our financial condition, we will continue to add additional resources to this offshore facility, initially to provide further coverage in the area of the Tier II support function. This will help us underpin the growth forecasted by our Asian, Chinese and Japanese distribution channels by providing support coverage geographically closer to their own time zones.

        Our plan is to increase our R&D output to strengthen our leadership in the geographical markets and/or industries we are targeting. Major new releases will increase our ability to support additional business processes and user types, increasing our footprint in the customer's organizations.

  General and administrative

        General and administrative expenses consist primarily of salaries, wages and related costs for general corporate functions, including executive, legal, accounting, human resources and information systems. General and administrative expenses decreased $2.4 million or 22% to $8.7 million during 2004, from $11.1 million during 2003. The decrease is primarily a result of the restructuring actions taken during the year as well as efforts to reduce discretionary spending.

  Amortization expense

        Amortization expense represents the financial statement effect of amortizing intangible assets recorded in conjunction with the push-down to the Company's consolidated financial statements of Proha's purchase of Legacy Artemis in August 2000. These assets are being amortized on a straight-line basis over the remaining life of forty two months commencing January 1, 2002. Amortization expense was the same for the years ended December 31, 2004 and 2003.

  Impairment charge

        SFAS No. 144, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, requires impairment losses to be recorded on long-lived assets used in operations, including goodwill, when indicators of impairment are present and the undiscounted future cash flows estimated to be generated by those assets are less than the assets' carrying value. If such assets are impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds the estimated fair market value of the assets. Assets to be disposed of are reported at the lower of the carrying value or fair market value, less cost to sell.

        During the fourth quarter of 2004, the Company evaluated the carrying values of its intangible assets. As a result, an impairment charge of $0.9 million has been recorded in the year ended December 31, 2004. Using discounted cash flow projections of expected returns from these assets, the Company determined that the intangible asset related to certain technology should be fully impaired.

  Restructuring charge

        The Company's restructuring charges are comprised primarily of: (i) severance pay (including related payroll taxes) and associated one-time employee termination costs related to the reduction of the Company's workforce; (ii) relocation costs resulting from organizational realignments; and (iii) professional fees incurred to improve the competitive position of the Company. The Company accounts for the costs associated with exiting an activity, including costs associated with the reduction of the Company's workforce, in accordance with SFAS No. 146 Accounting for Costs Associated with Exit or Disposal Activities.

        As part of the restructuring actions carried out during the year ended December 31, 2004, the Company has reduced its workforce by a total of seventy one employees, from 396 to 325 (which includes scheduled terminations and voluntary resignations) or approximately 18% of its workforce. The restructuring charge of $2.7 million in 2004 has affected corporate positions and certain operational positions in the Americas, EMEA and the Asia/Japan segments in the approximate amounts of $1.0 million, $1.4 million and $0.4 million, respectively. This follows a similar reduction (8% of the workforce) in the last quarter of 2003, whereby these reductions were based on discretionary restructuring actions. Approximately $0.9 million of the total restructuring charge is included in current liabilities in the accompanying December 31, 2004 consolidated balance sheet. See the tabular presentations in Note 18 to the Company's consolidated financial statements included elsewhere herein for additional information.

        Inherent in the estimation of the costs related to the Company's restructuring efforts are assessments related to the most likely expected outcome of the significant actions to accomplish the restructuring. Changing business conditions may affect the assumptions related to the timing and/or extent of the Company's restructuring activities. The Company reviews the status of restructuring activities on a quarterly basis and, if appropriate, records changes to its restructuring obligations based on management's most current estimates.

    Non-operating (income) expenses, net

        Non-operating income/expenses consist of (i) net interest expense, (ii) equity in the net income or loss of unconsolidated affiliates, (iii) foreign exchange gains, (iv) other (income) expense and (v) gain on sale of subsidiaries and investee. The Company had net non-operating income of less than $0.1 million during 2004 compared to net non-operating income of $0.5 million during 2003.

        The Company accounts for certain investments in other companies under the equity method of accounting. The Company recorded equity in net income of unconsolidated affiliates of $0.1 million in

2004 and net loss of unconsolidated affiliates of $0.3 million and $0.4 million in 2003 and 2002, respectively.

        In October 2003, the Company entered into an asset purchase agreement for the sale of its Software Productivity Research ("SPR") operations. Total consideration for the sale of SPR was $0.4 million.

        Changes in the rate of exchange for British Pound Sterling to the United States dollar resulted in foreign exchange income of $1.0 million and $0.9 million in 2004 and 2003, respectively.

Changes in Foreign Currency Exchange Rates

        The effect of changes in foreign currency exchange rates for the year ended December 31, 2004 compared to 2003 was an increase in revenues and a reduction in operating loss of approximately $4.6 million and $0.3 million, respectively.

Provision for Income Taxes

        The Company recorded income tax expense of approximately $0.2 million and $0.3 million for the years ended December 31, 2004 and 2003, respectively. The income tax expense on the pre-tax loss of approximately $9.5 million and $7.6 million for the years ended December 31, 2004 and 2003, respectively, is principally the result of foreign income tax on the Company's profitable non-US subsidiaries.

2003 compared to 2002

    Revenue

  Software Revenue

        Software revenue represents fees earned for granting customers licenses to use our software products. Software revenue decreased $1.8 million or 12% to $13.3 million during 2003 from $15.1 million during 2002. The decrease in software sales of $1.1 million in the US and $.7 million in Germany was due, in part, to spending constraints imposed on capital expenditures by our existing customer base. However, we are currently seeing an increase in customer funding for projects previously planned. In addition, with the additional functionality of Artemis 7 (formerly Portfolio Director) and the Views 7 release, we are able to meet the needs of our clients on a much wider range, thus speeding up the sales cycle. Therefore, management expects an increase in software sales in 2004.

  Support Revenue

        Support revenue consists of fees for providing software updates and technical support for our software products. Support revenue increased $0.9 million or 6% to $16.6 million during 2003 from $15.7 million during 2002. This increase in support revenue was due to a steady increase in revenues generated by our foreign subsidiaries such as a 30% increase in Germany, 9% increase in Italy, 19% increase in Finland and a 47% increase in Asia. The increase in support revenues in these countries was partially offset by a decrease in support revenue in the US by 8%. The Company has also put a renewed emphasis on cultivating the existing customer base by focusing on customer satisfaction.

  Services Revenue

        Services revenue consists of fees for consulting and training generated by our personnel and through subcontracted third-party arrangements. Services revenue decreased $10.5 million or 28% to $27.4 million during 2003 from $37.9 million during 2002. The decrease in service revenue is a direct result of the near completion of two very large consulting assignments at two large clients that had licensed products in prior periods. These two clients generated $16 million in service revenue in 2002 compared to $5 million in 2003.

  Deferred Revenue

        The balance of deferred revenue decreased $0.8 million to $7.2 million at December 31, 2003 from $8.0 million at December 31, 2002. The decrease is due to the following:

  1.
  Liability for prepaid consulting and support services totaling $1.0 million was released by one United States customer. Therefore, the Company was able to recognize all of the deferred revenue in the third quarter of 2003. This was a significant decrease to the deferred revenue balance.

  2.
  The prepaid software and services totaling $0.5 million by a United Kingdom customer in 2002 was released in 2003 after the services were rendered and the software criterion was accepted. This lowered the deferred revenue balance.

  3.
  A few large supported customers, who renewed in December 2003, increased the deferred revenue by $0.3 million.

    Cost of Revenue

        Cost of revenue consists primarily of salaries and commissions paid to employees and third-party expenses principally related to consulting, software maintenance services and training services. To a lesser extent, cost of revenue includes royalty payments to third parties. The majority of these costs of revenue are directly related to our support and service revenue. Total cost of revenue decreased $6.7 million or 20% to $26.0 million during 2003 from $32.7 million during 2002. Cost of revenue as a percentage of total revenue decreased to 45% during 2003 from 47% during 2002 primarily because the Company licensed a higher proportion of products with low or no associated royalty costs and due to more efficient use of staff in delivering services. Also contributing to the decrease was that third party consultants were used less, reflective of the lower service revenue base.

    Gross Margin Percentage

        The primary reasons for the increased gross margin on total revenue are improved efficiencies in the support organization and a reduction in third-party royalties through the shift in product mix toward Artemis 7. This was partially offset by a decrease in gross margin on services revenue due to a sharp decline in services revenue in 2003 compared to 2002. This lowered the utilization rate of internal consultants and reduced the retention of higher-margin external consultants.

    Operating Expenses

  Selling and marketing expenses

        Selling and marketing expenses consist primarily of personnel related costs of our direct sales force and marketing staff and the cost of third party marketing programs, including advertising, trade shows, promotional materials and customer conferences. Selling and marketing expenses increased $3.4 million or 27% to $15.9 million during 2003, from $12.5 million during 2002. During 2002, management reduced discretionary selling and marketing expenses in response to forecasts, which predicted that a challenging economy would cause our customers to delay spending on enterprise wide technology deployments. In the latter portion of 2002 management predicted a gradual recovery in the market for software. In response to this and to support the introduction of our Portfolio solution products, management increased the Company's marketing efforts.    In addition, during 2003 the Company realigned its marketing organization. Part of this change included the creation of a new Solutions Marketing Team, which focuses on key vertical markets to help provide more relevant and complete business solutions to customers. The increase also in part, reflects a change in the classification of key executive salaries and related expenses in accordance with a change in job emphasis from administration to selling and marketing (please also see General and administrative below).

  Research and development

        Research and development expenses consist primarily of salaries and related costs associated with the development of our products. These expenses increased $0.3 million or 3.6% to $8.2 million during 2003 from $7.9 million during 2002. This increase is primarily due to increased salaries and small increases in travel expenses as we endeavor to bring our customers further into the product delivery process. In early 2004, we changed the leadership of our product development organization and consolidated our Product Management, Development and Tier II Support functions under a single structure, Product Operations. Our restructuring will also include a relocation of our Californian development facility to less costly premises. The main purposes in our restructuring activity were threefold: (1) to align resources with the strategic goal of unifying and further integrating interrelated products; (2) to add to our development capacity a variable component for adaptation to dynamic conditions; and (3) to bring our development processes closer to our customers, fully committing to a customer-centric model for solutions development.

        Specific customer-centric methodological modifications for research and development have continued to include the shortening of internal software development cycles, an iterative planning and testing practice, and movement of the feature prioritization process out of development and closer to customers.

        We believe that continued investment in research and development is critical to attaining our strategic objectives and, as a result, we expect that spending on research and development in 2004 will remain flat except for cost savings resulting from the restructuring activities described above. Our primary focus for 2004 is to continue the process of evolving our development methodology and to invest in product functionality in the following three ways: (1) adding significant new capability; (2) integrating key new architectural features and technology; and (3) bringing our suite of interrelated products together into a unified solution.

  General and administrative

        General and administrative expenses consist primarily of salaries, wages and related costs for general corporate functions, including executive, legal, accounting, human resources and information systems. General and administrative expenses decreased $4.0 million or 26% to $11.1 million during 2003, from $15.2 million during 2002.

        The decrease was primarily due to the following (i) a decrease in insurance fees due to a reduction in coverage, (ii) a reduction in office space occupied, including the closure of our Exton, Pennsylvania facility in 2002, (iii) the elimination of payments on former OPUS360 lease agreements through expiration or settlement, (iv) the elimination of commitments under long-term phone service contracts due to settlement, (v) a change in the classification of key executive salaries and related expense in accordance with a change in job emphasis from administration to selling and marketing and (vi) the elimination of salaries paid to duplicative OPUS360 personnel who left Artemis in 2002.

  Amortization expense

        Amortization expense represents the financial statement effect of amortizing intangible assets acquired in conjunction with Proha's purchase of Legacy Artemis in August 2000. These assets are being amortized on a straight-line basis over the remaining life of 42 months commencing January 1, 2002. Amortization expense remained substantially the same in 2003 as compared to 2002.

Non-operating (income) expenses, net

        Non-operating income/expenses consist of (i) net interest expense, (ii) equity in net losses of unconsolidated affiliates, (iii) foreign exchange gains or losses, (iv) other (income) expense and (v) gain on sale of subsidiary and investee. The Company earned net non-operating income of approximately $0.5 and $0.3 million during 2003 and 2002, respectively.

        The Company accounts for certain investments in other companies under the equity method of accounting. The Company recorded equity in net loss of unconsolidated affiliates of $0.3 million and $0.4 million in 2003 and 2002 respectively.

        In November 2002, the Company sold its 19.9% interest in Accountor Oy to an unrelated party. In December 2002, the Company sold its interest in ABC Technologies—France to an unrelated party. Other income for the year ended December 31, 2002 includes pretax gains of $0.7 million and $0.3 million on the sales of our interests in Accountor Oy and ABC Technologies—France, respectively.

        In October 2003, the Company sold the assets of its Software Productivity Research ("SPR") operations. Total consideration for the sale of SPR was $0.4 million.

        Changes in the rate of exchange for British Pound Sterling to United States dollars resulted in foreign exchange income of $0.9 million and $0.5 million in 2003 and 2002, respectively.

Changes in Foreign Currency Exchange Rates

        The effect of changes in foreign currency exchange rates for the year ended December 31, 2003 compared to 2002 was an increase in revenues and a reduction in operating loss of approximately $5.5 million and $0.1 million, respectively.

Provision for Income Taxes

        The Company recorded income tax expense of approximately $0.3 million for the year ended December 31, 2003. The income tax expense on the pre-tax loss of approximately $7.6 million is principally the result of foreign income tax on the Company's profitable non-US subsidiaries.

Liquidity and Capital Resources

Cash flows for the year ended December 31, 2004 and 2003

        At December 31, 2004 we had cash of $3.7 million compared to $2.6 million at December 31, 2003.

        Our operating activities used approximately $8.3 million in cash during the year ended December 31, 2004. Our net loss of $9.7 million was the major component that reduced operating cash flow. A net decrease in accounts payable and other liabilities of $3.9 million and a decrease in deferred revenues of $2.2 million further reduced operating cash flow. The effects of these items on cash were offset by factors such as (i) a decrease in trade accounts receivable of $1.6 million, (ii) non-cash expenses of $4.6 million in depreciation and amortization related to our fixed assets and identifiable intangible assets, (iii) a decrease in prepaid expenses and other assets of $0.4 million and (iv) a non-cash expense of $0.9 million for impairment charges related to intangible assets.

        Our financing activities provided $10.2 million during the year ended December 31, 2004. During the first quarter of 2004 our wholly-owned subsidiary in Finland, Artemis Finland Oy ("Artemis Finland"), entered into a loan agreement with a financial institution in the amount of approximately $3.1 million. In January 2005, Proha effectively replaced the financial institution as the creditor and agreed with Artemis Finland on a payment schedule. Management expects that the loan will be repaid in full by the end of March 2005. During the second quarter of 2004, we completed the sale of convertible preferred stock resulting in net proceeds of approximately $8.6 million, of which $2.2 million was used to reduce the amount owed under the Laurus Facility, which is discussed in Note 6 to the Company's consolidated financial statements included elsewhere herein. As a result, the Company has a $1.5 million convertible note payable to Laurus, which becomes due August 26, 2006. At December 31, 2004, we had over advance capabilities of $3.5 million based on the Laurus Facility as well as unused credit facilities through several of our subsidiaries.

Liquidity and Going Concern Considerations

        The Company's continued existence is dependent upon several factors including the Company's ability to sell and successfully implement its software solutions.

        A summary of the Company's future contractual obligations and commercial commitments as of December 31, 2004 is as follows:

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands)
Long-term debt Obligations	$1,939	$21	$1,517	$15	$386
Operating Lease Obligations	8,897	3,492	4,582	823	—
Accrued Pension and other long-term liabilities	4,465	—	—	—	4,465

	$15,301	$3,513	$6,099	$838	$4,851

        The Company's principal sources of liquidity are cash and cash equivalents, our expected cash flows from operations and our lines of credit. Cash requirements through the end of fiscal year 2005 are primarily to fund operations at approximately the same levels as fiscal year 2004 not including the restructuring actions as described further below. In the future, we may need to raise additional funds through public and/or private financings, or other arrangements to fund operations, strengthen our global presence or for potential acquisitions, if any. Such additional equity financing may be dilutive to our existing stockholders. Our capital requirements depend on numerous factors, including the rate of market acceptance of our products and services, our ability to service customers, our ability to maintain and expand our customer base, the level of resources required to maintain or expand our marketing and sales organization, research and development activities and other factors. The Company cannot be assured that any financings or other arrangements will be available in amounts or on terms acceptable to the Company or at all, and any new financings or other arrangements could place operating or other restrictions on the Company. Our inability to raise additional capital consequently could seriously harm the growth of our business and results of operations.

        Our near and long-term operating strategies focus on promoting our new and existing solution offerings to increase revenue and cash flow while better positioning the Company to compete under current market conditions.

        In addition to securing the $5.0 million credit facility with Laurus in 2003, we have also taken steps to reduce and defer discretionary spending to more closely match expenses with actual and projected revenues. We initiated certain discretionary actions beginning in late 2002 to streamline the Company's operations and focus on our core expertise in enterprise portfolio and project management. This entailed reducing the work force and selling off certain non-core assets. During 2004, following the change in management, a number of non-discretionary restructuring actions were taken to further reduce the cost base of the Company. The objective of those actions is to assure an improvement in operating margin on a moving forward basis. The target was to rebalance the revenue mix of the Company toward higher software license and support revenues, as well as to simplify and reduce the global infrastructure.

        On June 16, 2004 (the "Closing Date"), we completed a private placement of $9.0 million of unregistered convertible preferred stock. In connection with the private placement, the Company issued an aggregate of 4,090,909 shares of convertible preferred stock to certain accredited investors (the "Series A Holders"), priced at $2.20 per share, each of which is convertible into one share of common stock. In addition, the Company issued to the Series A Holders (i) five-year warrants to purchase an aggregate of 409,090 shares of common stock at an exercise price of $2.64 per share that vested and became exercisable on the issuance date and (ii) 210-day warrants (the "Additional Warrants") (a) that are exercisable only in the event that the Six Month Price (as defined below) is less than $2.20 and (b) to purchase a variable number of shares of common stock at $.01 per share based upon the Six Month Price. The number of issuable shares was determined by the "Six Month Price" which is defined as the greater of $1.75 or the lowest average closing price of the common stock of the Company for any 15 consecutive day period during the six-month period immediately following the Closing Date. As of December 15, 2004, the Six Month price was $1.98 per share, which resulted in the issuance of 456,853 Additional Warrants to the Series A Holders. Proceeds from the financing are being used for (i) working capital, (ii) the repayment of debt, and (iii) to strengthen the Company's balance sheet. $2.2 million of the net proceeds were transferred on behalf of Artemis directly to Laurus to pay certain over-advances due at the Closing Date.

        Subsequent to December 31, 2004, the Company has paid a total of approximately $2.5 million to Proha (our parent company) in connection with the Artemis Finland loan, which is summarized above and more fully described in Note 12 to the Company's consolidated financial statements included elsewhere herein. The final installment payment on such loan (approximately $838,000 based on the March 15, 2005 exchange rate) is due on March 31, 2005.

        In March 2005, we settled a dispute with Compuware Corporation ("Compuware") related to a joint venture between our subsidiary in France and Changepoint Corporation (which was acquired by Compuware in May 2004.). As a result, we will receive approximately $1.2 million in cash by March 31, 2005, which will be used for working capital purposes.

        We have experienced net losses in each of the three years in the period ended December 31, 2004. At December 31, 2004, we reported an accumulated deficit of approximately $92.7 million and our current liabilities exceeded current assets by approximately $3.4 million. Our independent public accountants have included a going concern paragraph in their audit report on the Company's December 31, 2004 consolidated financial statements which have been prepared assuming that the Company will continue as a going concern (based upon management's plans discussed above), which contemplates, among other things, the realization of assets and satisfaction of liabilities in the ordinary course of business. Accordingly, the consolidated financial statements included elsewhere herein do not include any adjustments related to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result, should the Company be unable to continue as a going concern.

Impact of Inflation

        In 2004, approximately 77% of our total revenues and 56% of our total operating expenses were generated/incurred by our foreign subsidiaries. Revenues and expenses in these foreign markets are currently translated using historical and weighted-average currency exchange rates; therefore a weakening United States dollar would have a positive impact whereas a strengthening United States dollar would have an adverse impact on translations of currency from our foreign operations.

Off-Balance Sheet Arrangements

        We have no off-balance sheet arrangements as defined in Item 303(a)(4)(ii) of Regulation S-K.

Transactions with Related Parties

        During the fourth quarter of 2003, the Company engaged Bengt-Ake Algevik to perform certain business consultancy functions for which he received consideration, including travel and other expenses, of approximately $200,000. Mr. Algevik completed his assignment in May 2004 and was appointed a director of the Company effective June 16, 2004.

        At December 31, 2004 and 2003, the Company had no receivables due from Proha, which, factoring in the common stock conversion rights of the holders of the Series A Preferred Stock arising from the Preferred Series A Financing transaction as described above, owns approximately 54% of the Company's outstanding common stock, post conversion of the Series A Preferred Stock. At December 31, $2004, 2003 and 2002, the Company had other payables to Proha of $0.3 million, $0.2 million and $0.1 million, respectively.

        On March 1, 2004, the Company's wholly-owned subsidiary in Finland, Artemis Finland Oy ("Artemis Finland"), entered into a loan agreement with a financial institution in the amount of approximately $3.1 million. The loan was orginally due on March 1, 2006 and accrues interest at 0.5 percentage points above the 3-month Euribor rate per annum, which is payable on a quarterly basis. The loan was secured by cash collateral provided by Proha equal to the loan amount and a security interest in all of Artemis Finland's property and assets. Artemis and Proha executed a letter of commitment, whereby Proha agreed to provide the Company sufficient advance notice of its intent to demand the return of its collateral from the financial institution to give the Company a minimum of 90 days to provide additional collateral, if necessary, or repay the loan. On October 11, 2004, the Company received a notification from Proha declaring its intent to demand the return of the $3.1 million provided to the financial institution as collateral. Under this notification, the Company was required to repay the loan by January 10, 2005. On January 11, 2005, Artemis Finland and Proha informed the financial institution to use the cash collateral provided by Proha as the method by which Artemis Finland shall be deemed to have pre-paid the loan in full. Contemporaneously, Artemis Finland entered into a Payment Schedule Agreement ("Payment Agreement") with Proha, whereby Proha effectively replaced the financial institution as the creditor and Artemis Finland agreed to pay Proha 2.5 million Euros in three installments (1.25 million Euros by January 17, 2005, 625,000 Euros by February 28, 2005 and 625,000 Euros by March 31, 2005). The first two installments were paid on the respective due dates and the final installment of approximately $0.8 million was made on April 1, 2005.

        There are several related party agreements in place between Artemis Finland and Proha or its subsidiaries and investees as further described below:

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  During 2002, Artemis Finland incurred $309,000 in fees for certain business consulting, legal and accounting services provided by Proha.

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  Additionally, Artemis Finland shares office space with Proha, for which Proha charges Artemis Finland a share of its office-related costs ("Office Allocation Charge"), such as rent, utilities, telecommunication costs, office maintenance and certain other business costs based on headcount. The Office Allocation Charge was $431,000, $341,000, and $290,000 for the years ended December 31, 2004, 2003 and 2002, respectively.

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  Accountor Oy, a provider of accounting and payroll services, which was owned by Proha (80.1%) and Artemis (19.9%) through November 2002 until its sale to an unrelated party, is providing certain bookkeeping, payroll and reporting services ("Service Charge") to Artemis Finland. The Service Charge was $0, $80,000 and $82,000 for the years ended December 31, 2004, 2003 and 2002, respectively.

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  Intellisoft Oy, an application service provider, which is owned by Proha (80.1%) and Artemis (19.9%), is providing certain application hosting and other services to Artemis Finland and its customers ("ASP Services Fee"). The ASP Services Fee was $116,000, $254,000 and $354,000 for the years ended December 31, 2004, 2003 and 2002, respectively.

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  Datamar Oy, a subsidiary of Proha (90%), is providing certain project management and programming services to Artemis Finland ("Management Programming Fee"). The Management Programming Fee charged to Artemis Finland was $173,000, $229,000 and $340,000 for the years ended December 31, 2004, 2003 and 2002, respectively.

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  Tesnet Group Oy (formerly Intellitest International Oy), a company partially owned by Proha (35%), provides certain software testing services to Artemis Finland ("Testing Services"). These Testing Services were $175,000, $225,000 and $219,000 for the years ended December 31, 2004, 2003 and 2002, respectively.

  •
  Artemis Finland is a distributor of software products provided by Safran Software Solutions AS ("Safran"), a Norwegian company wholly owned by Proha. The royalty paid by Artemis Finland to Safran was $29,000, $47,000, and $129,000 for the years ended December 31, 2004, 2003 and 2002, respectively.

  •
  Artemis Finland has provided certain software development services to ProCountor International Oy ("ProCountor"), a company majority owned by Proha (63%). Artemis Finland has charged $0, $0 and $17,000 to ProCountor for such software development services for the years ended December 31, 2004, 2003 and 2002, respectively. ProCountor has provided certain software development services to Artemis Finland and charged a fee for use of a web-based travel and expense claims program of $20,000, $11,000 and $0 for the years ended December 31, 2004, 2003 and 2002, respectively.

  •
  Artemis Finland cooperated with Futura One Oy, a company majority owned by Proha (51%). Artemis Finland has charged $0, $0 and $17,000 to Futura One for software development services for the years ended December 31, 2004, 2003 and 2002, respectively.

Quantitative And Qualitative Disclosure About Market Risk

        At December 31, 2004, the majority of our cash balances were held primarily in the form of short- term highly liquid investment grade money market funds of major financial institutions. Due to the short-term nature of our investments and the fact that they are marked to market daily, we believe that we are not subject to any material interest or market rate risks.

        The Company utilizes lines of credit to fund operational cash needs. The Company's outstanding balance under its line of credit at December 31, 2004 was approximately $1.5 million. The weighted average interest rate for the Company's lines of credit during 2004 was 5.0%. We do not believe that we have material interest rate risk; however, some of our lines of credit have variable interest rates which are based on commonly used bank indices. We do not believe an immediate 10% increase or decrease in interest rate would have a material effect on our consolidated financial position.

        We conduct a significant portion of our business in currencies other than the United States dollar. For the year ended December 31, 2004, approximately 77% of our revenues and approximately 56% of our operating expenses were denominated in currencies other than our functional currency, the United States dollar. These foreign currencies are primarily Euros, British Pounds, and Japanese Yen. Changes in the value of major foreign currencies relative to the value of the United States dollar could potentially adversely affect revenues and operating results. We do not hedge foreign currency exposure. As a result, we will continue to experience foreign currency exchange gains and losses.

BUSINESS

        Artemis International Solutions Corporation, a Delaware Corporation, including its subsidiaries ("Artemis", "We", or the "Company"), is one of the world's leading providers of Investment Planning and Control™ ("IP & C") software and services. Since 1976, we have been helping organizations improve their performance through portfolio, project and resource management.

        We provide a comprehensive set of Investment Planning and Control solutions designed to help organizations execute their strategies through effective project portfolio management. These solutions combine our flagship product Artemis 7 with verticalized solutions-oriented consulting services to address the needs of both private and public sector organizations in the areas of:

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  Information Technology ("IT") Management and Governance

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  New Product Development and Launch

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  Strategic Asset Optimization

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  Aerospace and Defense Program Management

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  Public Investment Management

        Our Investment Planning and Control solutions cover the full investment lifecycle, from selection and prioritization based on strategy and operational goals, to reiterative budgeting and resource allocation, to project execution and performance measurement, including value and benefit assessment. Our customers rely on us to provide them with a solution to better manage their IT investments, develop new products such as pharmaceuticals, promote business efficiency through better alignment and allocation of resources in governmental agencies, maintain nuclear power stations, and manage defense programs.

        The solutions are deployed in a phased approach using SM2, the Artemis Solution Management Methodology™ designed to accelerate return on investment ("ROI") and minimize implementation risks.

        More than 400 companies representing 600,000 users in 44 different countries have licensed Artemis solutions in a broad range of industries, including: Chicago Mercantile Exchange, Exelon Energy, AMI Semiconductor, Nokia, France Telecom, Lockheed Martin, Telecom Italia, Toshiba, MoneyGram and USAA.

        Our corporate offices are located at 4041 MacArthur Boulevard, Suite 401, Newport Beach, CA 92660 and our telephone number at that address is (949) 660-6500.

Industry Overview

        Private and public sector organizations are under growing pressure to deliver more with less, and improve the alignment of their investments with evolving objectives in an increasingly competitive market characterized by tighter margins, shorter product lifecycles, economic and political uncertainty, and more stringent regulatory controls and compliance criteria.

        Across all industry sectors, there is the urgent need to improve the processes for selecting, budgeting, prioritizing and executing investments in order to optimize corporate resources, improve business performance and ensure visibility throughout the process.

        Similar issues exist in all areas of the business including IT, Research and Development and Asset Lifecycle Management:

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  Increasing visibility and alignment of the investment portfolio with evolving business strategy

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  Making objective, value-based investment selections

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  Maintaining agility in the allocation of funds and resources to reflect changing priorities

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  Aligning investment planning and execution to ensure business benefits achievement and value delivery

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  Minimizing unnecessary costs by early identification of investments that bring insufficient value

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  Enabling effective governance over both strategy and execution

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  Ensuring regulatory compliance through standard methods and processes

        These requirements make Portfolio and Value Management one of the most powerful combinations for improved business performance.

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  Within IT organizations according to the META GROUP, Portfolio Management (PfM) has become the premier IT/business communication tool for optimizing IT investment. Through 2007, more than 70% of firms will combine IT portfolio management, IT value management, enterprise architecture and business relationship management as critical integrated IT organizational practices. Similar trends are reported by the Gartner Group.

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  Within R&D organizations according to AMR Research, only 31% of companies surveyed acknowledged having strategic and financial control over their investments in new product development and launch. Others have been advised to implement portfolio management to ensure the most important projects in the pipeline are properly resourced and executed. Gartner Group similarly forecasts that from 2004 to 2010, global 1000 manufacturers will increase their investment in portfolio management by a factor of 10 to improve research and development ("R&D") performance (60% probability).

        Most organizations have been trying to solve the above issues using in-house tools, desktop software and point solutions, without being able to leverage the benefits associated with a comprehensive and dynamic view of the investment portfolio through its full life-cycle, and involving all stakeholders throughout the organization.

Our Solutions

        Our solutions help translate strategy into measurable results by providing a permanent, comprehensive view of the investment portfolio, agility to respond to change, detailed performance analysis, support for rapid objective decision making, and timely communication to stakeholders.

        They incorporate a fully integrated set of top-down and bottom-up processes enabling all stakeholders to concentrate on the key business decisions related to their investments and projects without getting caught-up in the details: from selection and prioritization based on strategy and operational goals, to reiterative budgeting and resource allocation, to project execution and performance measurement, including value and benefit assessment.

        Our solutions are designed to deliver value throughout the full investment life-cycle to all stakeholders: Chief Information Officer, CFO, R&D managers, line of business managers, project and resources managers, knowledge workers, customers and partners. Unlike other systems, our solutions are completely integrated to offer a real connection between the different processes including demand management, portfolio and budgeting management, execution management, benefit measurement and delivery control.

        The web-based software underlying our solutions is accessible through any browser, and is scalable for tens of thousands of users. Multiple language and currency support ensures seamless integration, consolidation and analysis of all investments for our global customers.

Strategy

        Our strategy is to become the leading provider of Investment Planning and Control solutions for large private and public sector organizations.

        Our plan includes the following key components:

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  Continue to show leadership in functionality not only in IT Management but in other investment intensive businesses areas such as R&D or strategic asset management.

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  Increase the leverage created by our extensive international presence to improve our sales in growing and emerging regions

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  Add more strategic partnerships to increase our access to the market and the value delivered to customers

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  Cultivate customer intimacy to enhance implementation service quality and build more industry best practices into our solutions

Products

        Artemis 7, the software product underlying our Investment Planning and Control solutions, was first introduced in December 2001 under the name Portfolio Director. Version 6.0 was released in November 2004, extending the capabilities of the previous version by adding:

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  Performance-based budgeting capabilities

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  Microsoft Excel reporting using leading edge web-based technology

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  Bi-directional interface with Microsoft Project®

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  Full bottom-up cost and benefits consolidation

        The Company expects to release Artemis 7, version 6.1 in June/July 2005 further extending the capabilities by adding:

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  Work-flow driven idea and request management

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  Advanced Planning and Scheduling as an alternative to Microsoft Project usage

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  Improved time reporting features

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  Support of IBM DB2 Universal Database

        Artemis 7 incorporates a fully integrated set of top-down and bottom-up collaborative processes:

  Investment Portfolio Management

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  Collect demands

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  Define, classify, prioritize investments

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  Model and simulate alternative investment strategies

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  Record investment risks and issues

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  Regularly review investment performance and communicate status to stakeholders

  Performance Based Budgeting

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  Financial management of multi-year investments

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  Dynamic linkage of budgets to strategy

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  Manage fund requests, arbitration and allocation process

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  Maintain visibility of budgeting and resource allocation decisions

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  Manage full cost of investments

  Execution Management

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  Manage projects and work

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  Allocate and optimize resources

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  Manage deliverables

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  Track time

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  Manage risk and issues

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  Assess results

        This integrated set of processes is supported by horizontal capabilities:

  Dashboards & Analytics

        A comprehensive set of standard dashboards and unlimited analytical capabilities on investment portfolio management, budget and cost control, benefit measurements, resource usage and project management.

        In addition to multiple scorecards and other on-line key performance indicators, the product offers sophisticated web-based integration with Microsoft Excel. An unlimited number of Excel based reports can be created through pre-defined templates and fully integrated in each user environment while respecting data security requirements. The software also facilitates use of other third party Business Intelligence tools by providing access to a set of ready to use reporting data tables.

  Work Flow Management

        The product uses investment and project management methodology templates to provide integrated workflow control and stage gate capabilities. These governance templates contain the steps, milestones and stakeholders involved in the lifecycle approval and funding process for each investment or project including review, approval and authorization steps. The application uses workflows to prompt identified stakeholders to formally review and approve different milestones and stages throughout the lifecycle of investments, programs and projects.

        Triggers can send alerts within the Artemis 7 platform or via email to defined investment project stakeholders, providing instant notification of critical issues for review and approval.

  Collaboration

        The product provides a comprehensive collaborative capability, allowing stakeholders and contributors to store and share information. The integrated document management capability allows documents and data to be linked directly to the target investment, project or work items, while the discussion area provides an informal process for threaded comments and notes. Risks are more easily monitored and controlled through the shared Risks and Issues Register. Users may subscribe to specific documents receiving updates through email and home page alerting.

  Integration Management

        Artemis 7 is an extensible solution, allowing integration with existing systems and the capacity to extend standard system functionality through Custom Plug-ins, Application Program Interface ("API") and Extensible Markup Language ("XML") capabilities.

        Artemis 7 allows configurable access levels based on role and rights granted that allow users to access the various processes and features of the solution based on their individual needs. This approach by process favors phased implementations, allowing the organization to start with a 25 user system initially focused on portfolio and budget optimization, then expanding to ten of thousands of users leveraging all the business processes supported by the solution.

        Artemis Views, a web and client server product designed to manage project based work in organizations with well-established project management practices, comprises a series of core modules including: Project Management, Advanced Planning and Resourcing, Earned Value Management, Time Reporting, and Project Analytics.

Technology and Architecture

        The technology underlying our solutions offers a highly scalable and configurable environment on a web-based architecture designed to support distributed environments.

  Multi-Platform

        Built in J2EE (the most established Java programming language), the application supports the majority of popular platforms and environments, allowing organizations to leverage their existing investment in deployed technologies.

  Security

        Role based access security ensures that authorized users are presented with an intuitive, easy to navigate interface that provides only the information appropriate to their role.

  Internationalization

        Designed for global deployment using multiple currencies, the application provides multi-language support including DBCS (Double Byte Character Set) and is available today in English, French, German, Spanish, Italian, Russian, Dutch, Japanese, Chinese and Korean.

  Integration

        Artemis 7 is a fully extensible solution, allowing integration with existing systems and the capacity to extend standard system functionality. Custom Plug-ins enable event driven extensions, while our API provides for more complex integrations and extensions. In addition, the application provides a complete XML schematic to aid custom data transfer.

Expansion and Strategic Alliances

        From a sales perspective, Artemis will seek to continue to consolidate its leadership throughout Europe and Japan, while increasing sales in North America. Artemis has established a program for growth in the Japanese market, and will selectively extend its presence in emerging markets such as China and Australia. To support our growth within specific industry market segments, we have established strategic alliances with a number of specialized consulting companies and system integrators. These include, BearingPoint, IBM Global Services, Unilog, Fujitsu Consulting, DMR Conseil (Quebec). Our technology focused alliances include companies such as IBM Corporation, Oracle Corporation, Microsoft Corporation, Cognos, BEA Systems, Citrix Systems and Sun Microsystems.

Selling and Marketing

        We market our solutions through our own direct sales organizations in the United States, the United Kingdom, France, Finland, Germany, Italy, Japan and Singapore. Additionally, our joint venture and distributor network provides sales and service capabilities in other European countries, Australia, Asia Pacific and Latin America.

        We also support our growth within specific markets through consulting partnerships that enhance our total offering by providing an integrated solution deployment and systems integration capability

        Our overall marketing strategy is to continue to position our Investment Planning and Control offering as the leading solution in the market. An IP&C solution that provides a management framework for the optimization of the complete set of investments of a given organization during their full lifecycle, from value assessment to benefit realization.

Customers

        Artemis provides mission-critical software solutions to hundreds of organizations worldwide. The below list demonstrates the diverse geographical and industry coverage we have recently established with our solutions.

        Financial Services:    AIG Insurance, Allianz-AGF, AXA Life Insurance, BNP Paribas, Casino, Chicago Mercantile Exchange, Crédit Agricole, Crédit Lyonnais, La Poste, Traveler's Express, USAA, Promina Group Insurance.

        Manufacturing:    Actelion Pharmaceutical Ltd, AMI Semiconductor, Cummins, Hitachi, McData Corporation, Olympus Corporation, Philips Medical Systems, Sara lee Branded Apparel, Sony Corporation, Trigem Computers, Unomedical.

        Public Sector:    Bordeaux District Council, Brisbaine City Council, UK Metropolitan Police, French UNEDIC, UK Regional Development Agencies, Singapore Immigration & Checkpoint Authority, Italian Ministry of Economy & Finance.

        Telecommunications:    China Telecom Shanghai, France Telecom, Wind Spa, Indonesia PT Telecom, Nokia Corporation, Telecom Italia, Telenor, T-Systems, Vodafone.

        Energy:    Exelon Nuclear, Exelon Energy Delivery, GE Oil & Gas, Osaka Gas, Total.

        Aerospace & Defense Program:    Alcatel Space, BAE Systems, Bath Iron Works, Eurofighter, Lockheed Martin Space Systems.

To date, more than 400 companies representing over 600,000 users have licensed our software solutions.

Intellectual Property

        Our proprietary products are not protected by patents. However, to protect our intellectual property rights, we license our software products and require our customers to enter into license agreements that impose restrictions on their ability to utilize the software or transfer it to other users. Additionally, we seek to avoid disclosure of our trade secrets through a number of means, including, but not limited to, requiring those persons with access to our proprietary information to execute confidentiality agreements with us and restricting access to our source code. In addition, we protect our software, documentation, templates and other written materials under trademark, trade secret and copyright laws. Even with all of these efforts, there can be no assurance that such precautions will provide meaningful protection from competition or that competitors will not independently be able to develop similar technology. If, in the future, litigation is necessary to enforce our intellectual property rights, to protect our trade secrets, and/or to determine the validity and scope of the proprietary rights of others, such litigation could result in substantial costs and diversion of resources and could have a material adverse effect on our business, operating results and/or financial condition. As a result, we may be unable, for financial or other reasons, to enforce our rights under the various intellectual property laws as described above.

        In addition, the laws of certain foreign countries (particularly in Asia) in which our products are or may be licensed may not protect our products and intellectual property rights to the same extent as laws of the United States. Patent protection within the World Trade Organization appears to permit substantial discretion to member countries. A notable example is China's voidance of Pfizer's Viagra patent, which was awarded by that country in September 2001.

        We believe that our products do not infringe upon any valid existing proprietary rights of third parties.

Competition

        With demonstrated market growth in the Project Portfolio Management software space, we expect positive trends for the application software market in general. We also expect the intensity of existing competition to increase, particularly in the US and the UK.

        We believe other parts of the world, such as Japan and Continental Europe, to be more sheltered from competitive pressure due to our long established presence, understanding of local market needs, and existing partnerships.

        Our products compete with a variety of business application software and with in-house developments based on Microsoft Office developments or other programming languages.

        Competition comes mainly from pure project portfolio software vendors, IT Management suites and some Enterprise Resource Planning ("ERP") modules that can initially appear attractive to customers who have implemented the ERPs for other business processes.

        Competition varies according to the different markets we address with our solutions:

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  IT Management and Governance with vendors such as Niku, Mercury Interactive and Compuware

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  New Product Development with vendors such as IDE, Sopheon, SAP and MatrixOne

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  Aerospace and Defense Program management with vendors such as Primavera, Welcom, Microsoft, SAP and Oracle

        We expect to continue to compete very favorably on a global basis due to our solution capabilities and inbuilt intelligence, together with our ability to leverage our international presence and local market intimacy.

Research and Development

        We incurred research and development expenses of approximately $7.7 million, $8.2 million and $7.9 million, respectively for the years ended December 31, 2004, 2003 and 2002. Research and development expenses consist primarily of salaries and related costs associated with the development of our products.

        In early 2004, we changed the leadership of our product development organization and consolidated our Product Management, Development and Tier II Support functions under a single structure, Product Operations. In late 2004 we reduced the number of resources employed in our Newport Beach development center. This restructuring of our Product Operations cost base was made in the light of Artemis licensing and having the option to acquire the rights to a best-of-breed scheduling tool for Artemis 7 rather than developing it in-house. In addition, this decision has allowed us to accelerate our plan to enlarge our offshore development team; thereby increasing new product feature throughput and achieving a higher level of customer responsiveness. We have therefore increased offshore resources both in the development and quality assurance areas. This will have the immediate benefit of allowing us to deliver a major new functional module wholly developed by this offshore team in June/July 2005.

        As we proceed through the year depending on our financial condition, we will continue to add additional resources to this offshore facility, initially to provide further coverage in the area of the Tier II support function. This will help us underpin the growth forecasted by our Asian, Chinese and

Japanese distribution channels by providing support coverage geographically closer to their own time zones.

        We believe that continued investment in research and development is critical to attaining our strategic objectives and, as a result, we expect that spending on research and development in 2005 will remain flat except for cost savings resulting from the restructuring activities described above. Already this restructuring exercise has allowed Artemis to increase its core development capacity while retaining some of the cost savings from the actions described above.

        Our plan is to increase our R&D output to strengthen our leadership in the geographical markets and/or industries we are targeting. Major new releases will increase our ability to support additional business processes and user types, increasing our footprint in the customer's organizations.

        R&D efforts are performed in our facilities in the US and the UK with significant additional capacity from our partner company based in India.

        In fiscal 2004, our R&D efforts focused primarily on our IP&C Artemis 7 based solutions and to a lesser extent on Artemis Views.

Services and Support

        Drawing on the consolidated experience of a global network of consultants specialized in the definition and deployment of processes and systems to support enterprise investment planning and control, we have developed a structured Solution Management Methodology (sm2). This modular, phased approach enables reduction in deployment time thereby delivering more immediate benefits, accelerating ROI, and minimizing the risks frequently associated with the deployment of enterprise solutions. We regularly partner with consulting organizations and system integrators to increase the value delivered to our clients.

        We offer a worldwide support network and complementary systems that ensure timely and quality responses to client requests. From all our offices worldwide, we provide both telephone and Web-based support as well as guidance on how to best use our solutions, and to resolve issues encountered during installation, deployment, and day-to-day usage of our products.

Employees

        As of December 31, 2004, Artemis directly employed approximately 325 persons on a worldwide basis; 67 in the United States of America, 211 in Europe, 31 in Japan, and 16 in Asia. Our employees are not represented by labor unions or collective bargaining agreements, except as may be required by the laws of certain foreign jurisdictions. We have not experienced any work stoppages anywhere, and consider our relations with our employees worldwide to be good.

Financial Information about Geographic Areas

        Our revenue is segmented by geographic region and is based upon management responsibility for such operations. The following table presents information about the Company's revenue (net of eliminations) by geographic area for each of the three years in the period ended December 31, 2004.

	For the years ended December 31,
	2004	2003	2002
	(in thousands)
Americas	$12,039	$15,642	$28,074
EMEA	33,744	34,423	32,640
Japan	5,196	6,073	6,335
Asia	1,466	1,153	1,615

Total revenue	$52,445	$57,291	$68,664

Available Information

        We file annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and proxy and information statements and amendments to reports filed or furnished pursuant to Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended. The public may read and copy these materials at the SEC's Public Reference Room at 450 Fifth Street, NW, Washington, D.C. 20549. The public may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other corporate information regarding our Company and other companies that file materials with the SEC electronically. Our corporate headquarters are located at 4041 MacArthur Blvd., Suite 401, Newport Beach, California, 92660. Our phone number at that address is (949) 660-6500.

Properties

        Artemis leases all of its United States and international facilities pursuant to leases that expire from a month-to-month basis to January 31, 2010. In addition, the Company maintains facilities in various other locations across the United States, Europe and Asia. The Company's facilities comprise a total of 23,000 square feet in the United States and 56,000 square feet in Europe and Asia. We believe our current facilities are sufficient for our needs.

Legal Proceedings

        The Company is a party to a number of legal claims arising in the ordinary course of its business. The Company believes the ultimate resolution of these claims will not have a material effect on its financial position, results of operations or cash flows.

Executive Officers and Directors

  Directors and Executive Officers of the Registrant

        The following table sets forth the names, ages and positions of all directors and named executive officers. A summary of the background and experience of each of these individuals is set forth after the table.

NAME	AGE	POSITION	COMMITTEE
Patrick Ternier(1)	50	President and Chief Executive Officer
Robert Stefanovich	40	Executive Vice President and Chief Financial Officer
Charles Savoni	47	Senior Vice President, General Counsel and Secretary
Bengt Algevik	55	Director
David Cairns	59	Director	Audit and Nominating
Joseph Liemandt	36	Director	Compensation and Nominating
Michael Murphy	47	Director	Audit and Compensation
Olof Odman	61	Director	Audit, Compensation and Nominating
Pekka Pere	48	Director
Steven Yager	51	Chairman of the Board of Directors

(1)
Effective January 23, 2004, Patrick Ternier replaced Michael J. Rusert as President and Chief Executive Officer of the Company, who had resigned.

        MR. TERNIER was named President and Chief Executive Officer of the Company on January 23, 2004. He has held several senior management positions within the Company since 1985. From 1992 to January 2004, Mr. Ternier was a director for both Artemis International Sarl France and Artemis International GmbH. From 1989 to 1991, he served as the country manager for Artemis International Sarl France. From 1985 to 1988, he served as the Sales and Marketing Manager for Artemis International Sarl France.

        MR. STEFANOVICH was appointed as Executive Vice President and Chief Financial Officer of the Company on September 27, 2002. Prior to joining Artemis, he held several senior positions including Chief Financial Officer for a publicly traded medical device company and Vice President for Administration at Science Applications International Corporation, a Fortune 500 company. Mr. Stefanovich was also a member of the Software Advisory Group and an Audit Manager with Price Waterhouse LLP (now PricewaterhouseCoopers) hi-tech practice in San Jose, CA.

        MR. SAVONI was appointed as Vice President, General Counsel and Secretary of the Company on March 18, 2002. From 1994 to 2002, he served as Corporate Attorney, Senior Corporate Attorney and Assistant General Counsel for Canon Computer Systems, Inc.

        MR. ALGEVIK was elected a director of the Company on June 16, 2004. His current term as a director is scheduled to expire on, or will renew on the date of the Annual Shareholders meeting in 2005. Mr. Algevik is the President of Algevik Management AB, a management-consulting firm, having served in that capacity since September 2000. Prior to founding Algevik Management AB, he was the CEO of SYSteam AB beginning in May 1997, comprised of 900 consultants providing IT-based solutions to mid-sized companies. Since 1995, Mr. Algevik has also been a board member of Swedish public company Jeeves Information System AB.

        MR. CAIRNS was elected a director of the Company on November 30, 2004. His current term as a director is scheduled to expire on, or will renew on the date of the Annual Shareholders meeting in 2007. Mr. Cairns has been the CEO and a board member of Global Logistics Technologies Inc., a US headquartered supply-chain software company, since April, 2003. He has also served as non-executive Chairman of Prism Technologies Ltd., a UK software infrastructure company since 2001. Mr. Cairns was appointed to the board of Shiwana Inc. (a US company operating in the software and telecoms sector) in July 2004 and chairs the Audit Committee.

        MR. LIEMANDT was elected a director of the Company on June 16, 2004. His current term as a director is scheduled to expire on, or will renew on the date of the Annual Shareholders meeting in 2007. Mr. Liemandt is the President, CEO, and Chairman of the Board of Directors of Trilogy, Inc. He founded Trilogy, a leading provider of industry-specific enterprise software, in 1989. Mr. Liemandt also holds other management and board positions in various privately held Trilogy-controlled entities.

        MR. MURPHY was elected a director of the Company on March 17, 2003. His current term as a director is scheduled to expire on, or will renew on the date of the Annual Shareholders meeting in 2006. Mr. Murphy is currently the CEO of InQuira, Inc., having served in that capacity since January 2001. Prior to joining InQuira, Mr. Murphy served as an executive at Cambridge Technology Partners ("CTP"), where he ran the Western Region. Mr. Murphy later oversaw the sales, marketing, alliances and partner programs of CTP.

        MR. ODMAN was elected a director of the Company in July 2001. His current term as a director is scheduled to expire on, or will renew on the date of the Annual Shareholders meeting in 2005. Since December 1999, he has been a member of the Board of Directors of Proha Plc., and is currently Chairman of the Proha Plc Board of Directors. Mr. Odman is also Chairman of the Board of Directors of Swedish public companies Jeeves Information System AB and LightLab AB. In addition, Mr. Odman is Chairman of the Board of Directors of Safran AS, Norway, LightLab Asia Corp, Taiwan, Transaction Network Services AB, Sweden, Cobnet AB, Sweden, Kyssinge Golf AB, Sweden and Golf de Pierpoint, Begium. Mr. Odman is also a board member of Dovre AS, Norway and Bright Europe AB, Sweden.

        MR. PERE was elected a director of the Company in July 2001. His current term as a director is scheduled to expire on, or will renew on the date of the Annual Shareholders meeting in 2005. He has been President and Chief Executive Officer of Proha Plc since 1984 and is also the founder of Proha Plc. Mr. Pere is also the Chairman of the Board of Directors of Federation of the Finnish Information Industries, and is either a board member or the chairman of several other information technology related companies. Mr. Pere was Chairman of the Board of Directors of Proha Plc from 1984 until 1999, where he has since remained a board member.

        MR. YAGER was elected as a director of the Company in July 2001 and was its Chief Executive Officer and President from August 2001 to January 2002. His current term as a director is scheduled to expire on, or will renew on the date of the Annual Shareholders meeting in 2006. On April 14, 2003, Mr. Yager was elected as Chairman of the Board. From March 1, 2002 to the present, Mr. Yager has served as Managing Director, Mergers & Acquisitions, of Gores Technology Group. Prior to joining the Company in August 2001, Mr. Yager served for four years as President and CEO of Artemis International Corporation, which combined with OPUS360 Corporation in July 2001 to form Artemis International Solutions Corporation.

Board of Directors

        Our directors are elected annually to serve until the next annual meeting of shareholders or until their successors are duly elected and qualified.

        The Company's Board of Directors currently has three committees, the Audit Committee, the Compensation Committee, and the Nominating Committee. The Audit Committee, currently consisting of Mr. Odman, Mr. Murphy and Mr. Cairns, recommends the appointment of the independent public accountants of the Company, considers the independence of the Company's independent public accountants, reviews and approves the scope of the annual audit and reviews the results thereof with the Company's independent accountants. The Audit Committee also assists the Board in fulfilling its fiduciary responsibilities relating to accounting and reporting policies, practices and procedures, and reviews the continuing effectiveness of the Company's business ethics and conflicts of interest policies. All of the members of the Audit Committee are "independent" as defined in NASDAQ Marketplace Rule 4200(A)(15). In addition, Mr. Cairns qualifies as being a "financial expert" for purposes of serving on the Audit Committee as defined in NASDAQ Marketplace Rule 4200(d)(2)(A). The Compensation Committee, currently consisting of Mr. Odman, Mr. Murphy and Mr. Liemandt, reviews the salaries, bonuses and stock awards proposed for the officers of the Company. The Compensation Committee is also responsible for administering the Company's Stock Incentive Plan.

        The Nominating Committee currently consists of Mr. Odman, Mr. Liemandt and Mr. Cairns. This Committee was formed effective June 16, 2004, with Mr. Cairns joining it on December 1, 2004. All of the members of the Nominating Committee are "independent" as defined in NASDAQ Marketplace Rule 4200(A)(15). While no formal charter for the Nominating Committee has been adopted, the Nominating Committee is responsible for overseeing the composition of the Board and its various other committees, and for recruiting and recommending candidates who are "independent" pursuant to the NASDAQ standard as referenced above for ratification by the full Board when applicable openings arise at both the Board level and within the other committees. In addition, the Nominating Committee recommends the slate and Class of directors to be voted upon by shareholders at annual shareholder meetings. The Nominating Committee will consider director candidates recommended by security holders. Security holders wishing to submit any such recommendation must comply with the procedures set forth below under the heading, "Stockholder Proposals for the 2006 Annual Meeting." The Nominating Committee identifies and evaluates nominees for director without distinguishing between whether a security holder has recommended the candidate or someone else or some other entity has recommended the candidate. The Nominating Committee will consider factors including, but not limited to: knowledge of the Company; knowledge of and breadth of experience in the software industry; work experience and positions held; education; and whether the candidate is "independent" as defined above.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

        No interlocking relationships exist between the members of the Company's Board of Directors or the Compensation Committee and the board of directors or compensation committee of any other company, nor has any such interlocking relationship existed in the past. None of the members of the Compensation Committee was an officer or employee of the Company at any time during the fiscal year ended December 31, 2004 and quarter ended March 31, 2005.

Audit Committee Financial Expert

        Under the definition of "independence" in Nasdaq Marketplace Rule 4350, the Company currently has a fully independent Audit Committee. Mr. Cairns, chairman of the Audit Committee, also serves on the Audit Committee as a financial expert.

Code of Ethics

        The Company has adopted a Code of Ethics for its "Senior Financial Officers" (the Company's principal executive officer, principal financial officer, principal accounting officer or controller, and others performing similar functions), as well as a Code of Business Conduct and Ethics for all its employees. The Company shall, without charge, provide to any person, upon request, a copy of its

Code of Ethics for Senior Financial Officers. All such requests should be mailed to: Artemis International Solutions Corporation, 4041 MacArthur Blvd., Suite 401, Newport Beach, CA 92660, Attention: Robert Stefanovich, EVP/CFO.

        As required by SEC rules, the Company will report within five business days the nature of any change or waiver of its Code of Ethics for Senior Financial Officers.

Director Compensation

        Prior to 2004, no fees were paid to any members of the Board. Effective January 1, 2004, each non-employee director shall receive a retainer of $15,000 per year, provided they attend at least 60% of the Board meetings held each year. Each non-employee director who is also a member of the Audit, Compensation and/or Nominating Committees shall receive $5,000 per year for their service on each respective committee, provided they each attend at least 60% of their respective committee meetings held each year. The Board of Directors may decide, at its discretion, to defer such cash payments based on the Company's performance and financial condition. In addition, the Company shall reimburse all reasonable travel and other expenses incurred by its directors in fulfilling their duties as directors and/or committee members.

        In March 2000, the Company adopted the Artemis International Solutions Corporation 2000 Non-Employee Directors Stock Option Plan ("Non-Employee Director Plan"). The Non-Employee Director Plan has been amended and restated, as recommended by the Company's Board of Directors and ratified by shareholders at the 2004 Annual Meeting. Under the Non-Employee Director Plan, each non-employee director who is elected or appointed to the Board after February 24, 2004, shall receive an initial grant of options to purchase 15,000 shares of our Common Stock at an exercise price equal to the fair market value of the common stock as of the date of his or her election or appointment. For each non-employee director already serving on the Board as of February 24, 2004, he or she received a grant of options on February 24, 2004, to purchase 7,500 shares of our Common Stock at an exercise price equal to the fair market value of the common stock as of February 24, 2004, unless the non-employee director was provided a special initial grant greater than 7,500 shares. Thereafter, commencing in 2005, each non-employee director shall receive a grant of options on his or her Board anniversary date to purchase up to 7,500 shares of Common Stock (without making any adjustment under the Non-Employee Director Plan or otherwise for any stock split, stock dividend or similar recapitalization event occurring on or after the date of the most current amendment and restatement of the Non-Employee Director Plan becoming effective). (In February 2005, the Board voted to approve an additional grant to Messrs. Pere and Odman for 7,500 options each, in recognition of their long service on the Board on behalf of the Company and for equitable purposes considering the grants issued to newly elected Board members.)

        With respect to directors serving on committees, under the Non-Employee Director Plan, each non-employee director who, on or after February 24, 2004, is elected or appointed as, or was already, a member of the Audit, Compensation and/or the Nominating Committee, shall receive a grant of options to purchase 3,500 shares of our Common Stock at an exercise price equal to the fair market value of the common stock as of February 24, 2004, if already so serving on any such committee, or as of any later date applicable when first becoming a member of any such committee. Thereafter, each non employee director who continues to serve on any such committee upon his or her applicable committee anniversary date shall be automatically granted an Option on such anniversary date to purchase up to 3,500 shares of Common Stock (without making any adjustment under the Non-Employee Director Plan or otherwise for any stock split, stock dividend or similar recapitalization event occurring on or after the date of the most current amendment and restatement of the Non-Employee Director Plan becoming effective).

        Option grants provided under the Non-Employee Director Plan shall vest as the Board shall determine from time-to-time. The current vesting schedules established by the Board are as follows:

(i) for an initial grant of options to purchase 15,000 shares pertaining to directors elected or appointed to the Board after February 24, 2004 - 50% of the options vest immediately upon the grant date, with the remaining 50% vesting one year later, provided that the director has attended at least 60% of the Board meetings held during the interim period; (ii) for the grant of options to purchase 7,500 shares pertaining to directors already serving on the Board as of February 24, 2004,—100% of the options vested as of February 24, 2005, provided that the director had attended at least 60% of the Board meetings held during the preceding year; (iii) commencing in 2005, for any annual grant of options to purchase 7,500 shares pertaining to directors who reach their Board anniversary date—100% of the options vest one year after the anniversary date, provided that the director has attended at least 60% of the Board meetings held during the interim period; and (iv) for the grant of options to purchase 3,500 shares pertaining to directors who, on or after February 24, 2004, are elected or appointed as, or were already, a member of the Audit, Compensation and/or the Nominating Committees—100% of the options vest one year after the applicable committee anniversary date, provided that the director remains on said committee and has attended at least 60% of the applicable committee meetings held during the interim 12-month period.

Executive Compensation

COMPENSATION OF EXECUTIVE OFFICERS AND OTHER INFORMATION

        The following table sets forth for each of the Company's last three completed fiscal years, the compensation of the Company's President and Chief Executive Officer ("CEO") as of December 31, 2004, the compensation of the Company's former President/CEO, and the two most highly compensated executive officers other than the CEO whose salary was at least $100,000 as of the same fiscal year end (collectively, the "Named Executive Officers"). As defined by the SEC's rules, no other person was a "most highly compensated executive officer" of the Company at December 31, 2004 or during the year then ended.

 SUMMARY COMPENSATION TABLE

LONG TERM COMPENSATION
AWARDS
	ANNUAL COMPENSATION							PAYOUTS
Number of Securities Underlying Options
Name and Principal Position	Year	Salary	Bonus	Other Annual Compensation		Restricted Stock Awards		Long-Term Incentive Plan Payouts	All Other Compensation
		($)	($)	($)		($)	(#)	($)	($)
Patrick Ternier, President and Chief Executive Officer(1)(2)	2004 2003 2002	255,000 — —	19,000 — —	— —	*	— — —	250,000 — —	— — —	26,000 — —
Michael J. Rusert, Former President and Chief Executive Officer(3)	2004 2003 2002	26,000 273,000 257,000	6,000 25,000 164,000		* * *	— — —	— — 250,000	— — —	273,000 — —
Robert Stefanovich, Executive Vice President, Chief Financial Officer(4)	2004 2003 2002	193,000 173,000 68,000	7,000 9,000 36,000	— — —		— — —	120,000 — 20,000	— — —	6,000 — —
Charles Savoni, Senior Vice President, General Counsel, Secretary(5)	2004 2003 2002	155,000 148,000 99,000	4000 6,000 32,000	— — —		— — —	35,000 — 7,000	— — —	— — —

*
The value of personal benefits provided was less than the minimum amount required to be reported.

(1)
Mr. Ternier became President and Chief Executive Officer effective January 23, 2004.

(2)
Mr. Ternier was an employee prior to being appointed President and Chief Executive Officer. Mr. Ternier's salaries for 2003 and 2002 were not related to his duties as an executive officer of the Company. In 2002 Mr. Ternier was granted 3,600 options.

(3)
Mr. Rusert was appointed to the position of President and Chief Executive Officer effective January 25, 2002. He resigned from the Company effective January 16, 2004. The payments under "All Other Compensation" were made pursuant to the Separation Agreement and Mutual Release discussed further below.

(4)
Mr. Stefanovich became Chief Financial Officer effective on September 27, 2002.

(5)
Mr. Savoni became an executive officer of the Company effective March 18, 2002.

        Pursuant to the Employment Agreement in effect between the Company and Mr. Ternier, should Mr. Ternier be terminated without cause (or should he otherwise resign for a variety of reasons including but not limited to a change-in-control of the Company), then the Company would provide Mr. Ternier with severance payments over twelve months, which as of July 27, 2005, the date of the Annual Meeting, would total approximately $275,000. Pursuant to the Employment Agreement in effect between the Company and Mr. Stefanovich, should Mr. Stefanovich be terminated without cause (or should he otherwise resign for a variety of reasons including but not limited to a change-in-control of the Company), then the Company would provide Mr. Stefanovich with severance payments over twelve months, which as of July 27, 2005, the date of the Annual Meeting, would total $200,000, as well as a continuation of medical benefits for the same twelve month period. Pursuant to the Employment Agreement currently in effect between the Company and Mr. Savoni, should Mr. Savoni be terminated without cause (or should he otherwise resign for a variety of reasons including but not limited to a change-in-control of the Company), then the Company would provide Mr. Savoni with a lump sum severance payment totaling the equivalent of nine months of his base salary, which as of July 27, 2005, the date of the Annual Meeting, would total $123,000.

        Pursuant to the Separation Agreement and Mutual Release that the Company executed with Mr. Rusert effective January 22, 2004, the Company has: (i) provided Mr. Rusert with severance payments over twelve months, for a total of $275,000 through January 2005; and (ii) paid on Mr. Rusert's behalf the automobile lease payments for fifteen months for a total of $19,000 through April 2005.

SUMMARY OF OPTION GRANTS

        The following table sets forth the individual grants of stock options made by the company during the year ended December 31, 2004, to each of the Named Executive Officers:

	INDIVIDUAL GRANTS
					POTENTIAL REALIZABLE VALUE AT ASSUMED ANNUAL RATES OF STOCK PRICE APPRECIATION FOR OPTION TERM(3)
		% OF TOTAL OPTIONS GRANTED TO EMPLOYEES IN FISCAL YEAR(1)
	NUMBER OF SECURITIES UNDERLYING OPTIONS GRANTED (#)		PER SHARE EXERCISE PRICE ($/SH)
NAME				EXPIRATION DATE(2)
					5% ($)	10% ($)
Patrick Ternier(4)	250,000	24.1%	$1.35	4/15/2014	$212,252	$537,888
Robert Stefanovich(5)	120,000	11.6%	1.35	4/15/2014	101,881	258,186
Charles Savoni(6)	35,000	3.4%	1.35	4/15/2014	29,715	75,304

(1)
Based on an aggregate of 1,038,500 options granted to directors and employees of the Company in fiscal year 2004, including the Named Executive Officers.

(2)
Options expire ten years from grant date.

(3)
The potential realizable value is calculated based on the term of the option at its time of grant assuming that the stock price appreciates at the indicated annual rate compounded annually for the entire term of the option and that the option is exercised on the last day of its term for the appreciated stock price. No gain to the option holder is possible unless the stock price increases over the option term.

(4)
Mr. Ternier's option to purchase 250,000 shares at $1.35, vests one-third on date of grant, one-third on the first anniversary of grant date and the balance on the second anniversary of grant date.

(5)
Mr. Stefanovich's option to purchase 120,000 shares at $1.35, vests one-third on date of grant, one-third on the first anniversary of grant date and the balance on the second anniversary of grant date.

(6)
Mr. Savoni's option to purchase 35,000 shares at $1.35, vests one-fourth on date of grant, one-fourth on the first anniversary of grant date, one-fourth on the second anniversary of grant date and the balance on the third anniversary of grant date. All options which may vest after the grant date are contingent on the Company meeting certain financial performance goals.

        All options grants presented in the above table have provisions accelerating the vesting in the event of a change in control.

SUMMARY OF OPTIONS EXERCISED

        The following table sets forth information concerning exercises of stock options during the year ended December 31, 2004, by each of the Named Executive Officers and the value of in-the-money unexercised options at December 31, 2004.

AGGREGATED OPTION EXERCISES IN LAST FISCAL
YEAR AND FISCAL YEAR-END OPTION VALUES

NAME	SHARES ACQUIRED ON EXERCISE	VALUE REALIZED	NUMBER OF SECURITIES UNDERLYING UNDEXERCISED OPTIONS AT FISCAL YEAR END EXERCISABLE/UNEXERCISABLE	VALUE OF UNEXERCISED IN-THE-MONEY OPTIONS AT FISCAL YEAR END EXERCISABLE/UNEXERCISABLE
	(#)	($)	(#)	($)(1)
Patrick Ternier	0	N/A	85,735/167,865	$153,963/$301,977
Michael Rusert	0	N/A	250,000/0	412,500/0
Robert Stefanovich	0	N/A	53,333/86,667	97,333/156,667
Charles Savoni	0	N/A	13,417/27,583	24,617/51,683

(1)
Value is based on the fair market value of common stock as of December 31, 2004 ($2.95) minus the exercise price.

        None of our Named Executive Officers exercised any of their stock options during 2004.

EMPLOYMENT AGREEMENTS AND TERMINATION, SEVERANCE AND CHANGE OF CONTROL ARRANGEMENTS

        We have an employment agreement with Patrick Ternier, President and Chief Executive Officer. Mr. Ternier is entitled to receive a targeted annual base salary (as of July 27, 2005, the date of the Annual Meeting—$275,000 per year) and is eligible for a targeted bonus of $200,000, subject to the achievement of certain annual performance criteria set by the Compensation Committee (applicable to fiscal year ending December 31, 2005). In addition, Mr. Ternier is entitled to receive an annual car allowance of up to $18,000. If the agreement is terminated for cause, Mr. Ternier is entitled only to receive that portion of his base salary owed through the date of termination. If events that constitute a change in control of the Company occur, or if the agreement is terminated without cause, Mr. Ternier would be entitled, (i) to receive payment continuation of his base salary for a twelve month period, and (ii) to receive any incentive bonus payment earned but not yet paid as of the termination date. In addition, all options granted which have not vested at the date of termination would immediately vest. The agreement also contains certain restrictions on competition. Additionally, the Company has granted Mr. Ternier in his first year of employment as President and Chief Executive Officer an Initial Grant of 250,000 stock options to purchase shares of Common Stock at an exercise price equal to the fair market value of the Common Stock as of the grant date. One third of the Initial Grant of options vest on the grant date and the balance vest in equal increments on the first two successive anniversaries of the grant date. Commencing in Mr. Ternier's second year of employment as President and Chief Executive Officer, he is eligible to receive additional option grants (which may have a different vesting schedule), based on meeting certain annual performance criteria as recommended by the Compensation Committee and approved by the Board.

        We have an employment agreement with Mr. Stefanovich, Executive Vice President and Chief Financial Officer. Mr. Stefanovich is entitled to receive an annual base salary (as of July 27, 2005, the date of the Annual Meeting—$200,000 per year) and is eligible for a bonus of $70,000, subject to the achievement of certain annual performance criteria set by the Compensation Committee (applicable to fiscal year ending December 31, 2005). In addition, Mr. Stefanovich is entitled to receive an annual car allowance of up to $15,000. If the agreement is terminated for cause, Mr. Stefanovich is entitled only to receive that portion of his base salary owed through the date of termination. If events that constitute a change in control of the Company occur, or if the agreement is terminated without cause, Mr. Stefanovich would be entitled, (i) to receive payment continuation of his base salary for a twelve month period, (ii) to receive a continuation of Company provided medical benefits at the same level he was receiving prior to termination for the same twelve month period, and (iii) to receive any incentive bonus payment earned but not paid as of the termination date pro-rated for the quarter in which any such termination would take effect based on the termination date. In addition, all options granted which have not vested at the date of termination would immediately vest. The agreement also contains certain restrictions on competition. Additionally, the Company in its sole discretion may grant to Mr. Stefanovich stock options to purchase shares of Common Stock, consistent with the policy pertaining to executive officers as described in the above Compensation Committee Report.

        We have an employment agreement with Mr. Savoni, Senior Vice President, General Counsel and Secretary. Mr. Savoni is entitled to receive an annual base salary (as of July 27, 2005, the date of the Annual Meeting—$164,300 per year) and is eligible for an annual bonus of $45,000, subject to the achievement of certain annual performance criteria set by the Compensation Committee (applicable to fiscal year ending December 31, 2005). If the agreement is terminated for cause, Mr. Savoni is entitled only to receive that portion of his base salary owed through the date of termination. If events that constitute a change in control of the Company occur, or if the agreement is terminated without cause, Mr. Savoni would be entitled, (i) to a lump sum payment equivalent to his base salary for a nine month period, and (ii) to receive any incentive bonus payment earned but not paid as of the termination date pro-rated for the quarter in which any such termination would take effect based on the termination date. In addition, all options granted which have not vested at the date of termination would immediately vest. The agreement also contains certain restrictions on competition. Additionally, the Company in its sole discretion may grant to Mr. Savoni stock options to purchase shares of Common Stock, consistent with the policy pertaining to executive officers as described in the above Compensation Committee Report.

        Mr. Rusert resigned both as director and as Chief Executive Officer and President of the Company effective upon the close of business on January 16, 2004. Effective January 22, 2004, Mr. Rusert and the Company executed a Separation Agreement and Mutual Release, pursuant to which the Company: (i) provided Mr. Rusert with severance payments extending over twelve months, for a total of $275,000; and (ii) paid on Mr. Rusert's behalf his automobile lease payments for fifteen months, for a total of $19,000.

401(k) Plan

        The Company has a defined contribution plan ("the Plan") which qualifies under Section 401(k) of the Internal Revenue Code of 1986, as amended. The Plan covers all U.S. employees. Employees may contribute up to 15% of their annual compensation with a maximum of $13,000 for the year 2004. Employer contributions vest to the participants incrementally over a period of five years. Company contributions to the Plan were $54,000 during the year ended December 31, 2004 and zero during the year ended December 31, 2003 and 2002.

Stock Option and Other Employee Incentive Plans

        The Company has granted options to purchase the Company's common stock under various plans to employees and directors. All stock option plans are administered by the Compensation Committee of the Board of Directors, which determines the terms of the options granted, including the exercise price, the number of shares subject to option, and the vesting period. Options generally vest over terms of three to five years and have a maximum life of ten years.

        The stock option plans adopted by Opus360 prior to the consummation of the Share Exchange Transactions, and the related stock options continue in full force and effect. Even though Legacy Artemis is the acquiror for accounting purposes in the Share Exchange Transactions, Opus360 as a legal entity survived the consummation of such transaction. Options granted under Opus360 plans are redeemable in the common stock of Artemis. The following description of the Company's stock option plans reflects the stock option plans of Opus360 and Legacy Artemis prior to the merger, and the status of the following plans after July 31, 2001.

  •
  The 1998 Stock Option Plan (the "1998 Plan") provided for the issuance of 240,000 options. Options granted, exercised and cancelled under the plan are 243,090, 35,503 and 174,776, respectively, leaving approximately 170,492 options available under the plan and 32,811 outstanding as of December 31, 2004. As options become available due to cancellation and forfeiture, they are added to the pool of options available for grant under the 2000 Stock Option Plan.

  •
  The 2000 Stock Option Plan (the "2000 Plan") provides for the granting of incentive and non-qualified stock options to employees, board members and advisors. When the 2000 Plan was adopted in March of 2000, it provided for the issuance of 0.3 million options. However, the 2000 Plan includes scheduled increases in options available for grant equal to 5% of the Company's outstanding common stock to a maximum of 1.2 million options. On January 1, 2003 the 2000 Plan reached the maximum of 1.2 million options available for grant. In addition, 0.2 million options granted under the 1998 Plan and subsequently cancelled are available for grant under the 2000 Plan. Options granted, exercised and cancelled under the 2000 Plan are 2,206,080, 1,646 and 576,189 respectively, leaving 1,440,601 options available under the 2000 Plan, including the cancelled 1998 Plan options, and approximately 1,628,245 options outstanding as of December 31, 2004. Effective November 30, 2004, the 2000 Plan was amended and restated. The amended and restated 2000 Plan provides for the issuance of 2,000,000 options, with automatic increases (on January 1 of each year) in options available for grant equal to 5% of the Company's outstanding common stock, as of the preceding December 31 up to a maximum of 5,000,000 options. Options granted under the 2000 Plan in 2004 include approximately 391,000 with vesting contingent upon the Company meeting certain annual financial performance goals.

  •
  The 2000 Non-Employee Directors' Plan (the "Non-Employee Directors Plan") provides for automatic, non-discretionary grants of up to 300,000 non-qualified stock options to non-employee board members. Under the Non-Employee Directors Plan 144,900 and 41,440 options have been granted and cancelled, respectively, and 103,460 options remain outstanding at December 31, 2004. Effective November 30, 2004, the Non-Employee Directors Plan was amended and restated. The amended and restated Non-Employee Directors Plan provides that each Non-Employee Director who is elected or appointed to the Board after February 24, 2004 shall receive an initial grant of options to purchase 15,000 shares of our Common Stock. For each Non-Employee Director serving on the Board as of February 24, 2004, he or she received a grant of options on February 24, 2004 to purchase 7,500 shares of our Common Stock, unless the Non-Employee Director was provided a special initial grant greater than 7,500 shares. Thereafter, commencing in 2005, each continuing Non-Employee Director shall receive a grant of options on his or her Board anniversary date to purchase up to 7,500 shares of Common Stock. With respect to directors serving on committees, each Non-Employee Director who, on or after February 24, 2004, is elected or appointed as, or was already, a member of the Audit, Compensation and/or the Nominating Committee, shall receive an additional grant of options to purchase 3,500 shares of our Common Stock for membership on each respective committee. Thereafter, each Non Employee Director who continues to serve on any such committee upon his or her applicable committee anniversary date shall be automatically granted an Option on such anniversary date to purchase up to 3,500 shares of Common Stock.

  •
  The Company assumed non-qualified stock options granted to certain key former employees of Opus360. As of December 31, 2004, 46,983 of these stock options with an exercise price of $250 are outstanding and exercisable. The options are exercisable until February 2010.

  •
  The Company also assumed non-qualified stock options granted to other employees of Opus360 who became Artemis employees after the Share Exchange Transactions. At December 31, 2004, eighty eight of these options with a weighted average exercise price of $34.25 remained outstanding.

PRINCIPAL SHAREHOLDERS

Security Ownership of Certain Beneficial Owners and Management

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

        The following table sets forth information with respect to beneficial ownership of the Company's common stock as of June 20, 2005, for (i) each person known by the Company to beneficially own more than 5% of each class; (ii) each director and nominee for director; (iii) each Named Executive Officer; and (iv) all of the Company's executive officers and directors as a group. Unless otherwise indicated, the principal address of each of the shareholders below is c/o Artemis International Solutions Corporation, 4041 MacArthur Boulevard, Suite 401, Newport Beach, CA 92660.

	PRIOR TO OFFERING		AFTER THIS OFFERING
NAME OF BENEFICIAL OWNERS	TOTAL AMOUNT OF SHARES BENEFICIALLY OWNED(1)	PERCENTAGE OF COMMON STOCK OWNED	TOTAL AMOUNT OF SHARES BENEFICIALLY OWNED(1)	PERCENTAGE OF COMMON STOCK OWNED
Proha Plc(2) Maapallonkuja 1 A FIN-02210 Espoo	7,977,062	74%	7,977,062	74%
Emancipation Capital LP(7)	1,678,984	14%	1,678,984	14%
Trilogy Capital Holdings Corporation(8)(10)	1,376,904	11%	1,376,904	11%
Directors and Executive Officers
Bengt-Ake Algevik(5)	15,000	*	15,000	*
David Cairns(5)	7,500	*	7,500	*
Joseph Liemandt(5)(8)(9)	1,395,404	*	1,395,404	*
Michael Murphy(5)	18,500	*	18,500	*
Olof Odman(3)(4)(5)	25,980	*	25,980	*
Pekka Pere(3)(4)(5)	7,992,542	*	7,992,542	*
Charles F. Savoni(5)	14,350	*	14,350	*
Robert Stefanovich(5)	93,333	*	93,333	*
Patrick Ternier(4)(5)	170,267	*	170,267	*
Steven Yager(4)(5)	47,500	*	47,500	*
All directors and executive officers as a group (10 persons)(6)	426,410	4%	426,410	4%

*
Less than 1%

(1)
Except as indicated in the footnotes to this table and pursuant to applicable community property laws, the Company believes that the persons named in the above table have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)
Based upon information contained in a Form 13D/A dated November 20, 2001, filed with the SEC by Proha Plc on behalf of itself and related entities, such entities own 7,977,062 shares of common stock.

(3)
This individual also serves on the board of directors of Proha Plc.

(4)
Director or executive officer disclaims beneficial ownership of 7,977,062 shares held by Proha Plc, except to the extent of his stock holding interests in Proha Plc.

(5)
Includes the number of shares of common stock that could be acquired within sixty days of June 20, 2005, pursuant to outstanding stock options, as follows: Mr. Odman, 25,980 shares; Mr. Pere 15,480 shares; Mr. Liemandt 18,500 shares; Mr. Murphy 18,500 shares; Mr. Algevik 15,000 shares; Mr. Cairns 7,500 shares; Mr. Yager 47,500 shares; Mr. Stefanovich 93,333 shares; Mr. Ternier 170,267 shares; Mr. Savoni 14,350 shares, and of the group 426,410 shares.

(6)
The shares beneficially owned by Proha Plc (7,977,062) and Trilog Capital Holdings Corporation (1,376,904) are not included in this total as the respective directors disclaimed beneficial ownership per footnotes (4) and (9).

(7)
The principal address of Emancipation Capital LP, or EC, is 153 East 53rd Street, Suite 26B, New York, NY 10022. Emancipation Capital LLC acts as the general partner of EC and has voting and dispositive power over the securities held by EC. The managing member of Emancipation Capital LLC is Mr. Frumberg. Emancipation Capital LLC and Mr. Frumberg disclaim beneficial ownership of the securities held by EC, except for their pecuniary interest therein. The total shares beneficially owned by EC of 1,678,984 includes 136,365 shares of common stock currently issuable to EC upon exercise of the Initial Warrants that were fully vested and exercisable on the issuance date and 152,284 shares of common stock issued upon exercise of the Additional Warrants.

(8)
Trilogy Capital Holdings Corporation (f/k/a Samuelson Investment Inc.) is wholly owned by Trilogy, Inc. Mr. Liemandt is Chairman of the Board, President and CEO of Trilogy, Inc.

(9)
Director disclaims beneficial ownership of 1,376,904 shares held by Trilogy Capital Holdings Corporation (f/k/a Samuelson Investment Inc.).

(10)
The total shares beneficially owned by Trilogy Capital Holdings Corporation (f/k/a Samuelson Investment Inc.) of 1,376,904, includes 113,636 shares of common stock currently issuable upon exercise of the Initial Warrants that were fully vested and exercisable on the issuance date and 126,904 shares of common stock issued upon exercise of the Additional Warrants.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

        During the fourth quarter of 2003, the Company engaged Bengt-Ake Algevik to perform certain business consultancy functions for which he received consideration, including travel and other expenses, of approximately $200,000. Mr. Algevik completed his assignment in May 2004 and was appointed a director of the Company effective June 16, 2004.

        At December 31, 2004 and 2003, the Company had no receivables due from Proha, which, factoring in the common stock conversion rights of the holders of the Series A Preferred Stock arising from the Preferred Series A Financing transaction as described above, owns approximately 56% of the Company's outstanding common stock, post conversion of the Series A Preferred Stock. At December 31, $2004, 2003 and 2002, the Company had other payables to Proha of $0.3 million, $0.2 million and $0.1 million, respectively.

        On March 1, 2004, the Company's wholly-owned subsidiary in Finland, Artemis Finland Oy ("Artemis Finland"), entered into a loan agreement with a financial institution in the amount of approximately $3.1 million. The loan was orginally due on March 1, 2006 and accrues interest at 0.5 percentage points above the 3-month Euribor rate per annum, which is payable on a quarterly basis. The loan was secured by cash collateral provided by Proha equal to the loan amount and a security interest in all of Artemis Finland's property and assets. Artemis and Proha executed a letter of commitment, whereby Proha agreed to provide the Company sufficient advance notice of its intent to demand the return of its collateral from the financial institution to give the Company a minimum of 90 days to provide additional collateral, if necessary, or repay the loan. On October 11, 2004, the Company received a notification from Proha declaring its intent to demand the return of the $3.1 million provided to the financial institution as collateral. Under this notification, the Company was required to repay the loan by January 10, 2005. On January 11, 2005, Artemis Finland and Proha informed the financial institution to use the cash collateral provided by Proha as the method by which Artemis Finland shall be deemed to have pre-paid the loan in full. Contemporaneously, Artemis Finland entered into a Payment Schedule Agreement ("Payment Agreement") with Proha, whereby Proha effectively replaced the financial institution as the creditor and Artemis Finland agreed to pay Proha 2.5 million Euros in three installments (1.25 million Euros by January 17, 2005, 625,000 Euros by February 28, 2005 and 625,000 Euros by March 31, 2005). The first two installments were paid on the respective due dates and the final installment of approximately $0.8 million was made on April 1, 2005.

        There are several related party agreements in place between Artemis Finland and Proha or its subsidiaries and investees as further described below:

  •
  During 2002, Artemis Finland incurred $309,000 in fees for certain business consulting, legal and accounting services provided by Proha.

  •
  Additionally, Artemis Finland shares office space with Proha, for which Proha charges Artemis Finland a share of its office-related costs ("Office Allocation Charge"), such as rent, utilities, telecommunication costs, office maintenance and certain other business costs based on headcount. The Office Allocation Charge was $431,000, $341,000, and $290,000 for the years ended December 31, 2004, 2003 and 2002, respectively.

  •
  Accountor Oy, a provider of accounting and payroll services, which was owned by Proha (80.1%) and Artemis (19.9%) through November 2002 until its sale to an unrelated party, is providing certain bookkeeping, payroll and reporting services ("Service Charge") to Artemis Finland. The Service Charge was $0, $80,000 and $82,000 for the years ended December 31, 2004, 2003 and 2002, respectively.

  •
  Intellisoft Oy, an application service provider, which is owned by Proha (80.1%) and Artemis (19.9%), is providing certain application hosting and other services to Artemis Finland and its customers ("ASP Services Fee"). The ASP Services Fee was $116,000, $254,000 and $354,000 for the years ended December 31, 2004, 2003 and 2002, respectively.

  •
  Datamar Oy, a subsidiary of Proha (90%), is providing certain project management and programming services to Artemis Finland ("Management Programming Fee"). The Management Programming Fee charged to Artemis Finland was $173,000, $229,000 and $340,000 for the years ended December 31, 2004, 2003 and 2002, respectively.

  •
  Tesnet Group Oy (formerly Intellitest International Oy), a company partially owned by Proha (35%), provides certain software testing services to Artemis Finland ("Testing Services"). These Testing Services were $175,000, $225,000 and $219,000 for the years ended December 31, 2004, 2003 and 2002, respectively.

  •
  Artemis Finland is a distributor of software products provided by Safran Software Solutions AS ("Safran"), a Norwegian company wholly owned by Proha. The royalty paid by Artemis Finland to Safran was $29,000, $47,000, and $129,000 for the years ended December 31, 2004, 2003 and 2002, respectively.

  •
  Artemis Finland has provided certain software development services to ProCountor International Oy ("ProCountor"), a company majority owned by Proha (63%). Artemis Finland has charged $0, $0 and $17,000 to ProCountor for such software development services for the years ended December 31, 2004, 2003 and 2002, respectively. ProCountor has provided certain software development services to Artemis Finland and charged a fee for use of a web-based travel and expense claims program of $20,000, $11,000 and $0 for the years ended December 31, 2004, 2003 and 2002, respectively.

  •
  Artemis Finland cooperated with Futura One Oy, a company majority owned by Proha (51%). Artemis Finland has charged $0, $0 and $17,000 to Futura One for software development services for the years ended December 31, 2004, 2003 and 2002, respectively.

SELLING SECURITY HOLDERS

        The selling security holders may sell, from time to time under this prospectus, up to 4,956,853 shares of our common stock, including up to 409,090 shares of our common stock issuable upon exercise of the Initial Warrants. The total number of shares of common stock included in this prospectus represents 125% of the shares that may become issuable upon conversion of the Series A Preferred Stock and exercise of the aforementioned warrants in accordance with the Registration Rights Agreement the Company entered into in connection with this financing transaction. Such transaction is more fully described above under the heading "Prospectus Summary."

        The following table sets forth, to our knowledge, certain information about the Series A Holders as of June 20, 2005. Beneficial ownership is determined in accordance with the rules of the SEC, and includes voting or investment power with respect to the securities. In computing the number of shares beneficially owned by a holder and the percentage ownership of that holder, shares of common stock subject to options or warrants or underlying convertible securities held by that holder that are currently exercisable or convertible or are exercisable or convertible within 60 days after the date of the table are deemed outstanding. To our knowledge, except as described below, the Series A Holders have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.

	Common Stock & Warrants Beneficially Owned Prior to the Offering(d)		Shares Issuable /Registered Hereunder(a)	Common Stock & Warrants Beneficially Owned After the Offering(c)
Name of Beneficial Owner(e)
	Number	Percent	Number	Number	Percent
Emancipation Capital LP(b)	1,678,984	13.6%	1,652,284	26,700	0.2%
Trilogy Capital Holdings Corporation (f)	1,376,904	11.5%	1,376,904	—	0.0%
Philip Hempelman	550,761	4.9%	550,761	—	0.0%
Porridge, LLC	550,761	4.9%	550,761	—	0.0%
Potomac Capital Partnes, LP	421,332	3.8%	421,332	—	0.0%
Potomac Capital International Ltd	140,444	1.3%	140,444	—	0.0%
Pleaides Investment Partners R, LP	264,366	2.4%	264,366	—	0.0%

Maximum Issuable Shares			4,956,853
			x125%

Registered shares			6,196,066

(a)
Includes the Initial Warrants owned by the Series A Holders;

(b)
The principal address of Emancipation Capital LP, or EC, is 153 East 53rd Street, Suite 26B, New York, NY 10022. Emancipation Capital LLC acts as the general partner of EC and had voting and dispostive power over the securities held by EC. The managing member of Emancipation Capital LLC is Mr. Frumberg. Emancipation Capital LLC and Mr. Frumberg disclaim beneficial ownership of the securities held by EC, except for the pecuniary interest therein;

(c)
This column assumes that the selling stockholders have sold the shares of our common stock (which are being registered by this prospectus) received upon the assumed conversion of the Series A Preferred Stock and the assumed exercise of the Initial Warrants.

(d)
Other than 26,700 freely trading shares of the Company's common stock owned by Emancipation Capital LP, this column only includes the Initial Warrants owned by the Series A Holders.

(e)
The natural persons who exrecise sole or shared voting or dispositive powers with respect to the shares held by each Beneficial Owner is as follows: for Emancipation Capital LLC (see footnote

  (b) above)—Mr. Charles Frumberg; for Trilogy Capital Holdings Corporation—Mr. Joseph Liemandt; for Porridge, LLC—Mr. Arthur J. Samberg; for Potomac Capital Partners, LP, and for Potomac Capital International Ltd, and for Pleaides Investment Partners R, LP—Mr. Paul J. Solit; and for Philip Hempelman—Mr. Philip Hempelman.

(f)
Trilogy Capital Holdings Corporation (f/k/a Samuelson Investments, Inc.) is wholly owned by Trilogy, Inc.

  None of the selling security holders named in the preceding paragraph is a reporting company under Section 13 or 15(d) of the Exchange Act, a registered investment company, a registered broker-dealer, or an affiliate of a registered broker-dealer.

PLAN OF DISTRIBUTION

        The selling security holders and any of their donees, pledgees, assignees and other successors-in-interest, may, from time to time, sell any or all of their shares of common stock being offered under this prospectus on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales, which may include block transactions, may be at fixed or negotiated prices. The selling security holders may use any one or more of the following methods when selling shares:

  •
  ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

  •
  block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

  •
  purchases by a broker-dealer as principal and resales by the broker-dealer for its own account;

  •
  an exchange distribution in accordance with the rules of the applicable exchange;

  •
  privately negotiated transactions;

  •
  short sales, which are contracts for the sale of shares of stock that the seller does not own, or certificates for which are not within his control, so as to be available for delivery at the time when, under applicable rules, delivery must be made;

  •
  transactions to cover short sales;

  •
  broker-dealers may agree with the selling security holder to sell a specified number of shares at a stipulated price per share;

  •
  a combination of any of these methods of sale; or

  •
  any other method permitted by applicable law.

        The sale price to the public may be:

  •
  the market price prevailing at the time of sale;

  •
  a price related to the prevailing market price;

  •
  at negotiated prices; or

  •
  a price the selling security holder determines from time to time.

        Subject to the applicable securities laws, the shares may also be sold under Rule 144 under the Securities Act, if available, rather than under this prospectus. The selling security holder has the sole and absolute discretion not to accept any purchase offer or make any sale of shares if it deems the purchase price to be unsatisfactory at any particular time.

        The selling security holders may also engage in short sales against the box, which are sales where the seller owns enough shares to cover the borrowed shares, if necessary, puts and calls and other transactions in securities or derivative securities of our company and may sell or deliver shares in connection with these trades. The selling security holders may pledge their shares to a broker under the margin provisions of customer agreements. If the selling security holder defaults on a margin loan, the broker may, from time to time, offer and sell the pledged shares.

        Broker-dealers engaged by the selling security holder may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling security holder (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling security holders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

        The selling security holders and any broker-dealers or agents that are involved in selling the shares may be deemed to be "underwriters" within the meaning of the Securities Act in connection with these sales. In that event, any commissions received by these broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

        The selling security holders, alternatively, may sell all or any part of the shares offered under this prospectus through an underwriter. To our knowledge, the selling security holders have not entered into any agreement with a prospective underwriter, and we cannot assure you as to whether any such agreement will be entered into. If a selling security holder informs us that it has entered into such an agreement or agreements, any material details will be set forth in a supplement to this prospectus or, if required, in a replacement prospectus included in a post-effective amendment to the registration statement of which this prospectus is a part.

        The selling security holders and any other persons participating in the sale or distribution of the shares offered under this prospectus will be subject to applicable provisions of the Exchange Act and the rules and regulations under that act, including Regulation M. These provisions may restrict activities of, and limit the timing of purchases and sales of any of the shares by, the selling security holder or any other person. Furthermore, under Regulation M, persons engaged in a distribution of securities are prohibited from simultaneously engaging in market making and other activities with respect to those securities for a specified period of time prior to the commencement of such distributions, subject to specified exceptions or exemptions. All of these limitations may affect the marketability of the shares.

        For the period a holder owns the warrants, the holder has the opportunity to profit from a rise in the market price of our common stock without assuming the risk of ownership of the shares of common stock issuable upon exercise of those derivative securities. The terms on which we could obtain additional capital during the period in which those derivative securities remain outstanding may be adversely affected. The holders of the derivative securities are most likely to voluntarily exercise those derivative securities when the conversion price or exercise price is less than the market price for our common stock. However, we cannot assure you as to whether any of those derivative securities will be exercised.

DESCRIPTION OF OUR CAPITAL STOCK

        The securities being registered are shares of Artemis's common stock. The holders of common stock:

  •
  have equal ratable rights to dividends from funds legally available therefore, when, as and if declared by our board of directors;

  •
  are entitled to share ratably in all of our assets available for distribution to holders of common stock upon liquidation, dissolution or winding up of our affairs;

  •
  do not have preemptive, subscription or conversion rights and there are no redemption or sinking fund provisions applicable thereto; and

  •
  are entitled to one non-cumulative vote per share on all matters which shareholders may vote on at all meeting of shareholders.

        On June 16, 2004 (the "Closing Date"), the Company completed a private placement of $9.0 million of unregistered convertible preferred stock (the "Preferred Series A Financing"). In connection with the private placement, the Company issued an aggregate of 4,090,909 shares of convertible preferred stock (the "Series A Preferred Stock") to certain accredited investors (the "Series A Holders"), priced at $2.20 per share, each of which is convertible into one share of common stock.

        In addition, the Company issued to the Series A Holders (i) 5-year warrants to purchase an aggregate of 409,090 shares of common stock at an exercise price of $2.64 per share (the "Initial Warrants") and (ii) 210-day warrants (a) that are exercisable only in the event that the Six Month Price (as defined below) is less than $2.20 and (b) to purchase a variable number of shares of common stock at $.01 per share based upon the Six Month Price. The number of issuable shares will be determined by the "Six Month Price" which is defined as the greater of $1.75 or the lowest average closing price of the common stock of the Company for any 15 consecutive day period during the six-month period immediately following the Closing Date (the "Additional Warrants"). The Initial Warrants vested and became fully exercisable on the issuance date. As of December 15, 2004, the Six Month Price was $1.98 per share, which resulted in the issuance of 456,853 Additional Warrants to the Series A Holders. Subsequently all such Additional Warrants were exercised resulting in the issuance of 456,853 shares of common stock.

        The Series A Holders (i) are entitled to one vote per share on all matters upon which holders of common stock are entitled to vote, (ii) have certain voting consents and (iii) so long as at least twenty-five percent of the shares of preferred stock are outstanding, have the right to elect one member of the board of directors of the Company.

        Each of the exercise prices and the number of shares underlying the warrants are subject to anti-dilution adjustments in connection with mergers, acquisitions, stock splits, dividends and the like. The Series A Holders may pay the exercise price for the shares to be purchased upon exercise of the warrant by paying cash equal to the number of shares to be purchased times the appropriate exercise price per share, or, if the market price of our common stock exceeds the exercise price to be paid per share, the Series A Holders may, at their option, exchange the right to purchase all or part of the maximum shares underlying the warrant for that number of shares equal in value to the amount by which the closing price of a share of our common stock preceding the exercise date exceeds the exercise price, multiplied by the number of shares to be purchased at that exercise price.

        The following general summary of our capital stock is qualified in its entirety by reference to our Amended and Restated Certificate of Incorporation. See "Where You Can Find More Information" for a description of the documents incorporated by reference.

General

        We are authorized to issue 50,000,000 shares of common stock, par value $0.001 per share and 25,000,000 shares of preferred stock, par value of $0.001 per share without designation. As of June 20, 2005, 10,825,438 shares of common stock and 4,090,909 shares of preferred stock were issued and outstanding.

Common Stock

        Each share of our common stock is entitled to one vote at all meetings of shareholders. All shares of common stock are equal to each other with respect to liquidation rights and dividend rights. There are no preemptive rights associated with our common stock. In the event that we liquidate, dissolve, or wind up, holders of our common stock will be entitled to receive, on a pro rata basis, all of our assets remaining after satisfaction of all our liabilities and all liquidation preferences granted to holders of our preferred stock.

        We have not paid any cash dividends on our common stock since 2000 and do not intend to do so in the foreseeable future.

Preferred Stock

        Subject to certain restrictions arising from the Preferred Series A Financing transaction described above in this prospectus, our board of directors may, from time to time, authorize the issuance of one or more classes or series of preferred stock without stockholder approval. Subject to the provisions of our amended certificate of incorporation and limitations prescribed by law, our board of directors is authorized to adopt resolutions to issue shares, establish the number of shares, change the number of shares constituting any series, and provide or change the voting powers, designations, preferences and relative rights, qualifications, limitations or restrictions on shares of our preferred stock, including dividend rights, terms of redemption, conversion rights and liquidation preferences, in each case without any action or vote by our stockholders. We have no current intention to issue any shares of preferred stock other than the Serias A Preferred Stock issued to the Series A Holders described in this propectus.

        One of the effects of undesignated preferred stock may be to enable our board of directors to discourage an attempt to obtain control of our company by means of a tender offer, proxy contest, merger or otherwise. The issuance of preferred stock may adversely affect the rights of our common stockholders by, among other things:

  •
  restricting dividends on the common stock,

  •
  diluting the voting power of the common stock,

  •
  impairing the liquidation rights of the common stock, and/or

  •
  delaying or preventing a change in control without further action by the stockholders.

        With respect to the Series A Preferred Stock, the Series A Holders maintain certain powers, preferences and rights that are senior to the holders of our common stock. Such rights include, but are not limited to, by way of example, the potential payment of a dividend. So long as at least 30% of the Series A Preferred Stock is outstanding, the Company shall not, directly or indirectly, redeem, or declare or pay any cash dividend or distribution on, the common stock without the prior express written consent of at least a majority of the Series A Holders. One other example of such rights relates to possibly raising additional capital via the issuance of additional equity or convertible debt securities in the future. So long as at least 30% of the Series A Preferred Stock is outstanding, the Company cannot issue any additional preferred shares other than to the Series A Holders and the Company cannot issue any other securities or incur any indebtedness exceeding that which existed on June 16, 2004, except in accordance with the Equity Exclusion and the Debt Exclusion, (as each term is defined in the Certificate of Designations, which can be reviewed in our Form 8-K filed with the SEC on June 18, 2004, relating to the Preferred Series A Financing transaction,) without the prior express written consent of not less than a majority of the Series A Holders. Other preferences and/or rights held by the Series A Holders include, but are not limited to:

  •
  liquidation preferences (including a liquidation value of $2.20 per share) over common stockholders in the event the Company experiences a liquidation, dissolution or winding up;

  •
  the right to one vote for each share of common stock into which such Series A Preferred Stock could then be converted, and with respect to such vote, such holder shall have full voting rights and powers equal to the voting rights and powers of the holders of common stock, and shall be entitled to notice of any stockholders' meeting in accordance with the bylaws of the Company, and shall be entitled to vote, together with holders of common stock, with respect to any question upon which holders of common stock have the right to vote; and

  •
  the right to acquire—upon the same terms that common stock holders may obtain the right to purchase stock, warrants, securities or other property ("Purchase Rights")—the aggregate Purchase Rights which such Series A Holder could have acquired if he or she had held the number of shares of common stock acquirable upon complete conversion of the Series A Preferred stock (without taking into account any limitations or restrictions on the convertibility of the Series A Preferred Stock) immediately before the date on which a record is taken for the grant, issuance or sale of such Purchase Rights, or, if no such record is taken, the date as of which the record holders of common stock are to be determined for the grant, issue or sale of such Purchase Rights.

Convertible Debenture

        Under the terms of the Minimum Borrowing Note issued to Laurus in the amount of $1.5 million of which $865,000 is currently outstanding, Laurus may convert such outstanding amount into a maximum of 336,668 shares of Altemis' common stock. The conversion price is $2.57 per share. Under the terms of the related agreement, absent an event of default as defined, conversion of the Minimum Borrowing Note into the Company's common stock may not result in beneficial ownership by Laurus (including shares issuable under the Laurus Warrant that are exercisable within 60 days of any determination date) of more than 2.5% of the Company's outstanding common stock.

Warrants

        As of June 20, 2005 there were warrants to purchase approximately 537,000 shares of Company common stock outstanding and exercisable. This excludes the Additional Warrants as defined on page 4 of this prospectus under the section "Preferred Series A Financing' which were exercised. Warrant holders do not have the rights or privileges of our shareholders.

Transfer Agent

        The transfer agent for our common stock is American Stock Transfer & Trust Company, 40 Wall Street, New York, New York 10005.

LEGAL MATTERS

        Our counsel, Thelen, Reid & Priest LLP, New York, New York, has passed on the legality of the shares to which this prospectus relates.

EXPERTS

        The Company's consolidated balance sheets as of December 31, 2004, and 2003 and the related consolidated statements of operations, shareholders' equity (deficit) and comprehensive income (loss) and cash flows for each of the three years in the period ended December 31, 2004 included in this Registration Statement have been so included in reliance on the report of Squar, Milner, Reehl and Williamson, LLP, independent registered public accountants given on the authority of said firm as experts in auditing and accounting.

DISCLOSURE OF COMMISSION POSITION ON
INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

        Our Amended and Restated By-laws provide that a director shall not be liable to us or our shareholders for damages for any breach of duty in such capacity except for liability in the event that:

  •
  a judgment or other final adjudication adverse to such director establishes that his acts or omissions were in bad faith or involved intentional misconduct or a knowing violation of law or that such director personally gained a financial profit or other advantage to which he was not legally entitled, or

  •
  such director's acts violated Section 719 of the Business Corporation Law of the State of Delaware.

        Our Amended and Restated By-laws provide that we shall indemnify directors and officers, to the fullest extent permitted by applicable law, for all costs reasonably incurred in connection with any action, suit, or proceeding in which such director or officer is made a party by virtue of his or her being an officer or director of our company, if such director or officer acted in good faith, for a purpose which he reasonably believed to be in the best interests of our company, and in criminal actions or proceedings, in addition, had no reasonable cause to believe that his conduct was unlawful.

        Insofar as indemnification for liabilities arising under the Securities Act may be available to directors, officers, and controlling persons of our company pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

SHARES ELIGIBLE FOR FUTURE SALE

        Sales of substantial amounts of our common stock in the public market, or the perception that such sales may occur, could adversely affect the prevailing market price and impair our ability to raise capital in the future.

        As of June 20, 2005, 10,825,438 shares of our common stock were issued and outstanding. Approximately 2.5 million of our outstanding shares are freely tradable without restriction or further registration under the Securities Act before giving effect to this prospectus. After giving effect to this prospectus, assuming that all Series A Holders convert their Series A Preferred Stock and exercise their Initial Warrants, approximately 1.8 million additional common shares will be freely tradeable subject to certain restrictions under applicable securities laws.

        As of June 20, 2005, options to purchase approximately 2.2 million shares of common stock under our stock option plans were granted and are outstanding. Approximately 0.2 million of the shares underlying these options have been registered with the SEC and, subject to the applicable vesting requirements, upon exercise of these options the underlying shares may be resold into the public market. Approximately 2.0 million shares underlying these options have not been registered with the SEC and are subject to stockholder approval.

        In general, under Rule 144 of the Securities Act as currently in effect, a person who has beneficially owned restricted securities for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of the following:

  •
  one percent of the number of shares of common stock then outstanding, or

  •
  the average weekly trading volume of the common stock during the four calendar weeks preceding the sale. However, pursuant to the rules and regulations promulgated under the Securities Act, the OTC Bulletin Board, where our common stock is quoted, is not an "automated quotation system" referred to in Rule 144(e). As a consequence, this market-based volume limitation allowed for securities listed on an exchange or quoted on Nasdaq is unavailable for our common stock.

        Sales under Rule 144 are also subject to requirements with respect to manner-of-sale requirements, notice requirements and the availability of current public information about us. Under Rule 144(k), a person who is not deemed to have been our affiliate at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell his or her shares without complying with the manner-of-sale, public information, volume limitation or notice provisions of Rule 144.

        Rule 701, as currently in effect, permits our employees, officers, directors, and consultants who purchased shares pursuant to a written compensatory plan or contract to resell these shares in reliance upon Rule 144, but without compliance with the specific restrictions of Rule 144. Rule 701 provides that affiliates may sell their Rule 701 shares under Rule 144 without complying with the holding period requirement and that non-affiliates may sell their shares in reliance on Rule 144 without complying with the holding period, public information, volume limitation or notice provisions of Rule 144.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the SEC a registration statement on Form S-1 under the Securities Act for the common shares sold in this offering. This prospectus constitutes a part of that registration statement. This prospectus does not contain all of the information set forth in the registration statement and the accompanying exhibits because some parts have been omitted in accordance with the rules and regulations of the SEC. Accordingly, you should reference the registration statement and its exhibits for further information with respect to us and our common shares being sold in this offering. Copies of the registration statement and its exhibits are on file at the offices of the SEC and on its web site.

        You may read and copy the registration statement, including the attached exhibits, and any report, statements or other information that we file at the SEC's public reference facilities located in Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington D.C. 20549 and also at the regional offices of the SEC located at 233 Broadway, New York, New York 10279 and the Citicorp Center at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Please call the SEC at 1-800-SEC-0330 for further information on the operation of its public reference facilities. Our SEC filings are also available to the public from commercial document retrieval services and at the SEC's web site at http://www.sec.gov.

        If you are a shareholder, you may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

  Artemis International Solutions Corporation
  4041 MacArthur Blvd, Suite 401
  Newport Beach, CA 92660
  Attention: Mr. Robert Stefanovich
  (949) 660-6500

        For further information about us and our common shares being sold in this offering, we refer you to the registration statement and the accompanying exhibits. Statements contained in this prospectus concerning any document filed as an exhibit are not necessarily complete and we refer you to the copy of such document filed as an exhibit to the registration statement.

ARTEMIS INTERNATIONAL SOLUTIONS CORPORATION
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

 REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Artemis International Solutions Corporation and Subsidiaries

        We have audited the accompanying consolidated balance sheets of Artemis International Solutions Corporation and Subsidiaries (the "Company") as of December 31, 2004 and 2003, and the related consolidated statements of operations, shareholders' equity (deficit) and comprehensive income (loss) and cash flows for each of the three years in the period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

        The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1, the Company had negative working capital of approximately $3.4 million and an accumulated deficit of approximately $92.7 million at December 31, 2004, and experienced negative operating cash flow during the year then ended. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Squar, Milner, Reehl & Williamson, LLP

Newport Beach, California
March 18, 2005, except for the last paragraph of Note 12, as to which the date is March 29, 2005

 ARTEMIS INTERNATIONAL SOLUTIONS CORPORATION

CONSOLIDATED BALANCE SHEETS

	December 31,
	2004	2003
	(in thousands, except share amounts)
ASSETS
Current assets:
Cash and cash equivalents	$3,720	$2,593
Trade accounts receivable, net	12,041	13,628
Other accounts receivable	709	839
Prepaid expenses	1,313	1,123
Other current assets	379	694

Total current assets	18,162	18,877
Property and equipment, net	1,008	1,192
Intangible assets, net	1,489	6,520
Investment in affiliates and other assets	1,661	1,769

Total assets	$22,320	$28,358

LIABILITIES AND STOCKHOLDERS' (DEFICIT)
Current liabilities:
Accounts payable	$3,030	$5,024
Accrued liabilities	4,385	5,222
Accrued payroll and related taxes	5,360	6,682
Deferred revenue	5,047	7,227
Short-term debt and line of credit, net	3,739	3,386
Current portion of long-term debt	21	352

Total current liabilities	21,582	27,893
Accrued pension and other liabilities	4,465	2,834
Deferred taxes	160	480
Long-term debt, less current portion	1,918	324

Total liabilities	28,125	31,531
Commitments and contingencies
Stockholders' (deficit):
Series A convertible preferred stock, liquidation preference of $9,000, $0.001 par value, 25,000,000 shares authorized, 4,090,909 issued and outstanding at December 31, 2004	4	—
Common stock, $0.001 par value, 50,000,000 shares authorized, 10,245,233 shares issued and outstanding as of December 31, 2004; 500,000,000 shares authorized and 9,965,018 shares issued and outstanding at December 31, 2003	10	10
Additional paid-in capital, net of issuance costs	89,616	81,070
Accumulated deficit	(92,676)	(82,991)
Accumulated other comprehensive (loss)	(2,759)	(1,262)

Total stockholders' (deficit)	(5,805)	(3,173)

Total liabilities and stockholders' deficit	$22,320	$28,358

The accompanying notes are an integral part of these consolidated financial statements.

 ARTEMIS INTERNATIONAL SOLUTIONS CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the years ended December 31,
	2004	2003	2002
	(in thousands, except per share amounts)
Revenue:
Software	$13,055	$13,286	$15,070
Support	17,186	16,568	15,690
Services	22,204	27,437	37,904

	52,445	57,291	68,664

Cost of revenue:
Software	232	677	1,734
Support	5,676	5,102	6,389
Services	17,582	20,250	24,587

	23,490	26,029	32,710

Gross margin	28,955	31,262	35,954
Operating expenses:
Selling and marketing	14,327	15,942	12,544
Research and development	7,710	8,152	7,868
General and administrative	8,701	11,142	15,171
Amortization expense	4,117	4,118	4,117
Impairment charge	913	—	—
Restructuring charges	2,740	—	—

	38,508	39,354	39,700

Operating loss	(9,553)	(8,092)	(3,746)
Interest expense, net	502	192	194
Equity in net (income) loss of unconsolidated affiliates	(49)	318	392
Gain on sale of subsidiaries and investee	—	(393)	(977)
Other (income) expense, net	(95)	91	495
Foreign exchange (gain)	(394)	(708)	(382)

	(36)	(500)	(278)

Loss before income taxes	(9,517)	(7,592)	(3,468)
Income tax expense	168	299	480

Net loss	$(9,685)	$(7,891)	$(3,948)

Loss per common share:
Basic	$(0.97)	$(0.79)	$(0.40)

Diluted	$(0.97)	$(0.79)	$(0.40)

Weighted average common shares used in computing loss per common share:
Basic	9,988	9,965	9,965

Diluted	9,988	9,965	9,965

The accompanying notes are an integral part of these consolidated financial statements.

 ARTEMIS INTERNATIONAL SOLUTIONS CORPORATION
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT) AND COMPREHENSIVE INCOME (LOSS)
For the Period January 1, 2002 to December 31, 2004
(in thousands)

							Accumulated Other Comprehensive Income (Loss) (As Restated)
	Common Stock		Preferred Stock
					Additional Paid-in Capital	Accumulated Deficit
	Shares	Amount	Shares	Amount				Total
Balance January 1, 2002	9,965	$10	—	$—	$80,187	$(71,152)	$537	$9,582
Net loss	—	—	—	—	—	(3,948)	—	(3,948)
Foreign currency translation adjustment	—	—	—	—	—	—	(500)	(500)
Adjustment related to UK pension plan*	—	—	—	—	—	—	(1,059)	(1,059)

Comprehensive loss (as restated)	—	—	—	—	—	—	—	(5,507)
Adjustment related to the reverse acquisition of Opus 360	—	—	—	—	646	—	—	646

Balance December 31, 2002	9,965	10	—	—	80,833	(75,100)	(1,022)	4,721
Net loss	—	—	—	—	—	(7,891)	—	(7,891)
Foreign currency translation adjustment	—	—	—	—	—	—	(240)	(240)

Comprehensive loss (as restated)	—	—	—	—	—	—	—	(8,131)
Warrants issued	—	—	—	—	237	—	—	237

Balance December 31, 2003	9,965	10	—	—	81,070	(82,991)	(1,262)	(3,173)
Net loss	—	—	—	—	—	(9,685)	—	(9,685)
Foreign currency translation adjustment	—	—	—	—	—	—	(443)	(443)
Adjustment related to UK pension plan*	—	—	—	—	—	—	(1,054)	(1,054)

Comprehensive loss	—	—	—	—	—	—	—	(11,182)
Issuance of Series A preferred stock	—	—	4,091	4	8,546	—		8,550
Exercise of additional warrants	280	—	—	—	—	—	—	—

Balance December 31, 2004	10,245	$10	4,091	$4	$89,616	$(92,676)	$(2,759)	$(5,805)

The accompanying notes are an integral part of these consolidated financial statements.

*
This adjustment records the additional minimum liability as further explained in Note 9 to these consolidated financial statements.

 ARTEMIS INTERNATIONAL SOLUTIONS CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended December 31,
	2004	2003	2002
	(in thousands)
Cash flow from operating activities:
Net loss	$(9,685)	$(7,891)	(3,948)
Adjustments to reconcile net loss to net cash provided by or used in operating activities:
Depreciation and amortization	4,620	5,077	6,213
Equity in net loss (income) of unconsolidated affiliates	(49)	318	392
Gain on sale of subsidiaries and investee	—	(393)	(977)
Write-off of impaired asset	914	—	—
Disposition of assets	(16)	(91)	—
Changes in operating assets and liabilities:
(Increase) decrease in trade accounts receivable	1,587	965	(3,128)
(Increase) decrease in prepaid expenses and other assets	412	(218)	13
Increase (decrease) in deferred revenues	(2,180)	(747)	2,127
Increase (decrease) in accounts payable, accrued expenses, and other liabilities	(3,896)	(1,397)	1,388

Net cash provided by (used in) operating activities	(8,293)	(4,377)	2,080

Cash flow from investing activities:
Capital expenditures, net	(303)	(473)	(959)
Proceeds from sale of subsidiaries and investee	—	289	1,121

Net cash provided by (used in) investing activities	(303)	(184)	162

Cash flow from financing activities:
Proceeds from the issuance of convertible preferred stock, net of issuance costs	8,550	—	—
Net increase in short term borrowings	22	226	2,424
Increase in long term borrowings	1,594	—	—
Payments of debt and capital leases	—	(598)	(1,481)

Net cash provided by (used in) financing activities	10,166	(372)	943

Effect of foreign currency exchange rate changes on cash and cash equivalents	(443)	(240)	(500)

Net (decrease) increase in cash and cash equivalents	1,127	(5,173)	2,685
Cash and cash equivalents at the beginning of the year	2,593	7,766	5,081

Cash and cash equivalents at the end of the year	$3,720	$2,593	$7,766

The accompanying notes are an integral part of these consolidated financial statements.

See accompanying notes to consolidated financial statements for discussion of non-cash financing and investing transactions and disclosure of cash paid for interest and income taxes.

 ARTEMIS INTERNATIONAL SOLUTIONS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Organization and Summary of Significant Accounting Policies

Organization and Description of Business

        Artemis International Solutions Corporation, including its subsidiaries ("Artemis", the "Company," or "we"), is one of the world's leading providers of investment planning and control software and services. Since 1976 the Company has been helping organizations improve their performance through portfolio, project and resource management.

        Customers use the Company's software and services in such key areas as (i) IT management and governance, (ii) developing new products such as pharmaceuticals, (iii) helping governmental agencies promote business efficiency through better alignment and allocation of resources, (iv) maintaining nuclear power stations and (v) managing the Joint Strike Fighter program for the US government. The Company has an international distribution network in over 44 countries.

        As of December 31, 2004, approximately 78% (or 56%, assuming conversion of all preferred shares) of the Company's outstanding common stock was owned by Proha Plc ("Proha"), a Finnish Company.

        Artemis' common stock is quoted on the Over-the-Counter Bulletin Board administered by Nasdaq under the symbol "AMSI".

Liquidity and Going Concern Considerations

        The Company's independent registered public accounting firm has included a "going concern" explanatory paragraph in their audit report on the December 31, 2004 consolidated financial statements, which have been prepared assuming that the Company will continue as a going concern. The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Accordingly, such financial statements do not include any adjustments related to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result, should the Company be unable to continue as a going concern. At December 31, 2004, the Company's current liabilities exceeded current assets by approximately $3.4 million and the Company reported a cash balance of $3.7 million. Operating cash flow was negative $8.3 million for the year ended December 31, 2004. The Company has taken a number of actions to improve its financial strength and cash availability including but not limited to restructuring actions taken in 2004 (see below and Note 18). On June 16, 2004, the Company completed a private placement of $9.0 million of convertible preferred stock (see Note 14) significantly strengthening the Company's financial position. Proceeds from the financing are being used for (i) working capital, (ii) the repayment of debt and (iii) to strengthen the Company's financial position.

        Prior to the private placement, the Company entered into a $5.0 million asset-based lending facility with Laurus Master Fund, Ltd ("Laurus") in August 2003 which was amended on July 30, 2004 (see Note 6) to increase the Company's financial flexibility. The Company also has other lending facilities available to certain of its subsidiaries, such as in Japan and France.

        In addition to the lending facilities available to the Company, management has taken other steps to reduce and defer discretionary spending to more closely match expenses with actual and projected revenues. In late 2002, the Company decided to start divesting certain non-core investments and operations to focus on its core expertise in enterprise portfolio and project management. This resulted in the sale of its 19.9% interest in Accountor Oy (Finland), ABC Technologies Sarl (France) and its Software Productivity Research operations (US) in November 2002, December 2002 and October 2003, respectively. During 2003, the Company also initiated discretionary restructuring activities that included workforce reductions and other cost reductions to respond to the weakening of certain of the Company's markets, increased operating losses and negative cash flow from operations. Because some of the Company's key operating metrics did not improve in late 2003, the Company adopted a nondiscretionary restructuring plan (see Note 18) that was implemented and communicated to the employees affected by the related workforce reductions during the year ended December 31, 2004.

        A summary of the Company's future contractual obligations and commercial commitments as of December 31, 2004 is as follows:

	Year ending December 31,
	2005	2006	2007	2008	2009- Thereafter	Total
	(in thousands)
Long-term debt	$21	$1,509	$8	$8	$393	$1,939
Obligations under non-cancellable operating leases	3,492	2,467	1,219	896	823	8,897

	$3,513	$3,976	$1,227	$904	$1,216	$10,836

Reverse Stock Split

        On February 7, 2003, the Company effected a one for twenty-five reverse stock split of its outstanding common stock. All information regarding common stock, stock options, warrants and related per share amounts has been restated within this annual report to reflect the reverse stock split.

Reclassifications

        Certain prior year information has been reclassified to conform to the 2004 presentation.

Principles of Consolidation

        The accompanying consolidated financial statements include the accounts of Artemis International Solutions Corporation and its majority owned subsidiaries. All material intercompany transactions and balances have been eliminated in consolidation. Equity investments in which Artemis owns at least 20% of the voting securities, or exercises significant influence (either individually or in concert with its majority shareholder, Proha) are accounted for using the equity method. Investments in which the Company owns less than 20% and is not able to exercise significant influence over the investee are accounted for under the cost method of accounting.

Use of Estimates

        The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions regarding revenue recognition, and the recoverability of intangible assets that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates include valuation of deferred tax assets, allowance for uncollectible accounts receivable, revenue recognition, valuation and useful economic lives of intangible assets, accrued pension liabilities and certain other liabilities.

Revenue Recognition

        The Company has adopted Statement of Position, or SOP, 97-2, Software Revenue Recognition (which supersedes SOP 91-1, Software Revenue Recognition), as well as SOP 98-9, Modification of SOP 97-2, Software Revenue Recognition with Respect to Certain Transactions, which amends SOP 97-2 and supercedes SOP 98-4. SOP 97-2, as amended, generally requires revenue earned on software arrangements involving multiple elements to be allocated to each element based on the relative estimated fair market value of each element. The estimated fair value of an element is based on vendor-specific objective evidence ("VSOE"). Software license revenue allocated to a software product is recognized upon delivery of the product or deferred and recognized in future periods to the extent that an arrangement includes one or more elements that are to be delivered at a future date and for which VSOE has not been established. Maintenance and support revenue is recognized ratably over the maintenance term. First-year maintenance typically is sold with the related software license and renewed on an annual basis thereafter. Estimated fair values of ongoing maintenance and support obligations are based on separate sales of renewals to other customers or upon renewal rates quoted in the contracts. For such arrangements with multiple elements, we allocate revenue to each component of the arrangement based on the estimated fair value of the undelivered elements. Fair value of services, such as consulting or training, is based upon separate sales of these services. The Company at times may enter into multiple-customer contracts in which the Company allocates revenue based on the number of specified users at each customer, and recognizes revenue upon customer acceptance and satisfying the other applicable conditions of the above described accounting policy.

        Services revenue is recognized as the service is performed assuming that sufficient evidence exists to estimate the fair value of the services. Consulting and training services are billed based on contractual hourly rates and revenues are recognized as the services are performed. Consulting services primarily consist of implementation services related to the installation of the Company's products which do not require significant customization to or modification of the underlying software code.

        Significant management judgments and estimates must be made in connection with determination of the revenue to be recognized in any accounting period. If we made different judgments or utilized different estimates for any period, material differences in the amount and/or timing of revenue recognized could result.

Cost of Revenues

        Cost of software revenue primarily reflects the manufacture expense and royalties to third party developers, which are recognized upon delivery of the product or in future periods to the extent that an arrangement includes one or more elements that are to be delivered at a future date and for which VSOE has not been established. Cost of support revenue includes (i) sales commissions and salaries paid to employees who provide first and second level support to clients and (ii) fees paid to consultants, which are recognized as the services are performed. Sales commissions are expensed as incurred. The costs incurred for implementation, customer support and training of the Company's clients using internal or external resources are recorded as cost of services revenue when the services are performed.

Software Development Costs

        The costs incurred to develop computer software products to be sold or otherwise marketed are charged to expense until technological feasibility of the product has been established. Once technological feasibility of related software products has been established, computer software development costs are capitalized and reported at the lower of amortized cost or estimated net realizable value. When a product is ready for general release to the public, its capitalized costs are amortized using the straight-line method of amortization over a period not to exceed three years. Company management believes that technological feasibility is not established until a beta version of the product exists. Historically, costs incurred during the period from when a beta version is available until general release to the public have not been material. Accordingly, during the three years ended December 31, 2004, no software costs have been capitalized.

Allowance for Doubtful Accounts Receivable

        We establish the allowance for doubtful accounts receivable based on our qualitative and quantitative review of credit profiles of our customers, contractual terms and conditions, current economic trends and historical payment, return and discount experience. We reassess the allowance for doubtful accounts each period. If we made different judgments or utilized different estimates for any period, material differences in the amount and/or timing of such allowance could result.

Property and Equipment

        Property and equipment are stated at cost less accumulated depreciation and amortization, which are calculated using the straight-line method over the shorter of the estimated useful lives of the related assets (generally ranging from three to five years), or the remaining lease term when applicable. Gains and losses on disposals are included in results of operations at amounts equal to the difference between the book value of the disposed assets and the proceeds received upon disposal. Expenditures for replacements and leasehold improvements are capitalized, while expenditures for maintenance and repairs are expensed as incurred.

Intangible Assets

        Intangible assets at December 31, 2004 consist of acquired customer base valued at cost, which approximates estimated fair value at the time of purchase. The cost assigned to this intangible asset is being amortized on a straight-line basis over the estimated useful life of the asset, which is forty-two months from January 1, 2002. Management believes that the straight-line method is appropriate for the Company's customer list, given the caliber and nature of its customer relationships. Substantially all intangible assets remaining at December 31, 2004 will be fully amortized by July 2005, assuming no impairment adjustments or future changes in their estimated useful lives.

        Intangible assets are reviewed at least annually for impairment to ensure they are appropriately valued. Conditions that may indicate an impairment issue exists include an economic downturn or a change in the assessment of future operations. Where applicable, an appropriate interest rate is utilized, based on applicable economic factors, risk and cost of capital.

        For additional information, see the discussion in "Impairment of Long-Lived Assets" immediately below.

Impairment of Long-Lived Assets

        The Company periodically evaluates the carrying value of its long-lived assets under the provisions of Statement of Financial Accounting Standards ("SFAS") No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets.

        SFAS No. 144 requires impairment losses to be recorded on long-lived assets used in operations, including amortizable intangible assets when indicators of impairment are present. In the event a condition is identified that may indicate an impairment issue, an assessment is performed using a variety of methodologies, including analysis of undiscounted future cash flows, estimates of sales proceeds and independent appraisals. If such assets are impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds the estimated fair value of the assets. Assets to be disposed of are reported at the lower of the carrying value or estimated fair market value, less cost estimated to sell.

        During the fourth quarter of 2004 the Company reviewed its intangible assets for impairment in accordance with SFAS No. 144. As a result the Company fully impaired such intangible asset related to the Company's prior core technology and recorded an impairment charge of approximately $0.9 million in the quarter ended December 31, 2004. No such impairment charges were recorded during the years ended December 31, 2003 or December 31, 2002. (See Note 5).

Exit and Disposal Activities

        The Company accounts for expenses related to non-discretionary restructuring activities (including workforce reductions) in accordance with SFAS No. 146, "Accounting for Costs Associated with Exit and Disposal Activities." GAAP prohibits the recognition of an exit-activity liability until (a) certain criteria (which demonstrate that it is reasonably probable that a present obligation to others has been incurred) are met, and (b) the fair value of such liability can be reasonably estimated. The Company recorded a restructuring charge of approximately $2.7 million in calendar 2004. See Note 18 for additional information.

Translation of Foreign Currencies

        Artemis uses the U.S. dollar as it functional currency. Assets and liabilities of foreign subsidiaries are translated into U.S. dollars at year-end exchange rates, and revenues and expenses are translated at average rates prevailing during the year or other period presented. In accordance with SFAS 52, Foreign Currency Translation, translation adjustments are included as a component of stockholders' deficit. The Company recorded a foreign exchange gain of $0.4 million, $0.7 million and $0.4 million for the years ended December 31, 2004, 2003 and 2002, respectively.

Income Taxes

        The Company accounts for income taxes under the provisions of SFAS No. 109, Accounting for Income Taxes. SFAS No. 109 requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or income tax returns. Under this method deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates for the year in which the differences are expected to reverse (See Note 10).

Valuation of Deferred Tax Assets

        The Company records an estimated valuation allowance on its significant deferred tax assets when, based on the weight of available evidence (including the scheduled reversal of deferred tax liabilities, projected future taxable income or loss, and tax-planning strategies), it is more likely than not that some or all of the tax benefit will not be realized.

Stock-Based Compensation

        The Financial Accounting Standards Board ("FASB") issued SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure—an amendment of SFAS No. 123." SFAS No. 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair-value-based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosure in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. As provided in SFAS No. 123, the Company has elected to apply APB Opinion No. 25 "Accounting for Stock Issued to Employees" and related interpretations in accounting for its stock-based employee compensation plans. APB No. 25 does not require options to be expensed when granted with an exercise price equal to or greater than the grant-date market value. The Company is complying with the disclosure requirements of SFAS No. 148.

        Had the Company determined compensation cost based on the fair value at the grant date for its options under SFAS No. 123, the Company's net loss would have been increased to the pro forma amount indicated below:

	For the years ended December 31,
	2004	2003	2002
	(in thousands, except per share data)
Net (loss) as reported	$(9,685)	$(7,891)	$(3,948)
Less: Total stock-based employee compensation expense determined under Black-Scholes model	(700)	(2,297)	(7,909)

Pro forma net (loss)	$(10,385)	$(10,188)	$(11,857)

Basic and diluted loss per common share:
As reported	$(0.97)	$(0.79)	$(0.40)

Pro forma	$(1.04)	$(1.02)	$(1.19)

        The above table includes compensation expense related to stock options granted to employees during 2004, 2002 and prior years. The pro forma compensation expense reported in the above table is generally based on the vesting provisions in the related stock option grants, and includes an allowance for estimated forfeitures. The stock-based employee compensation expense and related pro forma per-share data for 2003 and 2002 in the above table differ from the disclosure in the Company's Form 10-K/A filed in July 2004 as a result of correcting errors relating to the option vesting provisions and other matters.

        The following weighted average assumptions were used as applicable in the above table:

	December 31,
	2004	2003(1)	2002
Annual dividends	zero	—	zero
Expected volatility	106%	—	217%
Risk free interest rate	1.4%	—	2.2%
Expected life	5 years	—	5 years

(1)
The Company did not grant any stock options during 2003.

Segment Information

        The Company discloses information regarding segments in accordance with SFAS No. 131 Disclosure about Segments of an Enterprise and Related Information. SFAS No. 131 establishes standards for reporting of financial information about operating segments in annual financial statements and requires reporting selected information about operating segments in interim financial reports. The Company is managed, and financial information is developed on a geographical basis, rather than a product line basis. Thus, the Company has provided segment information on a geographical basis (see Note 11).

Comprehensive Income/Loss

        The Company reports comprehensive income/loss in accordance with SFAS No. 130, Reporting Comprehensive Income. SFAS No. 130 establishes standards for the reporting and display of comprehensive income/loss and its components. SFAS No. 130 requires that unrealized holding gains and losses, net of related tax effects, on available-for-sale securities be reported as comprehensive income/loss until realized. SFAS No. 87 requires that some or all of the additional minimum liability (as defined) related to defined benefit pension plans (see Note 9) be reported as comprehensive loss. Foreign currency translation gains and losses are also included in comprehensive income/loss in the accompanying consolidated statements of stockholders' equity (deficit) and comprehensive income (loss).

        See Notes 19 and 9, respectively, for discussion of the restatement of the December 31, 2003 and 2002 consolidated statements of stockholders' equity (deficit) and comprehensive income (loss).

Postemployment Benefits

        The Company records postemployment benefits in accordance with SFAS No. 87, Employers' Accounting for Pensions, and SFAS No. 88, Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits. The Company discloses postemployment benefits in accordance with SFAS No. 132, Employers' Disclosure about Pensions and Other Postemployment Benefits, as amended (see below). SFAS No. 132 establishes standards for employers who provide benefits to former or inactive employees after employment but before retirement. Postemployment benefits include, but are not limited to, salary continuation, supplemental employment benefits and disability related benefits.

Earnings/ Loss per Common Share

        The Company calculates earnings or loss per common share in accordance with SFAS No. 128, Earnings Per Share. Accordingly, basic loss per common share excludes dilution for potentially dilutive securities and is computed by dividing net loss available to common shareholders by the weighted average number of common shares outstanding for the period (See Note 8). Diluted earnings per common share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. When a company is in a loss position, basic and diluted loss per common share are the same.

Significant Recent Accounting Pronouncements

        In January 2003, the FASB issued FASB Interpretation ("FIN") No. 46, "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51." The primary objectives of FIN No. 46 are to provide guidance on the identification of entities for which control is achieved through means other than voting rights (variable interest entities, or "VIEs"), and how to determine when and which business enterprise should consolidate the VIE. This new model for consolidation applies to an entity for which either: (a) the equity investors do not have a controlling financial interest; or (b) the equity investment at risk is insufficient to finance that entity's activities without receiving additional subordinated financial support from other parties. In addition, FIN No. 46 requires that both the primary beneficiary and all other enterprises with a significant variable interest in a VIE make additional disclosures. As amended in December 2003, the effective dates of FIN No. 46 for public entities that are not small business issuers are as follows: (a) For interests in special-purpose entities: the first period ended after December 15, 2003; and (b) For all other types of VIEs: the first period ended after March 15, 2004. Management has determined that the Company does not have any VIEs, and there is no impact on its consolidated financial statements.

        In April 2003, the FASB issued SFAS No. 149, "Amendments of Statement 133 on Derivative Instruments and Hedging Activities," which amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133. This pronouncement is effective for contracts entered into or modified after June 30, 2003 (with certain exceptions), and for hedging relationships designated after June 30, 2003. The adoption of SFAS No. 149 did not have a material impact on the Company's consolidated financial statements.

        In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS No. 150 establishes standards for how a company classifies and measures certain financial instruments with characteristics of both liabilities and equity, and is effective for public companies as follows: (i) in November 2003, the FASB issued FASB Staff Position ("FSP") FAS 150-03 ("FSP 150-3"), which defers indefinitely (a) the measurement and classification guidance of SFAS No. 150 for all mandatorily redeemable non-controlling interests in (and issued by) limited-life consolidated subsidiaries, and (b) SFAS No. 150's measurement guidance for other types of mandatorily redeemable non-controlling interests, provided they were created before November 5, 2003; (ii) for financial instruments entered into or modified after May 31, 2003 that are outside the scope of FSP 150-3; and (iii) otherwise, at the beginning of the first interim period beginning after June 15, 2003. The Company adopted SFAS No. 150 on the aforementioned effective dates. The adoption of this pronouncement did not have a material impact on the Company's results of operations or financial condition.

        In December 2003, the FASB issued a revision of SFAS No. 132, Employers' Disclosures about Pensions and Other Postretirement Benefits. This pronouncement ("SFAS No. 132-R") expands employers' disclosures about pension plans and other post-retirement benefits, but does not change the measurement or recognition of such plans required by SFAS No. 87, No. 88. or No. 106. SFAS No. 132-R retains the existing disclosure requirements of SFAS No. 132, and requires certain additional disclosures about defined benefit post-retirement plans. The defined benefit pension plan of the Company's United Kingdom subsidiary is the Company's only defined benefit post-retirement plan. Except as described in the following sentence, SFAS No. 132-R is effective for foreign pension plans for fiscal years ending after June 15, 2004; after the effective date, restatement for some of the new disclosures is required for earlier annual periods. Some of the interim-period disclosures mandated by SFAS No. 132-R (such as the components of net periodic benefit cost, and certain key assumptions) are effective for foreign pension plans for quarters beginning after December 15, 2003; other interim-period disclosures will not be required for the Company until the first quarter of 2005. The interim-period disclosure requirements which became effective on January 1, 2004 and December 31, 2004 were adopted by the Company on those dates. The Company is presently evaluating the other effects of SFAS No. 132-R on its interim-period financial statement disclosures.

        In December 2004, the FASB issued SFAS No. 123-R which replaces SFAS No. 123, Accounting for Stock-Based Compensation, and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees. As originally issued, SFAS No. 123 established as preferable a fair-value-based method of accounting for share-based payment transactions with employees. However, that pronouncement permitted entities to continue applying the intrinsic-value-based model of APB Opinion 25, provided that the financial statements disclosed the pro forma net income or loss based on the fair-value method. The Company is required to apply SFAS No. 123-R as of the first interim reporting period that begins after June 15, 2005. Thus, the Company's consolidated financial statements will reflect an expense for (a) all share-based compensation arrangements granted after June 30, 2005 and for any such arrangements that are modified, cancelled, or repurchased after that date, and (b) the portion of previous share-based awards for which the requisite service has not been rendered as of that date, based on the grant-date estimated fair value of those awards.

        Other recent accounting pronouncements issued by the FASB (including its Emerging Issues Task Force), the American Institute of Certified Public Accountants and the Securities and Exchange Commission (the "SEC"), did not or are not believed by management to have a material impact on the Company's present or future consolidated financial statements.

Note 2. Divestitures and Material Licensing Agreements

Sale of Accountor Oy

        In November 2002, the Company sold its 19.9% interest in Accountor Oy to Pretax Ltd, an unrelated party. Under the terms of the sale, the Company's gross proceeds were $0.8 million less transaction costs and purchase commitments (net of reimbursements) of approximately $0.1 million. The Company's investment in Accountor Oy was carried at less than $0.1 million at the time of sale. Accordingly, the Company's other income for the year ended December 31, 2002 includes a pretax gain of $0.7 million on the sale of Accountor Oy. During 2003, subsequent events occurred that caused adjustments to the purchase price, as provided in the original agreements. The result is the Company's other income for the year ended December 31, 2003 includes a reduction of $0.1 million of the 2002 pretax gain on the sale of Accountor Oy. The final pretax gain on the sale of Accountor Oy was $0.6 million.

Sale of ABC Technologies—France

        In December 2002, the Company sold its interest in ABC Technologies—France ("ABC Technologies") to an unrelated party. Under the terms of the sale, the Company collected proceeds of approximately $0.3 million in 2003. Based in Paris, France, ABC Technologies was managed by Artemis' French subsidiary. The Company's investment in ABC Technologies was carried at approximately zero at the time of sale. Accordingly, the Company's other income for the year ended December 31, 2002 includes a pretax gain of $0.3 million on the sale of ABC Technologies. Based on achieving certain milestones, an additional $0.1 million of consideration was recorded during the year ended December 31, 2003.

Sale of Assets of Software Productivity Research

        In October 2003, the Company entered into an asset purchase agreement for the sale of its Software Productivity Research ("SPR") operations. Total consideration received for the sale of SPR, including liabilities assumed by the buyer, was $0.4 million.

Licensing Agreement with Advanced Management Solutions

        In December 2004, the Company entered into a definitive agreement (the "AMS Agreement") with Advanced Management Solutions Inc. ("AMS"), a company providing Enterprise Project and Resource Management solutions, whereby (i) the Company obtained the worldwide exclusive right to use, market and grant sub-licenses with respect to certain software developed by AMS (the "AMS Software), (ii) AMS will provide additional development services under direction of the Company, and (iii) the Company has obtained the right to purchase the AMS Software through November 30, 2006.

        The initial term of the software license ends November 30, 2007, and is renewable for one additional three-year term. The Company has agreed on certain minimum royalty payments to secure worldwide exclusivity. Also as part of the transaction, the Company agreed to pay AMS $0.5 million to secure the option to purchase the AMS Software. This option fee is non-recoverable on the condition that the initially delivered AMS Software meets generally accepted industry standards. Further, the Company has agreed to fund the additional development work with $0.5 million to be paid in five installments. The first such installment of $0.1 million was paid in December 2004. The purchase price for the AMS Software is $2.5 million and is payable in two annual installments, should the Company elect to exercise such option.

Note 3. Trade Accounts Receivable

        At December 31, 2004 and 2003 the breakdown of trade accounts receivable was as follows:

	December 31,
	2004	2003
	(in thousands)
Americas	$1,927	$1,938
EMEA	8,832	10,101
Japan	958	1,383
Asia	324	206

Total trade account receivables, net	$12,041	$13,628

        Changes in the allowance for doubtful accounts receivable were as follows:

	For the years ended December 31,
	2004	2003
	(in thousands)
Beginning balance	$(299)	$(296)
Provision for doubtful accounts	(58)	(79)
Write-offs	92	76

Ending balance	$(265)	$(299)

Note 4. Property and Equipment

        Property and equipment consist of the following:

	December 31,
	2004	2003
	(in thousands)
Computer hardware	$5,550	$5,402
Computer software	1,671	1,615
Leasehold improvements	345	336
Furniture and fixtures	1,052	1,255
Other	51	359

	8,669	8,967
Less accumulated depreciation and amortization	(7,661)	(7,775)

Total	$1,008	$1,192

Note 5. Intangible Assets

        Intangible assets consist of the following:

	December 31,
	2004	2003
	(in thousands)
Customer base	$9,163	$9,163
Current technologies	—	5,592

	9,163	14,755
Less accumulated amortization	(7,674)	(8,235)

Total	$1,489	$6,520

        Intangible assets are amortized on a straight-line basis over their expected useful lives of forty-two months. During the fourth quarter of 2004, the Company evaluated the carrying values of its intangible assets and recorded an impairment charge of approximately $0.9 million on current technologies, representing the remaining unamortized balance. Accordingly, intangible assets and related accumulated amortization consist entirely of the customer base at December 31, 2004. During the years ended December 31, 2004, 2003 and 2002 approximately $4.1 million of intangible assets was amortized each year.

        The Company's proprietary products are not protected by patents. However, to protect the Company's intellectual property rights, the Company licenses its software products and requires its customers to enter into license agreements that impose restrictions on their ability to utilize the software or transfer it to other users. Additionally, the Company seeks to avoid disclosure of its trade secrets through a number of means, including, but not limited to, requiring those persons with access to the Company's proprietary information to execute confidentiality agreements with the Company and restricting access to the Company's source code. In addition, the Company protects its software, documentation, templates and other written materials under trademark, trade secret and copyright laws. Even with all of these efforts, there can be no assurance that such precautions will provide meaningful protection from competition or that competitors will not independently be able to develop similar technology. If, in the future, litigation is necessary to enforce the Company's intellectual property rights, to protect the Company's trade secrets, or to determine the validity and scope of the proprietary rights of others, such litigation could result in substantial costs and diversion of resources and could have a material adverse effect on the Company's business, operating results and/or financial condition. Ultimately, the Company may be unable, for financial or other reasons, to enforce its rights under the various intellectual property laws as described above. In addition, the laws of certain countries in which the Company's products are or may be licensed may not protect the Company's intellectual property rights to the same extent as laws of the United States.

        The Company believes that its products do not infringe upon any valid existing proprietary rights of third parties.

Note 6. Debt

        In June 2003, the Company paid off its note payable and line of credit with Wells Fargo Foothill ("Foothill") and declined the option to extend the underlying loan and security agreement with Foothill.

        Also in June 2003, the Company obtained a bridge loan of $3.5 million from Proha, accruing interest at 4.75% per annum, which was fully repaid by the Company during the quarter ended September 30, 2003.

        On August 14, 2003, the Company entered into an agreement with Laurus Master Fund, Ltd. ("Laurus") and received a $5.0 million revolving credit facility (the "Laurus Facility") in the form of a three-year convertible note (the "Secured Convertible Note") secured by an interest in all of the Company's property and assets located in the United States (US) and the United Kingdom (UK), except for intellectual property rights. Borrowings under the Laurus Facility are based on the balance of eligible trade accounts receivable reported by the Company's operating entities in the US and the UK. The Laurus Facility automatically renews every three years unless cancelled by the Company or Laurus. In conjunction with the original transaction, Laurus was paid a fee of $175,000 and received a ten-year transferable warrant (the "Laurus Warrant") to purchase 125,000 shares of the Company's common stock. The estimated fair value of the Laurus Warrant of approximately $237,000 has been treated as additional interest expense and is being amortized over the three-year life of the Laurus Facility, unless sooner terminated. The fair value of the Laurus Warrant was estimated based on the following assumptions: expected volatility: 272%; dividends: zero; risk free interest rate: 2.6%; and expected life of the warrant: five years. The warrant permits Laurus to purchase up to 50,000, 50,000, and 25,000 shares of the Company's common stock at exercise prices of $3.41, $4.10, and $4.78 per share, respectively. The Laurus Warrant exercise price and the number of shares underlying the warrant are subject to anti-dilution adjustments for stock splits, combinations and dividends.

        In June 2004, the Company used $2.2 million of the net proceeds of the private placement of $9.0 million of convertible preferred stock (the "Preferred Series A Financing") completed on June 16, 2004 to reduce the amount outstanding under the Laurus Facility from $3.5 million to $1.3 million. On July 30, 2004, the Company and Laurus agreed to amend the Laurus Facility by replacing the Secured Convertible Note of up to $5.0 million with a Secured Convertible Minimum Borrowing Note (the "Minimum Borrowing Note") in the amount of $1.5 million and a Secured Revolving Note of up to $3.5 million (collectively the "Laurus Restructuring"). Effective upon the execution of the Laurus Restructuring documents on July 30, 2004, the $1.3 million outstanding under the Laurus Facility was incorporated as monies provided by Laurus under the Minimum Borrowing Note. In August 2004, Laurus provided Artemis an additional $0.2 million under the Minimum Borrowing Note, thereby exhausting the funds available to Artemis under the Minimum Borrowing Note.

        The Minimum Borrowing Note is due on August 26, 2006 and is convertible into common stock of the Company at the option of the holder at the following prices: 190,000 shares at $1.45 per share, 190,000 shares at $1.81 per share, and 342,646 shares at $2.57 per share, totaling $1.5 million or 722,646 shares of common stock of the Company. Loans exceeding $1.5 million may be available to the Company under the Secured Revolving Note, based on the balance of the Company's eligible trade accounts receivable. If the balance on the Minimum Borrowing Note is zero, such portion of the balance of the Secured Revolving Note that exceeds $1.0 million shall be deemed to be extinguished on the Secured Revolving Note and transferred to a new serialized Minimum Borrowing Note. Once a new serialized Minimum Borrowing Note reaches the sum of $1.5 million, the Company is required to file a registration statement with the SEC to register the shares underlying the new serialized Minimum Borrowing Note. Thereafter, the conversion price adjusts to 105% of the average closing market price of the Company's common stock for the five trading days immediately preceding each additional serialized $1.5 million Minimum Borrowing Note. All of the aforementioned conversion prices are subject to an anti-dilution provision in the form of a price protection clause. Under the terms of the related agreement, absent an event of default as defined, conversion of the Minimum Borrowing Note into the Company's common stock may not result in beneficial ownership by Laurus (including shares issuable under the Laurus Warrant that are exercisable within sixty days of any determination date) of more than 2.5% of the Company's outstanding common stock. The Minimum Borrowing Note has a 30% prepayment penalty. Any loans under the Secured Revolving Note are convertible only in an event of default. The Company currently has no loans outstanding under the Secured Revolving Note.

        The Company filed a registration statement on Form S-1 with the SEC on November 3, 2004 (which was amended in December 2004 and January 2005) to register the common stock underlying the Minimum Borrowing Note and the Laurus Warrant. The SEC declared such registration statement effective on February 3, 2005.

        Subsequent to December 31, 2004, Laurus converted $0.2 million of the outstanding $1.5 million Minimum Borrowing Note in exchange for 166,700 shares of the Company's common stock.

        On March 1, 2004, the Company's wholly-owned subsidiary in Finland, Artemis Finland Oy ("Artemis Finland"), entered into a loan agreement with a financial institution in the amount of approximately $3.1 million which has been partially repaid subsequent to year end (See Note 12).

        Interest paid for the years ended December 31, 2004, 2003 and 2002 was approximately $0.3 million, $0.1 million and $0.2 million, respectively.

        A summary of the Company's long term debt at December 31, 2004 and 2003 is as follows:

	December 31,
	2004	2003
	(in thousands)
Laurus Minimum Borrowing Note, average effective interest rate of 5.1% from July 30 2004. The Note is due on August 26, 2006.	$1,500	$—
Note payable to Proha. Interest rate of 4% annually which is payable on demand(A).	—	177
Finland government installment loans, average effective interest rate of 2.6% and 2.3% for 2004 and 2003, respectively, payable through September 2006.	439	365
Bank Societe Generale term loan due December 31, 2003, average effective interest rate of 4% for 2003.	—	56
Other long-term liabilities	—	78

	$1,939	$676
Less current portion of long term debt	(21)	(352)

Long term debt, less current portion	$1,918	$324

(A)
On January 12, 2005, Artemis entered into a Letter of Commitment to pay this note payable no later than June 30, 2005. The amount due at December 31, 2004 was $328,000 which has been reclassified from long term debt to short term debt.

        See Note 12 for other related party debt transactions.

Note 7. Commitments

        The Company leases certain facilities and equipment under non-cancelable operating lease agreements. Rent expense for the years ended December 31, 2004, 2003 and 2002 was approximately $3.0 million, $3.9 million and $4.2 million, respectively.

        As of December 31, 2004, future minimum rental commitments for the above operating leases are as follows:

Year ending December 31,	(in thousands)
2005	$3,492
2006	2,467
2007	1,219
2008	896
2009	824
Thereafter	—

Total	$8,898

        During 2004 the Company announced the replacement of its CEO and president. The Company has engaged in additional restructuring activities to reduce the corporate infrastructure, streamline the business operations and reorganize product operations. All restructuring activities were expensed in 2004.

        The Company has employment agreements and arrangements with its executive officers and certain other key employees. Such agreements generally continue until terminated by the executive or the Company, and provide for severance payments, bonuses or other benefits under certain circumstances.

Note 8. Loss Per Common Share

        The following table sets forth the computation of basic and diluted loss per common share:

	For the years ended December 31,
	2004	2003	2002
	(in thousands, except per share amounts)
Numerator:
Net loss	$(9,685)	$(7,891)	$(3,948)

Denominator:
Weighted average outstanding shares of common stock	9,988	9,965	9,965

Common stock and equivalents	9,988	9,965	9,965

Loss per common share:
Basic	$(0.97)	$(0.79)	$(0.40)

Diluted	$(0.97)	$(0.79)	$(0.40)

        Diluted loss per common share for the years ended December 31, 2004, 2003 and 2002 does not include the effect of stock options and warrants (see Note 15) since their effect would be anti-dilutive. Options and warrants outstanding at December 31, 2004, 2003 and 2002 approximated 2.5 million, 1.2 million and 1.3 million, respectively.

Note 9. Benefit Plans

        The Company has a defined contribution plan ("the Plan") which qualifies under Section 401(k) of the Internal Revenue Code of 1986, as amended. The Plan covers all U.S. employees who may contribute up to 15% of their annual compensation with an annual maximum of $13,000 for calendar 2004. Employer contributions vest to the participants incrementally over a period of five years.

Company contributions to the Plan were $54,000 during the year ended December 31, 2004 and zero during the years ended December 31, 2003 and 2002.

        The Company also has a defined benefit pension plan covering the employees of its United Kingdom subsidiary. Company contributions are determined based upon a percentage, as determined by an actuary, of an eligible employee's annual salary. Company contributions to the defined benefit pension plan during the years ended December 31, 2004, 2003 and 2002 were $0.5 million, $0.2 million and $0.2 million, respectively.

        Net defined benefit pension cost included the following components:

	For the years ended December 31,
	2004	2003	2002
	(in thousands)
Service cost (benefits earned during the year)	$261	$191	$162
Interest cost on projected benefit obligation	517	388	322
Expected return on plan assets	(474)	(311)	(351)
Amortization of unrecognized actuarial net loss	141	117	0

	$445	$385	$133

        Other pension data follows:

	For the years ended December 31,
	2004	2003	2002
	(in thousands)
Change in Benefit Obligation
Benefit obligation at beginning of year	$8,935	$6,281	$5,022
Exchange rate	758	731	599
Service cost	261	191	162
Interest cost	517	388	322
Plan participant's cost	113	107	94
Actuarial gain	854	1,030	197
Amendments	212	0	0
Benefits paid, net*	(43)	207	(115)

Benefit obligation at end of year	$11,607	$8,935	$6,281

Change in Plan Assets
Fair value of plan assets at beginning of year	$6,065	$4,108	$4,405
Exchange rate	514	445	498
Actual return on plan assets	769	949	(975)
Employer contribution	452	249	200
Plan participants' contributions	113	107	94
Benefits paid, net*	(43)	207	(114)

Fair value of plan assets at end of year	$7,870	$6,065	$4,108

*
Benefits paid are net of transfers from other pension arrangements.

	For the years ended December 31,
	2004	2003	2002
	(in thousands)
Reconciliation of Funded Status
Excess of benefit obligation over fair value of plan assets	$(3,775)	$(2,870)	$(2,172)
Unrecognized actuarial net loss
Accrued pension benefit cost	3,110	2,270	1,796

	$(665)	$(600)	$(376)

        The primary actuarial assumptions used in determining the above pension benefit obligation amounts were as follows:

	December 31,
	2004	2003	2002
Discount Rate	5%	5%	6%
Increase in Future Compensation	4%	5%	4%
Annual Rate of Return on Plan Assets	7%	7%	7%

        As permitted by SFAS No. 87, Employers' Accounting for Pensions, actuarial gains and losses are generally not amortized to pension expense in the period in which they arise when the gain/loss is not yet included in the market-related value of plan assets. GAAP allows such deferral accounting in any period in which the beginning-of-the-year unrecognized actuarial net gain or loss does not exceed 10% of the greater of the projected benefit obligation or the market-related value of plan assets. For the year ended December 31, 2002, the Company's defined benefit pension plan was eligible for the deferral accounting described in the preceding sentence. Thus pension expense for 2002 does not include any amortization of the actuarial net change in the market-related value of plan assets.

        The accounting for the Company's defined benefit pension plan described above requires that an additional minimum liability (as defined) be recorded when certain conditions are met at the balance sheet date. Since the Company's unrecognized prior service cost was nil at December 31, 2004, 2003 and 2002, the increase in such liability was charged directly to stockholders' deficit as a component of other comprehensive loss. Management determined that the Company did not reflect the additional minimum liability in the 2002 consolidated financial statements included in its December 31, 2003 Form 10-K filed with the SEC on March 30, 2004. The accompanying consolidated statement of stockholders' equity and comprehensive loss for the year ended December 31, 2002 was restated in July 2004 to reflect an additional minimum pension liability of approximately $1,060,000. This adjustment did not affect the previously reported net loss for the year ended December 31, 2002.

        In July 2004, the Company also revised certain disclosures in the above tables relating to (a) the December 31, 2003 and 2002 funded status of the pension plan and (b) the December 31, 2003 fair value of the pension plan's assets. The differences principally resulted from the combination of a mathematical error and misapplication of certain financial-statement disclosure requirements. Since the related amounts were properly reported in the previously issued financial statements, the amended disclosures described in this paragraph did not effect the accompanying consolidated financial statements.

Note 10. Income Taxes

        The components of the income tax expense are presented below:

	For the years ended December 31,
	2004	2003	2002
	(in thousands)
Current	$488	$648	$226
Deferred taxes	(320)	(349)	254

Total expense	$168	$299	$480

        For the year ended December 31, 2004, current income tax expense consists of approximately $0.4 million of foreign expense and approximately $0.1 million of state expense. The difference between the total expected tax benefit using the federal statutory rate of 34% and the actual tax expense for the years ended December 31, 2004, 2003 and 2002 is accounted for as follows:

	For the years ended December 31,
	2004	2003	2002
	(in thousands)
Expected federal income tax benefit	$(2,880)	$(2,581)	$(1,179)
Effect of permanent differences	17	(95)	1,447
State income tax expense (net of federal benefit)	43	24	133
Other	368	(344)	539
Change in valuation allowance	2,620	3,295	(611)
Foreign tax differential	—	—	151

Income tax expense	$168	$299	$480

        Loss before income taxes is analyzed as follows:

	For the years ended December 31,
	2004	2003	2202
	(in thousands)
Domestic	$(8,538)	$(7,654)	$(2,276)
Foreign	(979)	62	(1,192)

Total loss before income taxes	$(9,517)	$(7,592)	$(3,468)

        The components of the net accumulated deferred income tax assets/(liabilities) as of December 31, 2004, 2003 and 2002 are as follows:

	December 31,
	2004	2003	2002
	(in thousands)
Deferred tax assets:
Net operating loss carryforwards	$10,011	$9,035	$7,099
Stock option expense	2,129	2,129	2,129
Expenses based on issue of stock options	752	752	752
Accumulated depreciation and amortization	1,828	—	2,000
Allowance for doubtful accounts	16	27	118
Accrued expenses	277	315	401

	15,013	12,258	12,499
Deferred tax liabilities:	(595)	(380)	(4,236)

Subtotal	14,418	11,878	8,263
Valuation allowance	(14,578)	(12,358)	(9,063)

Net deferred tax liability	$(160)	$(480)	$(800)

        The components of deferred tax liabilities at December 31, 2004, 2003 and 2002 relate primarily to the recording of non-deductible intangible assets from the acquisition of Legacy Artemis by Proha in August 2000 and the contribution of businesses to Legacy Artemis by Proha in December 2000.

        Income taxes paid for the years ended December 31, 2004, 2003 and 2002 were less than $0.5 million for each year. The Company has a U.S. federal tax net operating loss carryforward ("NOL") of approximately $28 million at December 31, 2004 that begins expiring in 2009 and U.S.

state NOL's with expiration dates ranging from five to 20 years. Foreign NOL's that may be allowed under the tax laws in applicable foreign countries are not significant.

        The utilization of some or all of the domestic NOL's may be severely restricted now or in the future by the change in ownership provisions of Section 382 of the Internal Revenue Code of 1986, as amended.

        In December 2004, the FASB issued FSP 109-2, "Accounting and Disclosure Guidance for the Foreign Repatriation Provision within the American Jobs Creation Act of 2004." FSP 109-2 states that an enterprise is allowed time beyond the financial reporting period of enactment to evaluate the effects of the American Jobs Creation Act of 2004 (the "Act") on its plan for reinvestment or repatriation of foreign earnings for the purposes of applying SFAS No. 109. The Company has not yet completed evaluating the impact of the repatriation provisions of the Act. Given the preliminary stage of the Company's evaluation, it is not possible at this time to determine what impact (if any) the repatriation provisions will have on the consolidated income tax accruals or the Company's effective income tax rate. Accordingly, as provided by FSP 109-2, the Company has not adjusted its income tax expense or deferred tax liability to reflect the repatriation provisions of the Act.

Note 11: Segment and Geographic Information

        Income from operations is assigned by region based upon management responsibility for such items. The Company redesigned its management responsibilities in early 2004 to cover four geographic areas: Americas, EMEA (Europe, Middle East, and Africa), Japan, and Asia. Each geographic area is managed by an executive vice president of the Company. The following table presents information about the Company's operations by geographic area for each of the years ended December 31, 2004, 2003 and 2002:

  Twelve Months Ended December 31, 2004

	Americas	EMEA	Japan	Asia	Total
Revenue:
Software	$3,506	$7,760	$1,220	$569	$13,055
Support	4,964	10,010	1,895	317	17,186
Services	3,569	15,974	2,081	580	22,204

Total revenue	12,039	33,744	5,196	1,466	52,445

Cost of revenue:
Software	58	74	88	12	232
Support	1,512	3,478	574	112	5,676
Services	2,836	13,124	1,321	301	17,582

Total cost of revenue	4,406	16,676	1,983	425	23,490

Gross margin	7,633	17,068	3,213	1,041	28,955

Operating expenses:
Selling & marketing	4,335	8,202	1,071	719	14,327
R&D	3,341	3,918	451	—	7,710
G&A	3,120	4,885	508	188	8,701
Amortization expense	4,117	—	—	—	4,117
Impairment charge	913	—	—	—	913
Restructuring charges	1,021	1,719	—	—	2,740

Total operating expenses	16,847	18,724	2,030	907	38,508

Operating income (loss)	$(9,214)	$(1,656)	$1,183	$134	$(9,553)

  Twelve Months Ended December 31, 2003

	Americas	EMEA	Japan	Asia	Total
Revenue:
Software	$2,652	$9,009	$1,157	$468	$13,286
Support	5,275	9,241	1,751	301	16,568
Services	7,715	16,173	3,165	384	27,437

Total revenue	15,642	34,423	6,073	1,153	57,291

Cost of revenue:
Software	134	369	149	25	677
Support	1,577	2,892	522	111	5,102
Services	5,246	12,968	1,718	318	20,250

Total cost of revenue	6,957	16,229	2,389	454	26,029

Gross margin	8,685	18,194	3,684	699	31,262

Operating expenses:
Selling & marketing	5,147	8,799	1,266	730	15,942
R&D	3,650	4,058	444	—	8,152
G&A	6,035	4,290	600	217	11,142
Amortization expense	4,118	—	—	—	4,118

Total operating expenses	18,950	17,147	2,310	947	39,354

Operating income (loss)	$(10,265)	$1,047	$1,374	$(248)	$(8,092)

  Twelve Months Ended December 31, 2002

	Americas	EMEA	Japan	Asia	Total
Revenue:
Software	$3,746	$9,332	$1,612	$380	$15,070
Support	5,726	8,027	1,733	204	15,690
Services	18,602	15,281	2,990	1,031	37,904

Total revenue	28,074	32,640	6,335	1,615	68,664

Cost of revenue:
Software	228	1,183	305	18	1,734
Support	1,901	3,122	1,360	6	6,389
Services	11,454	10,795	2,294	44	24,587

Total cost of revenue	13,583	15,100	3,959	68	32,710

Gross margin	14,491	17,540	2,376	1,547	35,954

Operating expenses:
Selling & marketing	5,268	6,040	1,236	—	12,544
R&D	4,563	3,305	—	—	7,868
G&A	6,698	6,421	812	1,240	15,171
Amortization expense	4,117	—	—	—	4,117

Total operating expenses	20,646	15,766	2,048	1,240	39,700

Operating income (loss)	$(6,155)	$1,774	$328	$307	$(3,746)

        Identifiable assets are assigned by region based upon management responsibility for such items. The following table presents information about the Company's identifiable assets by geographic region:

	December 31,
	2004	2003	2002
	(in thousands)
Americas	$5,260	$10,477	$19,366
EMEA	14,262	15,929	16,342
Japan	2,113	2,160	2,313
Asia	685	494	984

Consolidated	$22,320	$29,060	$39,005

See Note 13 for disclosures regarding major customers.

Note 12. Other Related Party Transactions

        During the fourth quarter of 2003, the Company engaged Bengt Algevik to perform certain business consultancy functions for which he received consideration, including reimbursement of travel and other expenses, of approximately $200,000. Mr. Algevik completed his assignment in May 2004 and was appointed as a director of the Company effective June 16, 2004.

        At December 31, 2004, 2003 and 2002, the Company had no receivables due from Proha, which, factoring in the common stock conversion rights of the holders of the Series A preferred stock (see Note 14) owns approximately 56% of the Company's outstanding common stock on a post-conversion basis. At December 31, 2004, 2003 and 2002, the Company had other payables to Proha of $0.3 million, $0.2 million and $0.1 million, respectively.

        On March 1, 2004, Artemis Finland entered into a loan agreement with a financial institution in the amount of approximately $3.1 million. The loan was originally due on March 1, 2006 and accrues interest at 0.5 percentage points above the 3-month Euribor rate per annum, which is payable on a quarterly basis. The loan was secured by cash collateral provided by Proha equal to the loan amount and a security interest in substantially all of Artemis Finland's assets. Artemis and Proha executed a letter of commitment, whereby Proha agreed to provide the Company sufficient advance notice of its intent to demand the return of its collateral from the financial institution. On October 11, 2004, the Company received a notification from Proha declaring its intent to demand the return of its $3.1 million collateral. Under this notification, the Company was required to repay the loan by January 10, 2005. On January 11, 2005, Artemis Finland and Proha informed the financial institution to use the cash collateral provided by Proha as the method by which Artemis Finland shall be deemed to have pre-paid the loan in full. Contemporaneously, Artemis Finland entered into a Payment Schedule Agreement ("Payment Agreement") with Proha, whereby Proha effectively replaced the financial institution as the creditor and Artemis Finland agreed to pay Proha 2.5 million Euros in three installments (1.25 million Euros by January 17, 2005, 625,000 Euros by February 28, 2005 and 625,000 Euros by March 31, 2005). The first two installments totaling approximately $2.5 million were paid on the due date and the Company expects to make the remaining payment according to the Payment Agreement. The payment due on March 31, 2005 approximates $838,000 (based on the March 15, 2005 exchange rate).

        There are several related party agreements in place between Artemis Finland and Proha or its subsidiaries and investees as further described below:

  •
  During 2002, Artemis Finland incurred $309,000 in fees for certain business consulting, legal and accounting services provided by Proha.

  •
  Additionally, Artemis Finland shares office space with Proha, for which Proha charges Artemis Finland a share of its office-related costs ("Office Allocation Charge"), such as rent, utilities, telecommunication costs, office maintenance and certain other business costs based on headcount. The Office Allocation Charge was $431,000, $341,000, and $290,000 for the years ended December 31, 2004, 2003 and 2002, respectively.

  •
  Accountor Oy, a provider of accounting and payroll services, which was owned by Proha (80.1%) and Artemis (19.9%) through November 2002 until its sale to an unrelated party, is providing certain bookkeeping, payroll and reporting services ("Service Charge") to Artemis Finland. The Service Charge was $0, $80,000 and $82,000 for the years ended December 31, 2004, 2003 and 2002, respectively.

  •
  Intellisoft Oy, an application service provider, which is owned by Proha (80.1%) and Artemis (19.9%), is providing certain application hosting and other services to Artemis Finland and its customers ("ASP Services Fee"). The ASP Services Fee was $116,000, $254,000 and $354,000 for the years ended December 31, 2004, 2003 and 2002, respectively.

  •
  Datamar Oy, a subsidiary of Proha (90%), is providing certain project management and programming services to Artemis Finland ("Management Programming Fee"). The Management Programming Fee charged to Artemis Finland was $173,000, $229,000 and $340,000 for the years ended December 31, 2004, 2003 and 2002, respectively.

  •
  Tesnet Group Oy (formerly Intellitest International Oy), a company partially owned by Proha (35%), provides certain software testing services to Artemis Finland ("Testing Services"). These Testing Services were $175,000, $225,000 and $219,000 for the years ended December 31, 2004, 2003 and 2002, respectively.

  •
  Artemis Finland is a distributor of software products provided by Safran Software Solutions AS ("Safran"), a Norwegian company wholly owned by Proha. The royalty paid by Artemis Finland to Safran was $29,000, $47,000, and $129,000 for the years ended December 31, 2004, 2003 and 2002, respectively.

  •
  Artemis Finland has provided certain software development services to ProCountor International Oy ("ProCountor"), a company majority owned by Proha (63%). Artemis Finland has charged $0, $0 and $17,000 to ProCountor for such software development services for the years ended December 31, 2004, 2003 and 2002, respectively. ProCountor has provided certain software development services to Artemis Finland and charged a fee for use of a web-based travel and expense claims program of $20,000, $11,000 and $0 for the years ended December 31, 2004, 2003 and 2002, respectively.

  •
  Artemis Finland cooperated with Futura One Oy, a company majority owned by Proha (51%). Artemis Finland has charged $0, $0 and $17,000 to Futura One for software development services for the years ended December 31, 2004, 2003 and 2002, respectively.

        At December 31, 2004, 2003 and 2002, the Company maintained the following equity holdings in joint ventures, which are accounted for under the equity method, with the exception of Metier Scandinavia AS (Norway) and the Metier Plancon BV, which are accounted for under the cost method.

The Company records its equity interest in losses first to the investment balance, then against loans or advances receivable.

		At December 31, 2004			For the year ended December 31,2004
	Percent Held	Investment	Total Investee Assets	Artemis Receivable	Total Investee Revenue	Equity in Net Income (Loss)
		(in thousands)
Metier Scandinavia AS (Norway)	7.5%	$57	$4,971	$155	$10,482	$86
Metier Plancon BV	11.8%	87	217	52	3,015	(36)
DA Management Solutions	29.0%	7	60	—	—	(1)
Changepoint France	40.0%	784	887	—	—
Other Distributors	0%	—	—	92	—	—

		$935	$6,135	$299	$13,497	$49

		At December 31, 2003			For the year ended December 31,2003
	Percent Held	Investment	Total Investee Assets	Artemis Receivable	Total Investee Revenue	Equity in Net Income (Loss)
		(in thousands)
Metier Scandinavia AS (Norway)	9.9%	$44	$3,871	$189	$5,170	$59
Metier Plancon BV	11.8%	121	620	81	2,900	(65)
DA Management Solutions	29.0%	4	—	—	—	—
Intellisoft OY	19.9%	—	230		1,169	(44)
Changepoint France	40.0%	711	816	—	572	(268)
Other Distributors	0%		—	74	—	—

		$880	$5,537	$344	$9,811	$(318)

		At December 31, 2002			For the year ended December 31,2002
	Percent Held	Investment	Total Investee Assets	Artemis Receivable	Total Investee Revenue	Equity in Net Income (Loss)
		(in thousands)
Metier Scandinavia AS (Norway)	9.9%	$44	$4,081	$221	$3,783	79
Metier International Holdings BV (Holland)	19.0%	121	960	58	3,356	(1)
Accountor Oy (See note 2) and Intellisoft Oy	19.9%	—	714	—	1,011	(106)
DA Management Solutions	29.0%	4	—	—	—	—
Changepoint France	40.0%	204	909	—	660	(364)
Other Distributors	0%	—	—	143	—	—

		$373	$6,664	$422	$8,810	$(392)

        In September 2000, Artemis International France Sarl ("Artemis France") entered into a joint venture agreement (the "Agreement") with the Canadian company Changepoint Corporation ("Changepoint") and established the joint venture, Changepoint France Sarl ("Changepoint France"). Artemis France and Changepoint own 40% and 60% of Changepoint France, respectively. The Agreement provides for a put and call option for Artemis France to sell and Changepoint to purchase the 40% interest held by Artemis France under certain conditions. The Company has exercised its put option to sell its 40% interest in Changepoint France. In May 2004, Compuware Corporation acquired privately held Changepoint.

        The Company initiated arbitration proceedings with respect to its claims and has settled this dispute subsequent to December 31, 2004. As a result, the Company will receive approximately $1.2 million in cash by March 31, 2005, representing the nominal value of the shares held by Artemis France in the joint venture, shareholder loans and other receivables owed to the Company.

Note 13. Concentration of Credit Risk

        During the years ended December 31, 2004, 2003 and 2002, one customer, Lockheed Martin Corporation, accounted for approximately $3.8 million (about 7%), $5.7 million (about 10%) and $12.3 million (about 18%), respectively, of consolidated revenue. Substantially all of this revenue was generated in the Americas segment of the Company's operations.

        See Note 3 for an analysis of the Company's trade accounts receivable by segment/geographic region.

        The Company generally does not require collateral from its customers.

Note 14. Stockholders' Equity

        On June 16, 2004 (the "Closing Date"), the Company completed a private placement of $9.0 million of unregistered convertible preferred stock (the "Preferred Series A Financing"). In connection with this transaction, the Company issued an aggregate of 4,090,909 shares of convertible preferred stock (the "Series A Preferred Stock") to certain accredited investors (the "Series A Holders"), priced at $2.20 per share, each of which is convertible into one share of the Company's common stock.

        In addition, the Company issued to the Series A Holders (i) five-year warrants to purchase an aggregate of 409,090 shares of common stock at an exercise price of $2.64 per share (the "Initial Warrants") and (ii) 210-day warrants (the "Additional Warrants") (a) that are exercisable only in the event that the Six Month Price (as defined below) is less than $2.20 and (b) to purchase a variable number of shares of common stock at $.01 per share based upon the Six Month Price. The number of issuable shares was determined by the "Six Month Price" which is defined as the greater of $1.75 or the lowest average closing price of the Company's common stock for any 15 consecutive day period during the six-month period immediately following the Closing Date. The Initial Warrants vested and became fully exercisable on the issuance date. As of December 15, 2004, the Six Month Price was $1.98 per share, which resulted in the issuance of 456,853 Additional Warrants to the Series A Holders. As of December 31, 2004 certain Series A Holders exercised their Additional Warrants resulting in the issuance of 279,188 shares of common stock. Subsequent to year end, the remaining outstanding Additional Warrants were exercised resulting in the issuance of 177,665 shares of common stock.

        Proceeds from the Preferred Series A Financing approximated $8.6 million, net of issuance costs of $0.4 million, and are being used for (i) working capital, (ii) the repayment of debt and (iii) to strengthen the Company's balance sheet. $2.2 million of the net proceeds were transferred on behalf of Artemis directly to Laurus to pay certain over-advances due at the Closing Date. (See Note 6 for more information on the Laurus Facility).

        With respect to the Series A Preferred Stock, the Series A Holders maintain certain powers, preferences and rights that are senior to the holders of the Company's common stock. The Series A Holders (i) are entitled to one vote per share on all matters upon which holders of common stock are entitled to vote, (ii) have certain voting consents, (iii) so long as at least twenty-five percent of Series A Preferred Stock is outstanding, have the right to elect one member of the board of directors of the Company, and (iv) so long as at least thirty percent of the Series A Preferred Stock is outstanding, the Company cannot redeem or declare or pay any cash dividend or distribution on its common stock without the prior written consent of the holders of at least a majority of the Series A Preferred Stock.

        The exercise prices and the number of shares underlying the warrants are subject to anti-dilution adjustments in connection with mergers, acquisitions, stock splits, dividends and the like. The Series A Holders may pay the exercise price for the shares to be purchased upon exercise of the warrants by paying cash equal to the number of shares to be purchased times the appropriate exercise price per share, or, if the market price of our common stock exceeds the exercise price to be paid per share, the Series A Holders may, at their option, exchange the right to purchase all or part of the maximum shares underlying the warrants for that number of shares equal in value to the amount by which the closing price of a share of our common stock preceding the exercise date exceeds the exercise price, multiplied by the number of shares to be purchased at that exercise price.

        The Company filed a registration statement on Form S-1 with the SEC on July 19, 2004 (which was amended in August and October 2004) to register the common stock, which may be issued as described above. The SEC declared such registration statement effective on October 29, 2004.

        Subsequent to December 31, 2004, Laurus converted $0.2 million of the outstanding $1.5 million Minimum Borrowing Note in exchange for 166,700 shares of the Company's common stock (see Note 6).

        During the year ended December 31, 2002 the Company recovered certain notes and accounts receivable, totaling approximately $0.6 million, which had been written off prior to the Company's reverse merger transaction in 2001. Since the recovered amounts were not included in the net assets in conjunction with the original accounting for such merger, the recoveries were recorded as adjustments to the Company's additional paid in capital.

Note 15. Stock Options and Warrants

Stock Options

        The Company has granted options to purchase the Company's restricted common stock under various plans to employees and directors. All stock option plans are administered by the Compensation Committee of the Board of Directors, which determines the terms of the options granted, including the exercise price, the number of shares subject to option, and the vesting period. Options generally vest over terms of three to five years and have a maximum life of ten years.

        The stock option plans adopted by Opus360 prior to the consummation of the Share Exchange Transactions in 2001, and the related stock options continue in full force and effect. Even though Legacy Artemis was the acquiror for accounting purposes in the Share Exchange Transactions, Opus360 as a legal entity survived the consummation of such transaction. Options granted under Opus 360 plans are redeemable in the common stock of Artemis. The following description of the Company's stock option plans reflects the stock option plans of Opus 360 and Legacy Artemis prior to the merger, and the status of the following plans after July 31, 2001.

  •
  The 1998 Stock Option Plan (the "1998 Plan") provided for the issuance of 240,000 options. Options granted, exercised and cancelled under the plan are 243,090, 35,503 and 174,776, respectively, leaving approximately 170,492 options available under the plan and 32,811 outstanding as of December 31, 2004. As options become available due to cancellation and forfeiture, they are added to the pool of options available for grant under the 2000 Stock Option Plan.

  •
  The 2000 Stock Option Plan (the "2000 Plan") provides for the granting of incentive and non-qualified stock options to employees, board members and advisors. When the 2000 Plan was adopted in March of 2000, it provided for the issuance of 0.3 million options. However, the 2000 Plan includes scheduled increases in options available for grant equal to 5% of the Company's outstanding common stock to a maximum of 1.2 million options. On January 1, 2003 the 2000 Plan reached the maximum of 1.2 million options available for grant. In addition, 0.2 million options granted under the 1998 Plan and subsequently cancelled are available for grant under the 2000 Plan. Options granted, exercised and cancelled under the 2000 Plan are 2,206,080, 1,646 and 576,189 respectively, leaving 1,440,601 options available under the 2000 Plan, including the cancelled 1998 Plan options, and approximately 1,628,245 options outstanding as of December 31, 2004. Effective November 30, 2004, the 2000 Plan was amended and restated. The amended and restated 2000 Plan provides for the issuance of 2,000,000 options, with automatic increases (on January 1 of each year) in options available for grant equal to 5% of the Company's outstanding common stock, as of the preceding December 31 up to a maximum of 5,000,000 options. Options granted under the 2000 Plan in 2004 include approximately 391,000 with vesting contingent upon the Company meeting certain annual financial performance goals.

  •
  The 2000 Non-Employee Directors' Plan (the "Non-Employee Directors Plan") provides for automatic, non-discretionary grants of up to 300,000 non-qualified stock options to non-employee board members. Under the Non-Employee Directors Plan 144,900 and 41,440 options have been granted and cancelled, respectively, and 103,460 options remain outstanding at December 31, 2004. Effective November 30, 2004, the Non-Employee Directors Plan was amended and restated. The amended and restated Non-Employee Directors Plan provides that each Non-Employee Director who is elected or appointed to the Board after February 24, 2004 shall receive an initial grant of options to purchase 15,000 shares of our Common Stock. For each Non-Employee Director serving on the Board as of February 24, 2004, he or she received a grant of options on February 24, 2004 to purchase 7,500 shares of our Common Stock, unless the Non-Employee Director was provided a special initial grant greater than 7,500 shares. Thereafter, commencing in 2005, each continuing Non-Employee Director shall receive a grant of options on his or her Board anniversary date to purchase up to 7,500 shares of Common Stock. With respect to directors serving on committees, each Non-Employee Director who, on or after February 24, 2004, is elected or appointed as, or was already, a member of the Audit, Compensation and/or the Nominating Committee, shall receive an additional grant of options to purchase 3,500 shares of our Common Stock for membership on each respective committee. Thereafter, each Non Employee Director who continues to serve on any such committee upon his or her applicable committee anniversary date shall be automatically granted an Option on such anniversary date to purchase up to 3,500 shares of Common Stock.

  •
  The Company assumed non-qualified stock options granted to certain key former employees of Opus360. As of December 31, 2004, 46,983 of these stock options with an exercise price of $250 are outstanding and exercisable. The options are exercisable until February 2010.

  •
  The Company also assumed non-qualified stock options granted to other employees of Opus360 who became Artemis employees after the Share Exchange Transactions. At December 31, 2004, eighty eight of these options with a weighted average exercise price of $34.25 remained outstanding.

Warrants

        There were 714,096 warrants to purchase Company common stock outstanding and exercisable at December 31, 2004. Other than the Additional Warrants (see below and Note 14), the per-share exercise prices of the remaining warrants range from $2.64 to $46.25 and they expire through 2013.

        As of December 31, 2004, certain Series A Holders exercised their Additional Warrants resulting in the issuance of 279,188 shares of common stock. Subsequent to year end the remaining outstanding Additional Warrants were exercised, resulting in the issuance of 177,665 Shares of common stock.

        The following tables summarize information concerning outstanding options and warrants at December 31, 2004:

	Stock Options and Warrants	Weighted Average Exercise Price
	(In thousands)
Outstanding at December 31, 2001	629	$71.01
Granted	836	1.43
Exercised	—	—
Cancelled or forfeited	(158)	51.55

Outstanding at December 31, 2002	1,307	28.86
Granted	125	3.95
Exercised	—	—
Cancelled or forfeited	(262)	19.41

Outstanding at December 31, 2003	1,170	28.32
Granted	1,904	1.34
Exercised	(280)	0.02
Cancelled or forfeited	(268)	59.60

Outstanding at December 31, 2004	2,526	13.49

Exercisable at December 31, 2002	465

Exercisable at December 31, 2003	712

Exercisable at December 31, 2004	1,703

		Options and Warrants Outstanding			Options and Warrants Exercisable
			Weighted Average Remaining Contractual Life in Years
Range of Exercise Prices		Number Outstanding at December 31, 2004		Weighted Average Exercise Price	Number Exercisable at December 31, 2004	Weighted Average Exercise Price
		(In thousands)			(In thousands)
$—	$27.50	2,382	6.4	$1.80	1,559	$2.00
27.50	55.00	1	1.5	45.24	1	45.24
55.00	82.50	5	5.6	66.91	5	66.91
82.50	110.00	35	5.6	94.36	35	94.36
110.00	137.50	3	5.4	123.50	3	123.50
220.00	247.50	6	5.2	227.75	6	227.75
247.50	275.00	94	5.1	260.26	94	260.26

		2,526	6.4	13.49	1,703	19.33

Note 16. Contingencies/Litigation

        The Company is a party to a number of legal claims arising in the ordinary course of its business. The Company believes the ultimate resolution of these claims will not have a material effect on its financial position, results of operations or cash flows.

Note 17. Quarterly Financial Data (Unaudited)

        The following table sets forth certain unaudited quarterly consolidated financial data for each of the eight quarters in the two-year period ended December 31, 2004. In the opinion of the Company's management, this unaudited information has been prepared on the same basis as the audited consolidated financial statements contained herein and includes all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the information set forth therein when read in conjunction with the consolidated financial statements and notes thereto. The operating results for any quarter are not necessarily indicative of results for any future period.

	Quarter Ended				Year Ended
	Mar. 31 2004	Jun. 30 2004	Sept. 30 2004	Dec. 31 2004	Dec. 31 2004
	(In thousands, except per share data)
Consolidated Statement of Operations Data:
Revenues	$13,616	$13,431	$11,009	$14,389	$52,445
Operating loss	(3,553)	(1,738)	(2,479)	(1,783)	(9,553)
Net loss	(3,892)	(1,800)	(2,973)	(1,020)	(9,685)
Basic and diluted loss per common share	(0.39)	(0.18)	(0.30)	(0.10)	(0.97)
Weighted average shares used in computing basic and diluted loss per common share	9,965	9,965	9,965	10,059	9,988
	Quarter Ended				Year Ended
	Mar. 31 2003	Jun. 30 2003	Sept. 30 2003	Dec. 31 2003	Dec. 31 2003
	(In thousands, except per share data)
Consolidated Statement of Operations Data:
Revenues	$16,195	$13,468	$13,667	$13,961	$57,291
Operating loss	(835)	(3,669)	(1,639)	(1,949)	(8,092)
Net (loss)	(908)	(4,002)	(1,376)	(1,605)	(7,891)
Basic and diluted loss per common share:	(0.09)	(0.40)	(0.14)	(0.16)	(0.79)
Weighted average shares used in computing basic and diluted loss per common share	9,965	9,965	9,965	9,965	9,965

Note 18. Restructuring Costs

        In response to a decline in certain key operating metrics such as total revenue, operating margin and revenue per employee, the Company adopted a non-discretionary restructuring plan that resulted in a workforce reduction and other cost reductions (collectively, the "Restructuring") intended to strengthen the Company's competitive position and future operating performance. The Company has implemented the Restructuring during the year ended December 31, 2004. The Company's total charge related to this Restructuring was approximately $2.7 million as disclosed in the accompanying consolidated statements of operations.

        The Restructuring Charge recognized during 2004 is comprised primarily of: (i) severance pay (including related payroll taxes) and associated one-time employee termination costs related to the reduction of the Company's workforce; (ii) the closure and consolidation of offices; (iii) relocation costs resulting from organizational realignments; and (iv) professional fees incurred to improve the competitive position of the Company. The Company accounts for the costs associated with exiting an activity, including costs associated with the reduction of the Company's workforce, in accordance with

SFAS 146. The following table summarizes the Company's Restructuring-related expenses incurred during the year ended December 31, 2004:

	RESTRUCTURING COSTS BY QUARTER
	Q1	Q2	Q3	Q4	Total
	(in thousands)
Employee Termination Costs	$1,002	$95	$410	$491	$1,998
Employee Relocation Costs	47	—	8	—	55
Facilities Costs	31	22	210	16	279
Professional Fees	168	31	25	184	408

	$1,247	$148	$654	$691	$2,740

        As part of the Restructuring, the Company has reduced its workforce by a total of seventy one employees, from 396 to 325 (which includes scheduled terminations and voluntary resignations) or approximately 18% of its workforce. The Restructuring Charge has affected corporate positions and certain operational positions as follows:

	RESTRUCTURING COSTS BY REGION
	Americas	EMEA	Japan/Asia(A)	Total
	(in thousands)
Employee Termination Costs	$823	$808	$367	$1,998
Employee Relocation Costs	35	20	—	55
Facilities Costs	—	279	—	279
Professional Fees	164	244	—	408

	$1,022	$1,351	$367	$2,740

(A)
Restructuring costs for Japan/Asia have been reported in EMEA segment in Note 11 because such costs were incurred in the United Kingdom. The above table reflects the functional impact of the Restructuring.

        This follows a similar reduction (8% of the workforce) in the last quarter of 2003, whereby these reductions were based on discretionary restructuring actions. Approximately $0.9 million of the total restructuring charge is included in accured liabilities in the accompanying December 31, 2004 consolidated balance sheets.

        GAAP prohibits the recognition of an exit-activity liability until (a) certain criteria (which demonstrate that it is reasonably probable that a present obligation to others has been created) are met, and (b) the fair value of such liability can be reasonably estimated. The costs associated with pre-2004 workforce reductions and related activities that did not meet the definition of a "liability" (in the opinion of management) were recorded and expensed in their natural classifications as incurred; as a result, these expenses were not reported separately as exit-activity or restructuring charges in the Company's consolidated statements of operations.

Note 19. Comprehensive Loss

        Comprehensive loss consists of net income or loss, adjusted for other increases or decreases affecting stockholders' deficit that are excluded in the determination of net income or loss. In July 2004, the Company restated its comprehensive loss for the year ended December 31, 2003. The restatement was made to correct the foreign currency translation adjustment related to the Company's investment in Changepoint France. Such adjustment did not affect the Company's previously reported net loss for 2003. The calculation of the restated comprehensive loss for the year ended December 31, 2003 is as follows:

2003
(in thousands)
Net loss	$(7,891)
Foreign currency translation loss	(597)

Comprehensive loss, as previously reported	(8,488)
Retroaction adjustment	357

Comprehensive loss, as restated	(8,131)

        In July 2004, the Company also restated its 2002 comprehensive loss; see Note 9 for additional information.

 ARTEMIS INTERNATIONAL SOLUTIONS CORPORATION

CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands, except share amounts)

	March 31, 2005	December 31, 2004
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$7,628	$3,720
Trade accounts receivable, net	9,612	12,041
Other accounts receivable	1,430	709
Prepaid expenses	1,340	1,313
Other current assets	1,002	379

Total current assets	21,012	18,162
Property and equipment, net	708	1,008
Intangible assets, net	851	1,489
Investment in affiliates and other assets	816	1,661

Total assets	$23,387	$22,320

LIABILITIES AND STOCKHOLDERS' DEFICIT
Current liabilities:
Accounts payable	$3,723	$3,030
Accrued liabilities	3,435	4,385
Accrued payroll and related taxes	4,581	5,360
Deferred revenue	7,922	5,047
Short-term debt and line of credit, net	4,430	3,739
Current portion of long-term debt	27	21

Total current liabilities	24,118	21,582
Accrued pension and other liabilities	4,517	4,465
Deferred taxes	120	160
Long-term debt, less current portion	1,653	1,918

Total liabilities	30,408	28,125
Commitments and contingencies
Stockholders' deficit:
Series A convertible preferred stock, liquidation preference of $9,000, $0.001 par value, 25,000,000 shares authorized, 4,090,909 issued and outstanding	4	4
Common stock, $0.001 par value, 50,000,000 shares authorized, 10,597,801 shares issued and outstanding at March 31, 2005 and 10,245,233 shares issued and outstanding at December 31, 2004	11	10
Additional paid-in capital, net of issuance costs	89,870	89,616
Accumulated deficit	(93,929)	(92,676)
Accumulated other comprehensive (loss)	(2,977)	(2,759)

Total stockholders' (deficit)	(7,021)	(5,805)

Total liabilities and stockholders' deficit	$23,387	$22,320

The accompanying notes are an integral part of these condensed consolidated financial statements.

 ARTEMIS INTERNATIONAL SOLUTIONS CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share amounts)

(Unaudited)

	Three Months Ended March 31,
	2005	2004
Revenue:
Software	$2,815	$2,796
Support	4,361	4,399
Services	4,796	6,421

	11,972	13,616

Cost of revenue:
Software	73	91
Support	1,258	1,478
Services	3,997	4,736

	5,328	6,305

Gross margin	6,644	7,311
Operating expenses:
Selling and marketing	3,859	3,844
Research and development	1,936	2,067
General and administrative	1,870	2,677
Amortization expense	638	1,029
Restructuring charges	—	1,247

	8,303	10,864

Operating loss	(1,659)	(3,553)
Interest expense, net	57	91
Other (income), net	(769)	(156)
Foreign currency transaction loss	95	104

	(617)	39

Loss before income taxes	(1,042)	(3,592)
Income tax expense	211	300

Net loss	$(1,253)	$(3,892)

Loss per common share:
Basic	$(0.12)	$(0.39)

Diluted	$(0.12)	$(0.39)

Weighted average common shares used in computing loss per common share	10,519	9,965

The accompanying notes are an integral part of these condensed consolidated financial statements.

 ARTEMIS INTERNATIONAL SOLUTIONS CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Three Months Ended March 31,
	2005	2004
	(Unaudited)
Cash flow from operating activities:
Net loss	$(1,253)	$(3,892)
Adjustments to reconcile net loss to net cash provided by or used in operating activities:
Depreciation and amortization	776	1,268
Gain on the disposition of affiliated entity	(756)	—
Disposition of assets	19	(93)
Changes in operating assets and liabilities:
Decrease in trade accounts receivable	2,429	2,781
(Increase) decrease in prepaid expenses and other assets	(599)	1,089
Increase in deferred revenues	2,875	1,046
Decrease in accounts payable and other liabilities	(808)	(3,129)

Net cash provided by (used in) operating activities	2,683	(930)

Cash flow from investing activities:
Capital expenditures, net	(73)	(57)
Proceeds from the sale of investee	829	—

Net cash (provided by) used in investing activities	756	(57)

Cash flow from financing activities:
Proceeds from the exercise of stock options and warrants, net of taxes	13	—
Net increase in short-term borrowings	697	601
Principal borrowings (repayments) of debt	(23)	3,072

Net cash provided by financing activities	687	3,673

Effect of foreign currency exchange rate changes on cash and cash equivalents	(218)	(259)

Net increase in cash and cash equivalents	3,908	2,427
Cash and cash equivalents at the beginning of the period	3,720	2,593

Cash and cash equivalents at the end of the period	$7,628	$5,020

Supplemental Disclosure of Cash Flow Information:
Cash paid for interest	$205	$7

Cash paid for income taxes	$701	$322

The accompanying notes are an integral part of these condensed consolidated financial statements.
See the accompanying notes for information on non-cash investing and financing activities.

 ARTEMIS INTERNATIONAL SOLUTIONS CORPORATION
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(all tabular amounts in thousands except per share amounts)

Note 1. Organization

        Artemis International Solutions Corporation, including its subsidiaries ("Artemis", the "Company," or "we"), is one of the world's leading providers of investment planning and control software and services. Since 1976 the Company has been helping organizations improve their performance through portfolio, project and resource management.

        Customers use the Company's software and services in such key areas as (i) IT management and governance, (ii) developing new products such as pharmaceuticals, (iii) helping governmental agencies promote business efficiency through better alignment and allocation of resources, (iv) maintaining nuclear power stations and (v) managing the Joint Strike Fighter program for the US government. The Company has an international distribution network in over 44 countries.

        As of March 31, 2005, approximately 75% (or 54%, assuming conversion of all preferred shares) of the Company's outstanding common stock was owned by Proha Plc ("Proha"), a Finnish Company.

        Artemis' common stock is quoted on the Over-the-Counter Bulletin Board administered by Nasdaq under the symbol "AMSI".

Note 2. Basis of Presentation

        The accompanying condensed consolidated financial statements of Artemis, which include the accounts of its wholly owned subsidiaries for the three month periods ended March 31, 2005 and 2004 and the related footnote information are unaudited and have been prepared on a basis substantially consistent with the Company's audited consolidated financial statements as of December 31, 2004 contained in the Company's annual report on Form 10-K, as filed with the Securities and Exchange Commission (the "Annual Report"). All significant inter-company transactions have been eliminated. Equity investments in which Artemis owns at least 20% of the voting securities, or exercises significant influence over (either individually or in concert with its parent, Proha), are accounted for using the equity method. Investments in which the Company owns less than 20% and is not able to exercise significant influence over the investee are accounted for under the cost method of accounting.

        The Company's independent public accountants have included a "going concern" explanatory paragraph in their audit report on the December 31, 2004 consolidated financial statements, which have been prepared assuming that the Company will continue as a going concern. The accompanying condensed consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. At March 31, 2005, the Company's current liabilities exceeded current assets by approximately $3.1 million. The Company has taken a number of actions to improve its financial strength and cash availability including but not limited to restructuring actions taken in 2004. On June 16, 2004, the Company completed a private placement of $9.0 million of convertible preferred stock (see Note 10) significantly strengthening the Company's financial position. Proceeds from the financing were used for (i) working capital, (ii) the repayment of debt and (iii) to strengthen the Company's financial position.

        Prior to the private placement, the Company entered into a $5.0 million asset-based lending facility with Laurus Master Fund, Ltd ("Laurus") in August 2003, which was amended on July 30, 2004 (see Note 9) to increase the Company's financial flexibility. The Company also has other lending facilities available to certain of its subsidiaries, such as in Japan and France.

        In addition to the lending facilities available to the Company, management has taken steps to reduce and defer discretionary spending to more closely match expenses with actual and projected revenues.

        These condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and the related notes thereto contained in the Company's Annual Report. In the opinion of management, the accompanying unaudited condensed consolidated financial statements contain all adjustments (which, except as described elsewhere herein, consisted only of normal recurring adjustments) which management considers necessary to present fairly the financial position of the Company at March 31, 2005 and the results of operations for the three month periods ended March 31, 2005 and 2004 and cash flows for the three months ended March 31, 2005 and 2004. The results of operations for the three months ended March 31, 2005 are not necessarily indicative of the results anticipated for the entire year ending December 31, 2005.

        The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions regarding revenue recognition, and the recoverability of intangible assets that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Note 3. Stock-Based Incentive Compensation

        The Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure—an amendment of SFAS No. 123." SFAS No. 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair-value-based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosure in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. As provided in SFAS No. 123, the Company has elected to apply APB Opinion No. 25 "Accounting for Stock Issued to Employees" and related interpretations in accounting for its stock-based employee compensation plans. APB No. 25 does not require options to be expensed when granted with an exercise price equal to or greater than the grant-date market value. The Company is complying with the disclosure requirements of SFAS No. 148.

        Had the Company determined compensation cost based on the fair value at the grant date for its options under SFAS No. 123, the Company's net loss would have been increased to the pro forma amount indicated below:

	Three Months Ended March 31,
	2005	2004
	(Unaudited)
Net loss as reported	$(1,253)	$(3,892)
Less: Total stock-based employee compensation expense determined under Black-Scholes option pricing model, net of tax	(105)	(139)

Pro forma net loss	$(1,358)	$(4,031)

Basic and diluted loss per common share
As reported	$(0.12)	$(0.39)

Pro forma	$(0.13)	$(0.40)

Note 4. Significant Recent Accounting Pronouncements

        Neither the Financial Accounting Standards Board (including its Emerging Issues Task Force), the American Institute of Certified Public Accountants nor the SEC have issued any significant accounting pronouncements since the Company filed its June 30, 2004 Form 10-Q that are believed by management to have a material impact on the Company's present or future consolidated financial statements.

        In December 2004, the FASB issued SFAS No. 123-R which replaces SFAS No. 123, Accounting for Stock-Based Compensation, and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees. As originally issued, SFAS No. 123 established as preferable a fair-value-based method of accounting for share-based payment transactions with employees. However, that pronouncement permitted entities to continue applying the intrinsic-value-based model of APB Opinion 25, provided that the financial statements disclosed the pro forma net income or loss based on the fair-value method. The Company is required to apply SFAS No. 123-R as of the first interim reporting period that begins after December 31, 2005 as required under a new rule adopted by the SEC on April 14, 2005, that amends the compliance dates of SFAS No. 123-R. Thus, the Company's consolidated financial statements will reflect an expense for (a) all share-based compensation arrangements granted after December 31, 2005 and for any such arrangements that are modified, cancelled, or repurchased after that date, and (b) the portion of previous share-based awards for which the requisite service has not been rendered as of that date, based on the grant-date estimated fair value of those awards.

        In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections," which replaces APB Opinion No. 20 and FASB Statement No. 3. This pronouncement applies to all voluntary changes in accounting principle, and revises the requirements for accounting for and reporting a change in accounting principle.

        SFAS No. 154 requires retrospective application to prior periods' financial statements of a voluntary change in accounting principle, unless it is impracticable to do so. This pronouncement also requires that a change in the method of depreciation, amortization, or depletion for long-lived, non-financial assets be accounted for as a change in accounting estimate that is effected by a change in accounting principle.

        SFAS No. 154 retains many provisions of APB Opinion 20 without change, including those related to reporting a change in accounting estimate, a change in the reporting entity, and correction of an error. The pronouncement also carries forward the provisions of SFAS No. 3 which govern reporting accounting changes in interim financial statements.

        SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Statement does not change the transition provisions of any existing accounting pronouncements, including those that are in a transition phase as of the effective date of SFAS No. 154.

Note 5. Basic and Diluted Loss Per Common Share

        The Company calculates earnings or loss per common share in accordance with SFAS No. 128, Earnings Per Share. Accordingly, basic loss per common share excludes dilution for potentially dilutive securities and is computed by dividing net loss available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per common share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. When a company is in a loss position, basic and diluted loss per common share are the same.

        The following table sets forth the computation of basic and diluted loss per common share:

	Three Months Ended March 31,
	2005	2004
	(in thousands, except per share amounts) (Unaudited)
Numerator:
Net loss	$(1,253)	$(3,892)

Denominator:
Weighted average outstanding shares of common stock	10,519	9,965

Basic and diluted loss per common share	$(0.12)	$(0.39)

Note 6. Comprehensive Loss

        Comprehensive loss consists of net loss, adjusted for other increases or decreases affecting stockholders' equity that are excluded in the determination of net loss. The calculation of comprehensive loss for the three months ended March 31, 2005 and 2004 is as follows:

	Three Months Ended March 31,
	2005	2004
	(Unaudited) (in thousands)
Net loss	$(1,253)	$(3,892)
Translation (loss)	(218)	(259)

Comprehensive loss	$(1,471)	$(4,151)

Note 7. Segment and Geographic Information

        Income from operations is assigned by region based upon management responsibility. The Company has assigned its management responsibilities to cover four geographic areas: Americas, EMEA (Europe, Middle East, and Africa), Japan, and Asia. Each geographic area is managed by an executive vice president of the Company. The following table presents financial information about the Company's operations by geographic region:

Three Months Ended March 31, 2005

	Americas	EMEA	Japan	Asia	Total
Revenue:
Software	$408	$1,858	$376	$173	$2,815
Support	1,235	2,596	449	81	4,361
Services	491	3,691	472	142	4,796

Total revenue	2,134	8,145	1,297	396	11,972

Cost of revenue:
Software	1	57	15	—	73
Support	335	833	67	23	1,258
Services	500	3,164	251	82	3,997

Total cost of revenue	836	4,054	333	105	5,328

Gross margin	1,298	4,091	964	291	6,644

Operating income (loss)	$(1,982)	$(73)	$368	$28	$(1,659)

Three Months Ended March 31, 2004

	Americas	EMEA	Japan	Asia	Total
Revenue:
Software	$555	$1,853	$211	$177	$2,796
Support	1,241	2,628	468	62	4,399
Services	1,182	4,449	555	235	6,421

Total revenue	2,978	8,930	1,234	474	13,616

Cost of revenue:
Software	5	37	49	—	91
Support	422	887	133	36	1,478
Services	884	3,418	346	88	4,736

Total cost of revenue	1,311	4,342	528	124	6,305

Gross margin	1,667	4,588	706	350	7,311

Operating income (loss)	$(3,201)	$(584)	$164	$68	$(3,553)

Note 8. Contingencies/Litigation

        The Company is a party to a number of legal claims arising in the ordinary course of its business. The Company believes the ultimate resolution of these claims will not have a material effect on its financial position, results of operations or cash flows.

Note 9. Debt

        On August 14, 2003, the Company entered into an agreement with Laurus Master Fund, Ltd. ("Laurus") and received a $5.0 million revolving credit facility (the "Laurus Facility") in the form of a three-year convertible note (the "Secured Convertible Note") secured by an interest in all of the Company's property and assets located in the United States (US) and the United Kingdom (UK),

except for intellectual property rights. Borrowings under the Laurus Facility are based on the balance of eligible trade accounts receivable reported by the Company's operating entities in the US and the UK. The Laurus Facility automatically renews every three years unless cancelled by the Company or Laurus.

        In June 2004, the Company used $2.2 million of the net proceeds of the private placement of $9.0 million of convertible preferred stock (the "Preferred Series A Financing") completed on June 16, 2004 to reduce the amount outstanding under the Laurus Facility from $3.5 million to $1.3 million. On July 30, 2004, the Company and Laurus agreed to amend the Laurus Facility by replacing the Secured Convertible Note of up to $5.0 million with a Secured Convertible Minimum Borrowing Note (the "Minimum Borrowing Note") in the amount of $1.5 million and a Secured Revolving Note of up to $3.5 million (collectively the "Laurus Restructuring"). Effective upon the execution of the Laurus Restructuring documents on July 30, 2004, the $1.3 million outstanding under the Laurus Facility was incorporated as monies provided by Laurus under the Minimum Borrowing Note. In August 2004, Laurus provided Artemis an additional $0.2 million under the Minimum Borrowing Note, thereby exhausting the funds available to Artemis under the Minimum Borrowing Note.

        The Minimum Borrowing Note is due on August 26, 2006 and is convertible into common stock of the Company at the option of the holder at the following prices: 190,000 shares at $1.45 per share, 190,000 shares at $1.81 per share, and 342,646 shares at $2.57 per share, totaling 722,646 shares of common stock of the Company. Loans exceeding $1.5 million may be available to the Company under the Secured Revolving Note, based on the balance of the Company's eligible trade accounts receivable. If the balance on the Minimum Borrowing Note is zero, such portion of the balance of the Secured Revolving Note that exceeds $1.0 million shall be deemed to be extinguished on the Secured Revolving Note and transferred to a new serialized Minimum Borrowing Note. Once a new serialized Minimum Borrowing Note reaches $1.5 million, the Company is required to file a registration statement with the SEC to register the shares underlying the new serialized Minimum Borrowing Note. Thereafter, except as amended on March 31, 2005 (see below), the conversion price adjusts to 105% of the average closing market price of the Company's common stock for the five trading days immediately preceding each additional serialized $1.5 million Minimum Borrowing Note. All of the aforementioned conversion prices are subject to an anti-dilution provision in the form of a price protection clause. Under the terms of the related agreement, absent an event of default as defined, conversion of the Minimum Borrowing Note into the Company's common stock may not result in beneficial ownership by Laurus (including shares issuable under the warrants issued to Laurus in conjunction with the Laurus Facility that are exercisable within sixty days of any determination date) of more than 2.5% of the Company's outstanding common stock. The Minimum Borrowing Note has a 30% prepayment penalty. Any loans under the Secured Revolving Note are convertible only in an event of default. The Company currently has no loans outstanding under the Secured Revolving Note.

        The Company filed a registration statement on Form S-1 with the SEC on November 3, 2004 (which was amended in December 2004 and January 2005) to register the common stock underlying the Minimum Borrowing Note and the Laurus Warrant. The SEC declared such registration statement effective on February 3, 2005.

        During the quarter ended March 31, 2005, Laurus converted $242,000 of the outstanding $1.5 million Minimum Borrowing Note in exchange for 166,700 shares of the Company's common stock.

        Subsequent to March 31, 2005, Laurus converted an additional $393,000 of the then outstanding Minimum Borrowing Note in exchange for 219,278 shares of the Company's common stock.

        On March 31, 2005, the Company and Laurus executed a Waiver Letter and Amendment (the "Letter Agreement"). Pursuant to the terms of the Letter Agreement, the Company received $2,850,000, net of fees of $150,000, on March 31, 2005 in the form of a revolving credit advance (the

"Advance") under the existing $5.0 million facility with Laurus. The Advance bears interest of one percent (1.00%) per month and becomes due on January 1, 2006. The parties further agreed that the conversion price with respect to the next Minimum Borrowing Note (as defined in Amendment No. 1 to the Security Agreement, dated July 30, 2004) as may be issued after March 31, 2005 shall be equal to the lesser of (i) $2.92 per share or (ii) 105% of the volume weighted average closing price for the Company's common stock on the principal market, or on any securities exchange or other securities market on which the common stock is then listed or quoted, for the five trading days immediately prior to the $1,500,000 aggregation of such new Minimum Borrowing Note.

        On March 1, 2004, the Company's wholly-owned subsidiary in Finland, Artemis Finland Oy ("Artemis Finland"), entered into a loan agreement with a financial institution in the amount of approximately $3.1 million. The loan amount has been fully repaid in three installments through April 1, 2005 (See Note 11).

Note 10. Convertible Preferred Stock

        On June 16, 2004 (the "Closing Date"), the Company completed a private placement of $9.0 million of unregistered convertible preferred stock (the "Preferred Series A Financing"). In connection with this transaction, the Company issued an aggregate of 4,090,909 shares of convertible preferred stock (the "Series A Preferred Stock") to certain accredited investors (the "Series A Holders"), priced at $2.20 per share, each of which is convertible into one share of the Company's common stock.

        In addition, the Company issued to the Series A Holders (i) five-year warrants to purchase an aggregate of 409,090 shares of common stock at an exercise price of $2.64 per share (the "Initial Warrants") and (ii) 210-day warrants (the "Additional Warrants") (a) that are exercisable only in the event that the Six Month Price (as defined below) is less than $2.20 and (b) to purchase a variable number of shares of common stock at $.01 per share based upon the Six Month Price. The number of issuable shares was determined by the "Six Month Price" which is defined as the greater of $1.75 or the lowest average closing price of the Company's common stock for any 15 consecutive day period during the six-month period immediately following the Closing Date. The Initial Warrants vested and became fully exercisable on the issuance date. As of December 15, 2004, the Six Month Price was $1.98 per share, which resulted in the issuance of 456,853 Additional Warrants to the Series A Holders. As of December 31, 2004 certain Series A Holders exercised their Additional Warrants resulting in the issuance of 279,188 shares of common stock. During the quarter ended March 31, 2005, the remaining Additional Warrants were exercised resulting in the issuance of 177,665 shares of common stock.

        Proceeds from the Preferred Series A Financing approximated $8.6 million, net of issuance costs of $0.4 million, and are being used for (i) working capital, (ii) the repayment of debt and (iii) to strengthen the Company's balance sheet. $2.2 million of the net proceeds were transferred on behalf of Artemis directly to Laurus to pay certain over-advances due at the Closing Date. (See Note 9 for more information on the Laurus Facility).

        With respect to the Series A Preferred Stock, the Series A Holders maintain certain powers, preferences and rights that are senior to the holders of the Company's common stock. The Series A Holders (i) are entitled to one vote per share on all matters upon which holders of common stock are entitled to vote, (ii) have certain voting consents, (iii) so long as at least twenty-five percent of Series A Preferred Stock is outstanding, have the right to elect one member of the board of directors of the Company, and (iv) so long as at least thirty percent of the Series A Preferred Stock is outstanding, the Company cannot redeem or declare or pay any cash dividend or distribution on its common stock without the prior written consent of the holders of at least a majority of the Series A Preferred Stock.

        The exercise prices and the number of shares underlying the warrants are subject to anti-dilution adjustments in connection with mergers, acquisitions, stock splits, dividends and the like. The Series A

Holders may pay the exercise price for the shares to be purchased upon exercise of the warrants by paying cash equal to the number of shares to be purchased times the appropriate exercise price per share, or, if the market price of our common stock exceeds the exercise price to be paid per share, the Series A Holders may, at their option, exchange the right to purchase all or part of the maximum shares underlying the warrants for that number of shares equal in value to the amount by which the closing price of a share of our common stock preceding the exercise date exceeds the exercise price, multiplied by the number of shares to be purchased at that exercise price.

        The Company filed a registration statement on Form S-1 with the SEC on July 19, 2004 (which was amended in August and October 2004) to register the common stock, which was or may be issued as described above. The SEC declared such registration statement effective on October 29, 2004.

Note 11. Other Related Party Transactions

        At March 31, 2005 and 2004, the Company had no receivables due from Proha, which, factoring in the common stock conversion rights of the holders of the Series A preferred stock (see Note 10) owns approximately 54% of the Company's outstanding common stock. At March 31, 2005 and 2004, the Company had other payables to Proha of $0.3 million and $0.2 million, respectively.

        On March 1, 2004, Artemis Finland entered into a loan agreement with a financial institution in the amount of approximately $3.1 million. The loan was originally due on March 1, 2006 and accrued interest at 0.5 percentage points above the 3-month Euribor rate per annum, payable on a quarterly basis. The loan was secured by cash collateral provided by Proha equal to the loan amount and a security interest in substantially all of Artemis Finland's assets. Artemis and Proha executed a letter of commitment, whereby Proha agreed to provide the Company sufficient advance notice of its intent to demand the return of its collateral from the financial institution. On October 11, 2004, the Company received a notification from Proha declaring its intent to demand the return of its $3.1 million collateral. Under this notification, the Company was required to repay the loan by January 10, 2005. On January 11, 2005, Artemis Finland and Proha informed the financial institution to use the cash collateral provided by Proha as the method by which Artemis Finland shall be deemed to have pre-paid the loan in full. Contemporaneously, Artemis Finland entered into a Payment Schedule Agreement ("Payment Agreement") with Proha, whereby Proha effectively replaced the financial institution as the creditor and Artemis Finland agreed to pay Proha 2.5 million Euros in three installments (1.25 million Euros by January 17, 2005, 625,000 Euros by February 28, 2005 and 625,000 Euros by March 31, 2005). The first two installments were paid on the respective due dates and the final installment of approximately $0.8 million was made on April 1, 2005.

        During the fourth quarter of 2003, the Company engaged Bengt Algevik to perform certain business consultancy functions for which he received consideration, including reimbursement of travel and other expenses, of approximately $200,000. Mr. Algevik completed his assignment in May 2004 and was appointed as a director of the Company effective June 16, 2004.

        There are several other related party agreements in place between Artemis Finland and Proha or its subsidiaries and investees as further described below:

  •
  Artemis Finland shares office space with Proha, for which Proha charges Artemis Finland a share of its office-related costs ("Office Allocation Charge"), such as rent, utilities, telecommunication costs, office maintenance and certain other business costs. The Office Allocation Charge approximated $136,000 and $105,000 for the quarters ended March 31, 2005 and 2004, respectively.

  •
  Intellisoft Oy, an application service provider, which is owned by Proha (80.1%) and Artemis (19.9%), has been providing certain application hosting and other services to Artemis Finland and its customers in the amount of approximately $47,000 for the quarter ended March 31, 2004. No such services have been provided during the quarter ended March 31, 2005.

  •
  Datamar Oy, a subsidiary of Proha (90%), is providing certain project management and programming services to Artemis Finland ("Management Programming Fee"). The Management Programming Fee charged to Artemis Finland approximated $45,000 and $42,000 for the quarters ended March 31, 2005 and 2004, respectively.

  •
  Tesnet Group Oy (formerly Intellitest International Oy), a company partially owned by Proha (35%), provides certain software testing services to Artemis Finland ("Testing Services"). These Testing Services approximated $62,000 and $66,000 for the quarters ended March 31, 2005 and 2004, respectively.

  •
  Artemis Finland is a distributor of software products provided by Safran Software Solutions AS ("Safran"), a Norwegian company wholly owned by Proha. The royalty paid by Artemis Finland to Safran approximated $10,000 and $6,000 for the quarters ended March 31, 2005 and 2004, respectively.

  •
  Artemis Finland has provided certain software development services to ProCountor International Oy ("ProCountor"), a company partially owned by Proha (19%). ProCountor has provided certain software development services to Artemis Finland Oy and charged a fee for use of a web-based travel and expense claims program of approximately $1,000 and $13,000 for the quarters ended March 31, 2005 and 2004, respectively.

  •
  Artemis Finland cooperated with Futura One Oy ("Futura"), a company majority owned by Proha (51%). Artemis Finland has charged Futura for accounting services of approximately $0 and $2,000 for the quarters ended March 31, 2005 and 2004, respectively.

        At March 31, 2005 and 2004, the Company maintained equity holdings in certain joint ventures, which are accounted for under the equity method, with the exception of Metier Scandinavia AS (Norway), Metier Plancom BV(Netherlands) and DA Management Solutions(Finland) which are accounted for under the cost method. The Company records its equity interest in net losses first to the investment balance, then against loans or advances.

        In September 2000, Artemis International France Sarl ("Artemis France") entered into a joint venture agreement (the "Agreement") with the Canadian company Changepoint Corporation ("Changepoint") and established the joint venture, Changepoint France Sarl ("Changepoint France"). Artemis France and Changepoint owned 40% and 60% of Changepoint France, respectively. The Agreement provides for a put and call option for Artemis France to sell and Changepoint to purchase the 40% interest held by Artemis France under certain conditions. The Company has exercised its put option to sell its 40% interest in Changepoint France. In May 2004, Compuware Corporation acquired privately held Changepoint.

        An issue arose regarding the Company exercising its put option, which the parties settled in March of 2005 (the "Settlement"). Pursuant to the Settlement, the Company received $829,000 (including VAT of $136,000) and $557,000 (including VAT of $92,000) in cash in March and April of 2005, respectively, representing the nominal value of the shares held by Artemis France in the joint venture, shareholder loans and other receivables owed to the Company. As a result of the Settlement, the Company recognized a pretax gain of $756,000 reported under the caption "Other (income), net" in the Company's condensed consolidated statement of operations for the quarter ended March 31, 2005.

Note 12. Benefit Plans

        The Company has a defined contribution plan ("the Plan") which qualifies under Section 401(k) of the Internal Revenue Code of 1986, as amended. The Plan covers all U.S. employees who may contribute up to 15% of their annual compensation. Employer contributions vest to the participants incrementally over a period of five years. Company contributions to the Plan were $22,000 and zero during the quarters ended March 31, 2005 and 2004, respectively.

        The Company also has a defined benefit pension plan covering the employees of its United Kingdom subsidiary. Company contributions are determined based upon a percentage, as determined by an actuary, of an eligible employee's annual salary. Company contributions to the defined benefit pension plan during the year ended December 31, 2004 was $0.4 million. The projected contribution for the year ending December 31, 2005 is $0.3 million.

        Net defined benefit pension cost included the following components:

	Year ending December 31,
	Projected 2005	2004
Service cost (benefits earned during the period)	$319	$261
Interest cost on projected benefit obligation	623	517
Expected return on plan assets	(558)	(474)
Amortization of unrecognized actuarial net loss	113	141

	$497	$445

Note 13. Restructuring Costs

        The Company has not initiated any restructuring actions during the quarter ended March 31, 2005.

        In response to a decline in the Company's key operating metrics, such as total revenue, operating margin and revenue per employee the Company initiated a restructuring of its operations and associated workforce reduction during the quarter ended March 31, 2004 (collectively, the "Restructuring") intended to strengthen the Company's competitive position and future operating performance. The Company's total charge related to this Restructuring is approximately $1.2 million, all of which the Company recognized as a charge in the first quarter of 2004.

        The Restructuring charge recognized in the first quarter of 2004 is comprised primarily of severance and associated employee termination costs related to the reduction of the Company's workforce of approximately $1.0 million and professional fees of approximately $0.2 million, incurred to successfully implement the restructuring and improve the competitive position of the Company.

        As part of the Restructuring, the Company has reduced its workforce by a total of 17 employees, or less than 5% of its workforce. This workforce reduction has affected North American and EMEA operations. The costs associated with the Company's workforce reduction recognized during the first quarter of 2004 consist primarily of severance, COBRA benefits, payroll taxes and other associated employment termination costs. Additional costs were incurred to relocate employees and consolidate facilities.

Note 14. Licensing Agreement

        In December 2004, the Company entered into a definitive agreement (the "AMS Agreement") with Advanced Management Solutions Inc. ("AMS"), a company providing Enterprise Project and Resource Management solutions, whereby (i) the Company obtained the worldwide exclusive right to use, market and grant sub-licenses with respect to certain software developed by AMS (the "AMS Software), (ii) AMS will provide additional development services under direction of the Company, and (iii) the Company has obtained the right to purchase the AMS Software through November 30, 2006.

        The initial term of the software license ends November 30, 2007, and is renewable for one additional three-year term. The Company has agreed on certain minimum royalty payments to secure worldwide exclusivity. Also as part of the transaction, the Company agreed to pay AMS $0.5 million to secure the option to purchase the AMS Software. This option fee was paid by the Company to AMS in April 2005 and is non-recoverable. The option fee is being amortized over the option term through November 30, 2006.

        Further, the Company has agreed to fund the additional development work with $0.5 million to be paid in five installments. The first such installment of $0.1 million was paid in December 2004. The additional development work is being capitalized in accordance with SFAS No. 86 "Accounting for the Cost of Computer Software."

        The purchase price for the AMS Software is $2.5 million and is payable in two annual installments, should the Company elect to exercise such option.

You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information contained in this document is current only as of its date.

6,196,066 SHARES

ARTEMIS INTERNATIONAL SOLUTIONS CORPORATION

COMMON STOCK

PROSPECTUS

June 29, 2005

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

  Other Expenses of Issuance and Distribution.

        The following table sets forth the costs and expenses to be paid by the Registrant in connection with the sale of the shares of common stock being registered hereby. All amounts are estimates except for the SEC registration fee.

SEC registration fee	$2,283
Accounting fees and expenses	65,000
Legal fees and expenses	55,000
Blue Sky qualification fees and expenses	10,000
Miscellaneous expenses	5,000

Total	$137,283

        The holders of the shares being registered hereby will be responsible for all selling commissions, transfer taxes, and related charges in connection with the sale of the shares offered hereby.

Indemnification of Directors and Officers.

        Pursuant to the statutes of the State of Delaware, a director or officer of a corporation is entitled, under specified circumstances, to indemnification by the corporation against reasonable expenses, including attorneys' fees, incurred by him or her in connection with the defense of a civil or criminal proceeding to which he has been made, or threatened to be made, a party by reason of the fact that he or she was such director or officer. In certain circumstances, indemnity is provided against judgments, fines and amounts paid in settlement. In general, indemnification is available where the director or officer acted in good faith, for a purpose he or she reasonably believed to be in the best interests of the corporation. Specific court approval is required in some cases. The foregoing statement is subject to the detailed provisions of Sections 715, 717 and 723-725 of the Delaware Business Corporation Law ("BCL").

        We have entered into indemnity agreements with each of our directors and executive officers. The indemnity agreements provide that directors and executive officers (the "Indemnitees") will be indemnified and held harmless to the fullest possible extent permitted by law including against all expenses (including attorneys' fees), judgments, fines, penalties and settlement amounts paid or incurred by them in any action, suit or proceeding on account of their services as director, officer, employee, agent or fiduciary of us or as directors, officers, employees or agents of any other company or entity at our request. We will not, however, be obligated pursuant to the agreements to indemnify or advance expenses to an indemnified party with respect to any action (1) in which a judgment adverse to the Indemnitee establishes (a) that the Indemnitee's acts were committed in bad faith or were the result of active and deliberate dishonesty and, in either case, were material, or (b) that the Indemnitee personally gained a financial profit or other advantage to which he or she was not legally entitled, or (2) which the Indemnitee initiated, prior to a change in control of our company, against us or any of our directors or officers unless we consented to the initiation of such claim.

        The indemnity agreements require an Indemnitee to reimburse us for expenses advanced only to the extent that it is ultimately determined that the director or executive officer is not entitled, under section 723(a) of the BCL and the indemnity agreement, to indemnification for such expenses.

        The indemnification provision in our Amended and Restated By-laws, and the indemnification agreements entered into between us and the Indemnitees, may be sufficiently broad to permit indemnification of the Indemnitees for liabilities arising under the Securities Act.

        We have purchased directors' and officers' liability insurance.

  Recent Sales of Unregistered Securities

        Set forth below is information regarding securities sold by us since July 2001 which were not registered under the Securities Act. This information excludes the securities being registered under this Registration Statement. We believe that each transaction was exempt from the registration requirements of the Securities Act pursuant to Section 4(2) of the Securities Act and/or Regulation D promulgated thereunder as transactions not involving a public offering, based on the private nature of the transactions and the financial sophistication of the purchasers, all of whom had access to complete information concerning us and acquired the securities for investment and not with a view to the distribution thereof.

Security Type	Name of Security Holder	Date Issued		No of Shares
Debt convertible into common stock and warrants	Laurus Master Fund, Ltd.	8/14/2003	*	847,646	(a)
Preferred stock & warrants	Emancipation Capital LP	6/16/2004		1,652,284
Preferred stock & warrants	Trilogy Capital Holdings Corporation	6/16/2004		1,376,904
Preferred stock & warrants	Philip Hempleman	6/16/2004		550,761
Preferred stock & warrants	Porridge, LLC	6/16/2004		550,761
Preferred stock & warrants	Potomac Capital Partners, LP	6/16/2004		421,332
Preferred stock & warrants	Potomac Capital International Ltd	6/16/2004		140,444
Preferred stock & warrants	Pleaides Investment Partners R, LP	6/16/2004		264,366

*
As amended on July 30, 2004.

(a)
The securities sold in these transactions were the convertible note payable and the related warrant. The number of common shares noted above represents the maximum which may be issued. As described in the aforementioned Note to the Company's consolidated financial statements, the Laurus Master Fund, Ltd. beneficial ownership of the Company's common stock is contractually limited to 2.5% of the outstanding shares.

Item 16. Exhibits and Financial Statement Schedules.

  (a)
  The following exhibits are filed herewith:

Exhibit No.	Description
3.1.1*	Amended and Restated Certificate of Incorporation of OPUS360 Corporation.
3.1.2*	Certificate of Amendment to the Amended and Restated Certificate of Incorporation of OPUS360 Corporation.
3.1.3	Certificate of Amendment to the Amended and Restated Certificate of Incorporation of Artemis International Solutions Corporation(4).

3.1.4	Certificate of Designations, Preferences, and Rights of Series A Convertible Preferred Stock(6)
3.1.5	Certificate of Amendment to the Amended and Restated Certificate of Incorporation of Artemis International Solutions Corporation.(11)
3.2*	Amended and Restated Bylaws of Artemis International Solutions Corporation (Incorporated by reference to Exhibit 3.1 to our Form 8-K dated September 13, 2002).
4.1*	Certificate for Shares.
5.1	Consent of Thelen, Reid & Priest LLP.
10.1*	Lease Agreement dated August 10, 1999, between the Company and Samson Associates, LLC as amended.
10.2*	Modification and Extension of Lease dated August 6, 1999, between the Company and Royal Realty Corp.
10.3*	Employment Agreement dated April 1, 1999, between the Company and Ari B. Horowitz.
10.3.1*	Amendment to Employment Agreement of Ari B. Horowitz dated September 2, 1999.
10.3.2	Promissory Note of Ari B. Horowitz.(4)
10.3.3	Second Amendment to Employment Agreement of Ari B. Horowitz dated May 1, 2001.(4)
10.3.4	Third Amendment to Employment Agreement of Ari B. Horowitz dated July 31, 2001(4)
10.3.5	Fourth Amendment to Employment Agreement of Ari B. Horowitz dated January 10, 2003.(4)
10.5*	Loan and Security Agreement dated May 19, 1999, between Silicon Valley Bank and the Company.
10.6*	Loan and Security Agreement dated August 17, 1999, between Silicon Valley Bank and the Company.
10.7*	Amended and Restated Registration Rights Agreement dated March 16, 2000, among the Company and the security holders parties thereto.
10.8*	The Company's 1998 Stock Option Plan.
10.9*	Letter Agreement dated October 15, 1999, between the Company and J.P. Morgan Corporation.(3)
10.10*	Letter Agreement dated November 21, 1999, between the Company and CareerPath.com, Inc.(3)
10.11*	Standard Form of FreeAgent e.office services agreement.
10.12*	Series A Securities Purchase Agreement dated December 24, 1998, among the Company and the signatories thereto.
10.13*	Series B Securities Purchase Agreement dated September 3, 1999, among the Company and the purchasers of the Series B Convertible Preferred Stock.
10.14*	Agreement and Plan of Merger dated May 27, 1999, among the Company, The Churchill Benefit Corporation, William Bahr and Churchill Acquisition Corp.

10.15*	Agreement and Plan of Merger dated January 30, 2000 among the Company, Opus PM Acquisition Corp., PeopleMover, Inc. and the other parties thereto.
10.16*	Agreement and Plan of Merger dated January 19, 2000 among the Company, Ithority Corporation and the other parties thereto.
10.17*	Asset Purchase Agreement dated as of January 12, 2000 among Brainstorm Interactive, Inc., the Company and the other parties thereto.
10.18*	Escrow Agreement dated as of February 24, 2000 among the Company, Suntrust Bank, James L. Jonassen and Ali Behnam.
10.19*	Escrow and Pledge Agreement dated as of January 19, 2000 among SunTrust Bank, the Company and the other parties thereto.
10.20*	Amended and Restated Employment Agreement dated February 2, 2000, between the Company and Richard S. Miller.
10.20.1	First Amendment to Amended and Restated Employment Agreement, between the Company and Richard Miller dated June 21, 2001.(4)
10.21*	Agreement between The Churchill Benefit Corporation and Automatic Data Processing.
10.22*	Employment Agreement dated February 29, 2000, between the Company and Allen Berger.
10.23*	Strategic Partner Registration Rights Agreement dated February 7, 2000 between the Company and Lucent Technologies Inc.
10.24*	The Company's 2000 Stock Option Plan.
10.24.1	Amended and Restated 2000 Stock Option Plan(10).
10.25*	The Company's 2000 Stock Option Plan for Non-Employee Directors.
10.25.1	Amended and Restated 2000 Stock Option Plan for Non-Employee Directors(10).
10.26*	The Company's 2000 Employee Stock Purchase Plan.
10.27*	Registration Rights Agreement dated February 24, 2000 between the Company and the Opus PM security holders.
10.28*	PeopleMover, Inc. 1999 Stock Incentive Plan.
10.29*	Stock Purchase Agreement dated February 28, 2000, between the Company and Dell USA L.P.
10.30*	Form of Strategic Partner Registration Rights Agreement between the Company and Dell USA L.P.
10.33*	Amended and Restated Non-Statutory Option Agreement dated as of February 2, 2000 by and between the Company and Richard S. Miller.
10.34A	Amended and Restated Promissory Note of Richard S. Miller dated November 21, 2000.(4)
10.35*	Pledge Agreement between the Company and Richard S. Miller.
10.35A	Amended and Restated Pledge Agreement dated as of November 21, 2000 between the Company and Richard S. Miller.(4)
10.36*	Form of Agreement between the Company and the FreeAgent e.office employee.

10.40	Employment Agreement dated June 12, 2000 between the Company and Jeanne Murphy (Incorporated by reference to Exhibit 10.3 to our Quarterly Report on Form 10-Q dated June 30, 2000).(1)
10.40.1	First Amendment to Employment Agreement dated July 31, 2001, between the Company and Jeanne Murphy.(4)
10.41	Employment Agreement dated September 7, 2000 between the Company and Peter Schwartz (Incorporated by reference to Exhibit 10.1 to our Quarterly Report on Form 10-Q dated December 31 2000).(1)
10.41.1	First Amendment to Employment Agreement dated July 31, 2001, between the Company and Peter Schwartz.(4)
10.44
Employment Agreement dated January 25, 2002, between the Company and Michael J. Rusert (Incorporated by reference to Exhibit 10.44 to our Quarterly Report on Form 10-Q for the Quarterly Period Ended March 31, 2002).
10.44.1	First Amendment to Employment Agreement between the Company and Michael J. Rusert dated October 1, 2002.(4)
10.44.2	Separation Agreement and Mutual Release between the Company and Michael J. Rusert.(5)
10.45
Employment Agreement dated March 1, 2002, between the Company and Charles F. Savoni. (Incorporated by reference to Exhibit 10.45 to our Quarterly Report on Form 10-Q for the Quarterly Period Ended March 31, 2002).
10.45.1	First Amendment to Employment Agreement between the Company and Charles Savoni dated October 4, 2002.(4)
10.46	Employment agreement dated January 23, 2004 between the Company and Patrick Ternier.(8)
10.48	Employment Agreement dated October 9, 2002, between the Company and Robert Stefanovich.(4)
10.48.1	First Amendment to Employment Agreement dated October 9, 2002 between the Company and Robert Stefanovich.(5)
10.49	Secured Convertible Note dated August 14, 2003 between the Company and Laurus Master Fund, Ltd.(2)
10.49.1	Amendment No. 1 to Convertible Note dated December 2, 2003 between the Company and Laurus Master Fund.(5)
10.50	Security Agreement dated August 14, 2003 between the Company and Laurus Master Fund, Ltd.(2)
10.50.1	Amendment No. 1 to Security Agreement dated July 20, 2004, between the Company and Laurus Master Fund.(7)
10.51	Common Stock Purchase Warrant dated August 14, 2003 between the Company and Laurus Master Fund, Ltd.(2)
10.52	Registration Rights Agreement dated August 14, 2003 between the Company and Laurus Master Fund, Ltd.(2)

10.52.1	Amendment No. 1 to Registration Rights Agreement dated July 30, 2004, between the Company and Laurus Master Fund.(7)
10.53	Securities Purchase Agreement dated June 16, 2004, between the Company and the Buyers.(6)
10.54	Registration Rights Agreement, dated June 16, 2004, between the Company and the Buyers.(6)
10.55	Escrow Agreement, dated June 16, 2004, between the Company, Emancipation Capital LP, and Wachovia Bank.(6)
10.56	Common Stock Purchase Agreement, dated June 16, 2004.(6)
10.57	Common Stock Purchase Agreement, dated June 16, 2004.(6)
10.58	Restructuring Agreement dated July 30, 2004, between the Company and Laurus Master Fund.(7)
10.59	Secured Convertible Minimum Borrowing Note dated July 30, 2004, between the Company and Laurus Master Fund.(7)
10.60	Secured Revolving Note dated July 30, 2004, between the Company and Laurus Master Fund.(7)
10.61	Waiver and Release dated July 30, 2004, between the Company and Laurus Master Fund.(7)
10.62	Payment Schedule Agreement, dated as of January 11, 2005, by and between Artemis Finland Oy and Proha Plc.(9)
14.1	Code of Business Conduct and Ethics Policy.(5)
14.2	Code of Ethics For Senior Financial Officers.(5)
23.1	Consent of Independent Registered Public Accounting Firm.
23.2	Consent of Thelen Reid & Priest LLP (contained in Exhibit 5.1).
24.1	Powers of Attorney (included on signature page).

*
Incorporated by reference to our Registration Statement on Form S-1 and amendments thereto filed with the SEC on December 21, 1999, February 9, March 2, March 7, March 27, and April 4, 2000, Registration No. 333-93185.

(1)
Incorporated by reference to Artemis' Report on Form 10-K for the fiscal year ended December 31, 2001—File No. 000-29793.

(2)
Incorporated by reference to Artemis' Report on Form 8-K filed with the SEC August 21, 2003—File No. 000-29793.

(3)
We have been granted confidential treatment of certain provisions of this exhibit pursuant to Rule 406 of the Securities Act of 1933. The entire agreement has been filed separately with the SEC.

(4)
Incorporated by reference to Artemis' Report on Form 10-K for the fiscal year ended December 31, 2002—File No. 000-29793.

(5)
Incorporated by reference to Artemis' Report on Form 10-K for the fiscal year ended December 31, 2003—File No. 000-29793.

(6)
Incorporated by reference to Artemis' Report on Form 8-K filed with the SEC June 18, 2004—File No. 000-29793.

(7)
Incorporated by reference to Artemis' Report on Form 10-Q for the quarterly period ended June 30, 2004—File No. 000-29793.

(8)
Incorporated by reference to Artemis' Report on Form 10-Q for the quarterly period ended September 30, 2004—File No. 000-29793.

(9)
Incorporated by reference to Artemis' Report on Form 8-K filed with the SEC January 14, 2005—File No. 000-29793.

(10)
Incorporated by reference to Artemis' Definitive Proxy Statement on Schedule 14A filed with the SEC on October 25, 2004—File No. 000-29793.

(11)
Incorporated by reference to Artemis' Report on Form 10-K for the fiscal year ended December 31, 2004—File No. 000-29793.

(b)
Financial Statement Schedules

        All schedules are omitted because the information required to be set forth therein is not applicable or is contained in the annual Financial Statements or Notes thereto included elsewhere herein.

Undertakings.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

        The undersigned Registrant hereby undertakes:

          (1)   To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

              (i)  To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

             (ii)  To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

            (iii)  To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

          (2)   That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3)   To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Newport Beach, State of California, on June 29, 2005.

ARTEMIS INTERNATIONAL SOLUTIONS CORPORATION
By:	/s/ PATRICK TERNIER Patrick Ternier Chief Executive Officer
By:	/s/ ROBERT S. STEFANOVICH Robert S. Stefanovich Chief Financial Officer (Principal Financial and Accounting Officer)

POWER OF ATTORNEY

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Date: June 29, 2005	/s/ PATRICK TERNIER Patrick Ternier, President and Chief Executive Officer (principal executive officer)
Date: June 29, 2005	/s/ ROBERT S. STEFANOVICH Robert S. Stefanovich, Executive Vice President and Chief Financial Officer (principal accounting officer)
Date: June 29, 2005	* Steve Yager, Chairman of the Board
Date: June 29, 2005	* Michael Murphy, Director
Date: June 29, 2005	* Olof Odman, Director
Date: June 29, 2005	* Pekka Pere, Director
Date: June 29, 2005	* Bengt Algevik, Director
Date: June 29, 2005	* Joseph Liemandt, Director
Date: June 29, 2005	* David Cairns, Director
*By:	/s/ ROBERT S. STEFANOVICH Robert S. Stefanovich Attorney-In-Fact

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TABLE OF CONTENTS
PROSPECTUS SUMMARY
RISK FACTORS
FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
DIVIDEND POLICY
PRICE RANGE OF COMMON STOCK
SELECTED FINANCIAL DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
COMPENSATION OF EXECUTIVE OFFICERS AND OTHER INFORMATION
SUMMARY COMPENSATION TABLE
AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION VALUES
PRINCIPAL SHAREHOLDERS
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
SELLING SECURITY HOLDERS
PLAN OF DISTRIBUTION
DESCRIPTION OF OUR CAPITAL STOCK
LEGAL MATTERS
EXPERTS
DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES
SHARES ELIGIBLE FOR FUTURE SALE
WHERE YOU CAN FIND MORE INFORMATION
ARTEMIS INTERNATIONAL SOLUTIONS CORPORATION INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ARTEMIS INTERNATIONAL SOLUTIONS CORPORATION CONSOLIDATED BALANCE SHEETS
ARTEMIS INTERNATIONAL SOLUTIONS CORPORATION CONSOLIDATED STATEMENTS OF OPERATIONS
ARTEMIS INTERNATIONAL SOLUTIONS CORPORATION CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT) AND COMPREHENSIVE INCOME (LOSS) For the Period January 1, 2002 to December 31, 2004 (in thousands)
ARTEMIS INTERNATIONAL SOLUTIONS CORPORATION CONSOLIDATED STATEMENTS OF CASH FLOWS
ARTEMIS INTERNATIONAL SOLUTIONS CORPORATION NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
ARTEMIS INTERNATIONAL SOLUTIONS CORPORATION CONDENSED CONSOLIDATED BALANCE SHEETS (in thousands, except share amounts)
ARTEMIS INTERNATIONAL SOLUTIONS CORPORATION CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (in thousands, except per share amounts) (Unaudited)
ARTEMIS INTERNATIONAL SOLUTIONS CORPORATION CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (in thousands)
ARTEMIS INTERNATIONAL SOLUTIONS CORPORATION NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) (all tabular amounts in thousands except per share amounts)
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
  Item 16. Exhibits and Financial Statement Schedules.
SIGNATURES
POWER OF ATTORNEY